NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08040692

February 22, 2008

Received SEC
FEB 22 2008
Washington, DC 20549

Peter M. Ziparo
Assistant General Counsel
Corporate and Securities
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2008

Re: Visteon Corporation
Incoming letter dated December 21, 2007

Dear Mr. Ziparo:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Visteon by Fredrick P. Wilson. We also have received a letter from the proponent dated January 28, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119

Visteon®

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2008 Visteon Corporation Proxy Statement
<u>Stockholder Proposal from Mr. Fredrick P. Wilson</u>

Ladies and Gentlemen:

We have received from Mr. Fredrick P. Wilson a shareholder proposal (the "Proposal") for inclusion in the proxy materials for our 2008 Annual Meeting of Stockholders anticipated to take place on or about May 14, 2008 ("2008 Annual Meeting") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal is entitled "SUPPORT NEW VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

As more fully discussed below, we ask that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding the Proposal from our proxy materials under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

Background

The full text of the Proposal and related supporting statement as submitted to us are attached as <u>Exhibit A</u>. The Proposal provides, in relevant part:

> Resolved: that the shareholders request Visteon's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in supporting improving the fuel economy of all customer's new

> light trucks and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

The substance of the recitals preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi Sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. Although the proposal does not make an explicit connection between the recitals and the resolution, the proposal is apparently based on the ideas that improving fuel economy will facilitate the cessation of importing oil from the Middle East and that an executive compensation program that tracks progress in fuel economy will provide an incentive for Visteon to support the improvement of the fuel economy of its customers' new vehicles.

The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because the Proposal Relates to Ordinary Business Matters.

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations," and the Staff of the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day-to-day basis are not suitable for direct oversight by stockholders. *See* Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). It would undercut the Commission's purpose in permitting omissions simply by a gratuitous reference to executive compensation. Accordingly, the Staff looks to the "thrust and focus" of proposal to determine if it deals with ordinary business matters, rather than to an incidental mention of executive compensation. For example, the Staff took a no-action position toward omitting a proposal that linked executive bonuses to the reduction of retiree bonuses under Rule 14a-8(i)(7), noting that despite the mention of executive compensation, "the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *Exelon Corporation* (March 10, 2005). *See also: Corrections Corporation of America* (March 15, 2006)(In responding that it would not recommend enforcement action if Corrections Corporation of America excluded the proposal under Rule 14a-8(i)(7), the Staff commented, "although the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation.").

In the present case, the thrust and focus of the Proposal is clearly on the risk proposed by Islamic extremism and, secondarily, on a desire to improve fuel economy apparently to permit the U.S. to stop buying oil from the Middle East. Executive compensation is far from the principal concern of the Proposal. Despite the mention of executive compensation, the principal focus of the Proposal is supporting an improvement in the fuel economy of the vehicles of its customers. Developing products that improve the fuel economy of the vehicles of its customers is an important part of Visteon's ordinary business operations, primarily as a means of winning business with its customers. The Proposal does not otherwise discuss executive compensation except for the sole mention in the concluding resolution; there simply is no attempt beyond the request for an incentive linked to vehicle fuel economy to demonstrate the relevance of executive compensation to the issue of fuel economy, or to the issue of radical Islamism, which dominates the recitals.

We are mindful that Division of Corporation Finance: Staff Legal Bulletin No. 14C (CF) (June 28, 2005) indicates that certain proposals that encompass environmental or public health issues which are deemed to focus on significant policy issues may not be excluded. However, the present Proposal does not focus in any way on the company minimizing or eliminating operations that adversely affect the environment or the public's health, but rather is solely concerned with denouncing terrorism and radical Islamism. Further, the invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove it from the realm of ordinary business operations. *See Carnival Corporation and Carnival plc* (January 6, 2006). *See also: General Motors Corporation* (March 11, 2003); *T. Rowe Price Group, Inc.* (January 10, 2003 and December 27, 2002); *SBC Communications Inc.* (December 26, 2002); *Morgan Stanley* (December 23, 2002); *Lucent Technologies Inc.* (November 18, 2002); *Johnson & Johnson* (January 15, 2003); and *American Home Products Corporation* (March 4, 2002).

The Staff's concurrence just last year in the exclusion of a proposal in *General Motors Corporation* (April 4, 2007) is particularly instructive since it involves a proponent, a proposal and a company response substantively identical to that presented here. In *General Motors Corporation,* as here, the company received a proposal from Mr. Wilson calling for the institution of an executive compensation program linked to the fuel economy of vehicles. Specifically, in *General Motors Corporation,* the proposal provided, in relevant part:

> Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

In *General Motors Corporation,* the Staff concurred in the company's exclusion of the proposal from its proxy materials in reliance on Rule 14a-8(i)(7), noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters."

Accordingly, we properly may exclude and intend to exclude the Proposal from our proxy materials as permitted by Rule 14a-8(i)(7).

The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because the Proposal Is Vague and Misleading.

In addition, Rule 14a-8(i)(3) would permit the omission of all or nearly all of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

> statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion. For example, the first recital includes the statement "Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christian and Jews." The fourth recital states, "Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that are taught hatred by Saudi money that will be an active 5th column for the Islamofascists." These statement and others in the recital, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. We do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). *See, e.g., Bank of America Corporation* (January 12, 2007).

* * * * *

We ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our excluding the Proposal from our proxy materials. If the Staff disagrees with our conclusion that the Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2008 Annual Meeting with the Commission. We are also enclosing six copies of this letter and its exhibits and an additional copy of the letter and its exhibits is concurrently being sent to Mr. Wilson.

If you have any questions regarding this matter or if I can be of any help to you in any way, please feel free to contact me.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Mr. Fredrick P. Wilson

RECEIVED
NOV 21 2007
By

November 17, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Mr. Peter M. Ziparro
Assistant General Counsel, Chief Counsel's Office, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2007 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Mr. Ziparro;

The first attachment is a letter dated 06Nov2007,from Fidelity, Inc., the brokerage holding my stock, attesting to the purchase date of my Visteon Stock and the quantity owned, that as of the date of that letter I still owned the stock, and that I have continuously held that stock since purchase. The first purchase date is December 05, 2005 and the quantity is 100 shares. Additional shares (200) were purchased on 31OCT2006, additional shares (100) on 24Aug, 2007, and, as shown in the second attachment, additional shares (250) were purchased on 13Nov2007. The 400 shares of stock is valued as of 06Nov2007 at about $2,328.00, and the total of 650 shares of stock as of 16Nov2007 is valued at $3,107.00.

The second attachment is a statement of my account with Fidelity 16Nov2007. It indicates the shares of stock, purchase dates, and valuation as of 16Nov2007. The total value of the stock is $3,107.00.

The third attachment is my letter to Visteon Chief Legal Counsel, Mr. John Donofrio, Dated 06NOV2007 regarding my intention to continue to own these shares of Visteon stock beyond the annual meeting in 2008, and for many years beyond that and to prosper from that.

The fourth attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 499 words long per Microsoft Word 2000 wordcount, including the title and signature and date.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,

Fredrick P. Wilson

Fredrick P. Wilson

Att: 1) Letter from Fidelity, Inc regarding ownership of my Visteon Stock.

2) Fidelity account printout showing purchase dates and values as of 16Nov2007.

3) Letter to Visteon Legal, Chief Counsel John Donofrio, regarding my intent to continue to own this stock.

4) Stockholder Proposal: SUPPORT VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 6, 2007

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

Dear Mr. Wilson,

This letter is in response to the letter that we received from you on October 29, 2007. It was regarding your inquiry about the Cost Basis Information and Purchase History for the 400 shares of Visteon Corp. (VC) that you hold in your Fidelity Rollover IRA number 135-588180.

This is to confirm that you currently hold 400 shares of Visteon Corp. (VC) in your Fidelity Brokerage Rollover IRA number 135-588180. The value of your 400 shares of VC is $2,328.00 as of October 29, 2007. Secondly, the Purchase History and Cost Basis Information[1] for your 400 shares of VC is as follows.

Event Date	Transaction	Event Quantity	Event Basis	Position Quantity	Position Basis
12/05/2005	Buy	100.000	$670.00	100.000	$670.00
10/31/2006	Buy	200.000	$1,466.00	300.000	$2,136.00
08/24/2007	Buy	100.000	$556.90	400.000	$2,692.00

These shares have been held continuously in your account since they were purchased.

I hope this information is helpful. If you have any further questions, please feel free to contact me at 800-482-9984, extension 27936. We appreciate your business.

Sincerely,

Peter Zaitzevsky
Client Service Specialist

Our File: W035062-06NOV07

[1] Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) and change since purchase information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax advisor for further information.

Account: ROLLOVER IRA (135588180)

Position

- As of: 11/16/2007, 12:50 AM

Symbol	Description	Quantity	Closing Mkt Value	Cost	Net Change	Net Change %	Type	
VC	VISTEON CORP COM	650.0000	$3,107.00	$3,968.15	-$861.15	-21.70%	Cash	Trade News Research

Open Lots

The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost per Share	Closing Mkt Value	Cost	Net Change	Net Change %
12/05/2005	100.0000	$6.70	$478.00	$670.00	-$192.00	-28.66%
10/31/2006	200.0000	$7.33	$956.00	$1,466.00	-$510.00	-34.79%
08/24/2007	100.0000	$5.57	$478.00	$556.90	-$78.90	-14.17%
11/13/2007	250.0000	$5.10	$1,195.00	$1,275.25	-$80.25	-6.29%

November 06, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
PH: 810-694-6628
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Mr. John Donofrio
Sr. VP and General Counsel, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

ATTN: Mr. John Donofrio
Chief Counsel

SUBJECT: Intent to Continuously Hold Stock for the next three years, i.e. Stock Retention

Dear Mr. Donofrio:

The attached letter dated 06Nov2007, from Fidelity, Inc. establishes my continuously held ownership of the stock listed, that which has been continuously held for not only at least one year, but actually for well over one year, as well as lots held for shorter time frames.

I do personally attest that I have continuously held the first two lots of stock, which exceeds $1,434 in value for over one year, and I have continuously held the other two lots.

I do intend to continuously hold, i.e. own, this VC stock for the next three complete calendar years of 2008, 2009, and 2010, and through the dates of the annual meeting of shareholders in 2008 and the date of the annual meeting of shareholders in 2009, and through the date of the annual meeting of shareholders in 2010. I do intend to continuously hold this stock for many years beyond that and to prosper from it.

If you have any questions or concerns, please contact me at your earliest opportunity.

Regards,

Fredrick P. Wilson

SUPPORT NEW VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Visteon's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in supporting improving the fuel economy of all customer's new light trucks and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/17/07

RECEIVED
2008 JAN 31 AM 11:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 28, 2008

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

I urge you to notify Visteon Corporation that they should include my proposal in the 2008 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine Visteon Corporation the fullest amount that the law allows if they do omit my proposal.

In the 1930s Winston Churchill was already notorious for speaking out about the dangers of Nazism. He was supported and encouraged by a group of "troublesome young men", members of Parliament and others, who urged him to continue to speak out about the threat that Nazism presented to freedom, democracy, England, and the free world.

Mein Kampf, when it was translated and published in English, was only ½ the length of the German language version, and had been highly edited to remove the hate filled parts. This ploy by the Nazis was reasonably successful, for many did read the English language version, and, upon finding no problems in it, derided those that knew better. Fortunately, enough Englishmen knew German, and a report was made of the two versions and what had been cut out, but far too few knew about or read this expose.

Churchill was also derided by many, if not most, people, for speaking out about a threat that either didn't exist, was too far away, was too far into the future to worry about, or was too large to do anything about. He was called a fear monger, an alarmist over nothing, and a Germanophobe, for deriding the Nazism, which had taken root with the Germans in Germany. He was accused of, in effect, cherry picking the negative items that Hitler had stated in *Mein Kampf*, and what Hitler and the other Nazis had publicly written and stated in speeches and discussions. Even some of Sir Winston's friends looked for ways to avoid seeing him or meeting him in the street by walking the other way, for they were tired of his constantly drumming about Nazism.

On May 10, 1940, when the Nazis', whom England had declared a state of war with on September 3, 1939, invaded France, Parliament, by a bare majority, threw out Chamberlain and some of the appeasers, and Churchill became the Prime Minister of England. At that time, Churchill thought that it may very well be too late, and believed that he might be presiding over the demise of England and the free world. Fortunately his resolute leadership helped overcome the Nazi inevitableness, despite the appeasers that remained in the government and Parliament.

After WWII, everyone knew and stated that Sir Winston was right. All of the evidence was right in front of us, but nobody wanted to learn about it or believe it. Everyone also stated how easy it would have been to get rid of Nazism in 1935, but no one then believed in what Churchill was stating. Everyone also said they would never allow evil to be ignored or triumph again.

Fast forward to today. We are living in a time analogous to the 1930's. There are far too many radical Islamists in America and the world, far too many Islamofascist apologists, far too many that don't want to learn anything, and far too many who are unwilling to consider learning enough about the problem.

The complete and total ignorance about Saudi Arabia and Islam that Visteon has displayed from its letter dated 21DEC2007 to the SEC, goes far to substantiate my belief, which I am documenting in over 2500 pages of documentation and over 150 books in the bibliography, of the analogy to the 1930's and that the United States of America has a tremendous probability of becoming an IslamoNazi hellhole like Lebanon, in part or in whole, on or before 2100. There are some that argue that it will even occur before 2050, and I only disagree with them over the possibility percentage.

"If a nation expects to be ignorant - and free - in a state of civilization, it expects what never was and never will be." – Thomas Jefferson

"The opinion of 10,000 men is of no value if none of them know anything about the subject." - Marcus Aurelius.

"All that is necessary for the triumph of evil is that good men do nothing." (Edmund Burke)

"Kill the unbelievers wherever you find them..." Sura 9.5, from the final and concluding chapter (Sura) of the Holy Qur'an

"Therefore, when ye meet the unbelievers, smite their neck." Sura 47.4, from a later Medinan Chapter of the Holy Qur'an. This, plus the Prophet Muhammad's personal beheading of over 600 male captives from the Jewish community of Banu Nadir in 626, is why Islamic captives are usually beheaded. (there are over 140 more verses advocating violence, war, and hatred in the Holy Qur'an, and due to Islam's Global Engineering Change System, naskh, the abrogate or suppression of all of the peaceful passages in the Holy Qur'an, the *Mein Kampf* of Islam, is part of mainstream Islamist teachings).

Islam teaches that Muhammad is *al-insan al-kamil* ("the ideal man"), the most perfect human being who ever existed, that is to be emulated in every way by every Muslim. That helps explain why beheading is still an approved method of killing innocents, and that assassinating opponents, as is rife in Lebanon, has occurred frequently in Iraq, and now also with Bhutto in Pakistan, is an accepted modus operandi.

There appears to be no Churchill on the Horizon. But there are some who are pointing out the danger, even though no one wants to listen, and no one wants to learn about and believe in the available knowledge. This unwillingness of almost all people to learn enough about Islam to have an opinion worth having and that can be supported and debated in the public arena strengthens the analogy to the 1930s.

Norman Podhoretz authored *World War IV*. He so appels it because he calls the Cold War WW III. In either case, he makes a compelling case of what we are fast approaching. If anything, he is too conservative in his outlook, for this war will not just last for a couple of decades, or a generation. This war may last for centuries. Even though the US has not been engaged in it until recently (except for the war with the Jihadist Barbary Pirates two hundred years ago), this war has gone on for 1386 years, and may go on, if we don't lose it first, for 1387 more years.

In March of 632AD, in his farewell speech to his troops shortly before he died, Muhammad stated "I was ordered to fight all men until they say 'There is no god but Allah.'". Following the exhortations of Allah and using the exhortations of Muhammad, and his words and deeds as the perfect example, there has been 1387 years of unrelenting Jihad against non-Muslims.

Ayatollah Ruhollah Khomeini stated, in 1979, "We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."

Osama bin Laden stated, in November 2001, "I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."

Including the statements quoted above, Osama and Khomeini, as well as their compatriots and successors, have frequently quoted the Holy Qur'an, the Hadith, and the Prophet Muhammad in support of their beliefs, as they did above. No one has been able to refute their use of the heinous passages in the Holy documents of Islam.

The Holy Qur'an can be read in complete translations, but it can be very difficult and misleading to read for those who don't know the rules under which it is organized and are to guide the understanding of it. The online English versions of the Hadith are being altered to remove the hatred, similar to what the Nazis did with *Mein Kampf*. Unfortunately, these 10 and 12 volumes of the Hadith collections are far too expensive for many to have in their original printed state, but they do exist, and I have both the collections of Sahih Bukhari and Sahih Muslim in hard copy.

The Holy Qur'an is the *Mein Kampf* of Islam: teaching hatred for all non-Muslims and advocating war and violence against all non-believers. The Hadith, the life and times of Muhammad and his actual statements were put together by renowned collectors of information about him shortly after his death, fully document the hatred and advocacy of violence that Muhammad, the Hitler of Islam, promoted. Yes, there are peaceful passages and peaceful statement, but to say that anyone is cherry picking quotes from the Holy Qur'an, the Hadith, and other documents is as disingenuous as those that accused Churchill of that with *Mein Kampf* and Hitler's speeches. The same applies to statements by Muslims throughout history – the hatred is there, and is plain to see, even though not every statement is evil. These IslamoNazis hate Jews more than the Nazis did, and have done so for 1387 years. These IslamoNazis hate Christians and all non-Muslims more than the Nazis hated untermenschen. The Muslims conquered every country that has an Islamist majority today by the sword – no country or group of people voluntarily converted as simply a choice between religions.

Demographically at first, violently later, all of Western Europe, Russia, England, Canada, Southeast Asia, and large sections of South and Central America will be overrun by radical Islam on or before 2100. Australia and New Zealand may not make it much beyond 2100 before they have Islamist majorities. The United Nations has validated the demographic data that substantiates the above statement. *America Alone – The End of the World As We Know It* by Mark Steyn, who is neither the first author nor the only author to put the picture of demographics together, is perhaps the best book for an understanding of the demographics. It is fairly short and is written in an entertaining and engaging style. A copy is attached.

Speaking with businessmen who have visited China, they so state that there is at least one Mosque in every reasonable sized city. The Uighurs in Western China are trying to out demographically grow the Han Chinese, even though China has offered those Han residents freedom to have as many children as they want, contrary to the policy in the rest of China. China may be able to suppress peaceful Christians with ease, but they are playing with fire when they believe they can control their Islamic population.

India is building a 2400-mile Israeli style wall to keep the radical Islamists from Bangladesh out. India also has over 120 million Muslims in India, some of whom have committed terrorist acts, even though they know that the Hindus will respond in kind.

Attached is an article that documents some incidents between Muslim immigrants to Greenland and the indigenous Eskimos. What did Eskimos ever do to Muslims or Islam? Before Greenland, the two cultures never met each other, but the Muslims hate the Eskimos because they are not Muslims, as Allah and the Prophet Muhammad taught them to do.

The further one goes into the future, even more of the world will be overrun by radical Islam.

Is it possible for the USA to survive alone, as the sole western civilization left in the world? The further one goes into the future, the answer more strongly becomes no.

It is very possible that the USA will fight a second civil war. It is probable that the USA will become in whole or in part, just like Lebanon, where moderate leaders of all faiths are either in hiding or already assassinated. As the future continues to progress, the USA will become closer to being like Syria, as Lebanon is now progressing.

Dr. Newt Gingrich, Professor Emeritus of History and ex-Speaker of the House, has stated that this war against radical Islam will try our nation as nothing has tried it since the Civil War. I have spoken with Dr. Gingrich, and stated that in the second half of this century, we may very well be tried as a nation far more than even our own Civil War. He stated that I might be right.

"For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is **physical death**". Quote from Imam Hanafi Adbul Malik, from the Flint Muslim House at 804 King Street, to George Jaksa of the Flint Journal, on 20Feb2006 (emphasis added). This is exactly how the Prophet Muhammad urged his followers to assassinate nine people, including one pregnant woman, solely for verbally criticizing the Prophet. CAIR, Adbul Malik, and a gentleman at the Mosque subsequently lied (Taqqiya) about what Adbul-Malik said, here in Genesee County, Michigan, USA.

CAIR board Chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam...Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth." (very similar to what Osama bin-Laden said in 2003).

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-Muslims.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

I subscribe to E-mails from CAIR, and view several USA Islamist websites almost every day, such as that for the MSA (Muslim Students of America). Our own American Muslims practice Taqqiya on us every day, all day long. Only the true followers of Islam such as Osama bin-Ladin, Zawahiri, Grand Ayatollah Khomeini, now

Khamenei, Hamas, Hezbollah and of their similar like tell the truth about Islam and their pledged mission to destroy the "Great Satan".

As a fairly secular Christian, I can guarantee that Muslims in the USA and our own Muslim American citizens will want the USA to be ruled by Sharia law, as 60% of British Muslims want for Britain, which is totally incompatible with the bill of rights and the 14th and 19th amendments. To have to get a *fatwa* before our own Muslim American citizens in the US military would fight against the Islamofascist in Afghanistan and Iraq should be very alarming. The Muslim-American Pledge of allegiance starts with "I pledge allegiance to Allah and his Prophet Muhammad", and "to the global Umma", and goes on like this for five lines before the pledge we recognize kicks in. This pledge may be being taught in 1,200 Madrassas in the USA today. Many American Muslims owe allegiance to Allah, his Prophet, Muhammad, and the global Umma, before they owe allegiance to America.

The possibility, even the probability, that the USA can lose this war, which will be the defining war of the entirety of this century, with the real shooting part of this war probably not starting until after 2050, is something that every American should know about.

The probability that many of our great-great granddaughters will be gang raped by young Muslim men who believe that their religion justifies that, as is happening in Europe and Australia today and has been for several years, is something every American should know. The probability that many young American Muslim girls will be genitally mutilated (female circumcision, or Clitorectomy) as Ayaan Hirsi Ali was, as is endemic in the Middle East, North Africa, and is occurring in Europe, is almost certain. The Prophet Muhammad said "Cut them, but do not cut too deep."

The probability that our many of our great-great grandsons will either be beheaded or forcibly converted to Islam is almost certain. The prophet Muhammad beheaded 600-900 Jewish men for not wanting to convert to Islam and for verbally opposing Islam. Those Muslims who behead opponents are just following the example of the most perfect human being that ever existed, who is to be emulated in every way. The probability that the wives and daughters of Muslims will be freely beaten, as 93% of all women in Pakistan were in 2003, is very high. Allah and Muhammad approved of beating wives and women whenever the man was unhappy with them, for almost any reason, and Muhammad did do so. Once again, the perfect human being that every Muslim should pattern his life after.

Polygany (multiple wives, as opposed to polygamy, multiple spouses) has made it to the USA, as the Holy Qur'an allows all Muslim men to have up to four wives. Honor killings have made it to America. Due to the ignorance of most in the FBI and law enforcement, I am sure there have been many more Honor Killings and Islamic wife and female beatings than have been reported. On January 4, 2008, Brigitte Gabriel, a Lebanese American lady and author of *Why They Hate*, from her experiences growing up in Jihadist-torn Lebanon, stated on FoxNews regarding the Honor Killing of these two young teen-age daughters by a Palestinian Muslim Cab Driver in Texas, that Europe is now experiencing more than two cases of Honor Killings per country per month, and that the Europeans have gotten so used to it that the killings aren't even news anymore.

Our great-great grandchildren are going to hate us for the world we will bequeath to them, if there is anyone left to remember what the USA was like before we lost the war.

I do not care very much about the "religion" of Islam. If all Muslims did was believe in a decent God, bowed down and prayed five times a day, tried to do good deeds, and then, at death, be judged, for Islam is a religion of good works, and go to either heaven (all 72 virgins) or hell (traditional fire and brimstone), I wouldn't bother studying it. The political ideology of Islam, which is part and parcel of the religion and may be inseparable from it, is what I study and decry. The Holy Qur'an is the literal word of Allah, immutable, unchangeable, perfect, and all encompassing. It is not subject to interpretation or alteration. How do you tell Muslims to disregard over ½ of what their Allah teaches them to do to us here on this earth, such as cut our heads off or treat as "subdued" beings? How do you tell Muslims that Muhammad, the perfect human being, was anything but a prophet of peace during his time in Medina to non-Muslims? The only way to be guaranteed to get to heaven is to commit Jihad (Holy War). If you are killed while committing Jihad, one goes instantly to the 7th level of heaven, with 72 rooms with 72 virgins in each room. That is why Muhammad Atta had his best suit laid out to accompany him in his mission, for he was committing Jihad. Suicide, as in jumping off of a bridge to end your life, is decried by Islam. Osama bin-Laden declared war on the USA in 1998, so Muhammad Atta was committing Jihad, and knew he would go directly to heaven. He would not have to wait to be judged, or walk on the narrow walk over the drop to Hell, and perhaps be pushed off by Allah, because his bad deeds outweighed his good deeds. Atta went straight to the 7th level of heaven where he has the prowess off 100 men, renewed every night. Jihad almost became the 6th pillar of Islam.

Yes, there are peaceful Muslims, But it is not because of their religion, it is in spite of it. Islam, in Arabic, means submission, not peace. Islam is the religion of submission to Allah. Tawfik Hamid, from whom two articles are attached, is the best peaceful Muslim there is, for he recognizes the hatred the basic documents of Islam preach and he wants to reform them. Whether he and the very few other peaceful Muslims can succeed or not is unknown, but unlikely. Many Muslims are ignorant of what their religion teaches and preaches, just as many Christians are, but the Muslims can be introduced to the hatred one verse at a time by any Imam, the internet, or by their own research. At that stage they mostly keep quiet, for leaving Islam, apostasy, is one the three items for which death is the punishment (the other two are criticizing Allah or the Holy Qur'an, and criticizing the Prophet Muhammad). A very few do become apostates, such as Ayaan Hirsi Ali, Nonie Darwish, Wafa Sultan, and Ibn Warraq. Some others become violent radicals, and many become quiescent radical Islamist supporters.

Ayaan Hirsi Ali, (The author of the attached book, *Infidel)* who is now living in the US, has publicly stated that Islam states that we are all Infidels. She is correct. She has stated this publicly on FoxNews Sunday. The more one knows about Islam the more one knows that it is a religion of hatred and war. Her book, Infidel, is included. Ms. Laura Bush has read this book, as has Congressman Mike Rogers. News reports have corroborated that genital mutilation has made it into the mainstream of Europe's Muslims. It will first appear here in the US amongst our Islamic populations in New York and Minnesota. They will try to make it a mainstream practice as is occurring in Europe. Would anyone of us want our daughters genitally mutilated as Ayaan Hirsi Ali was? Yet that is the future if we are not very careful. The money and boldness to advocate such programs comes from our oil money, which, with the price of oil today, the radicals in the Middle East are awash in. All of the preceding gentlemen, as well as President Bush, have read, recommended it to their staffs to read, and have highly recommended the book *America Alone* by Mark Steyn to others to read. Congressman Pete Hoekstra sought me out to shake my hand after talking to Mitt Romney about this book and the impact of Islam on the USA. He was glad to meet someone who had read the book and understood the threat, as was Governor Romney, who personally told me it was a powerful book. Mrs. Ann Romney has stated to me that her husband both believes and understands that Islam is not a religion of peace, but rather a religion of hatred and war.

The DVD *Obsession* has been shown on FoxNews. It has been shown on over 80 campuses across the nation as part of FPM's Islamofascism Awareness week last fall. The other DVD, *Islam – What the West Needs to Know* covers some basic knowledge about Islam that is also covered in the written documentation on the CD set *Amerabia,* only in a different, and perhaps more concise, form.

While we absolutely need to find and support truly peaceful Muslims that believe in separation of Church and State and that know that Islam must be reformed, there are probably not enough such wonderful, peaceful Muslims to make a difference in either the short or the long run. Attached are two articles by Tawfik Hamid, a truly peaceful Muslim, amongst the attached documentation. The articles, from the Opinion Journal Online (The Wall Street Journal) state his attempts to reform Islam. I will contribute $100 dollars to the Salvation Army for every Muslim that Visteon can find that agrees with Tawfik Hamid. The conditions are: 1) a notarized, signed statement, with the two articles attached, stating that the signing Muslim agrees with and will support Tawfik Hamid and his efforts to reform Islam. 2) A letter to the editor published in a paper that states that he (she) supports Tawfik Hamid and what he is trying to do, and 3) Certified evidence that the peaceful Muslim has stood up in Mosque on a Friday and promoted Tawfik Hamid and his efforts. I will pay up to a total of $10,000 to the Salvation Army for this effort, and if Visteon desires that my money be placed into Escrow, that can be arranged. Visteon should be willing to match my contributions, but also to pay a full $10,000 if it can't find even a single Muslim that will agree with Tawfik Hamid and to my conditions.

The more one studies Islam and its history, the more certain one will become that sooner or later, just as in the Gaza Strip, peaceful Muslims will become irrelevant, and the radicals will win by any means necessary, for the peaceful ones are unwilling to fight back, and it is only through fighting back that radical Islam can be defeated. Lebanon is another case in point, where the radicals have proven that they will go to any length to win, and anyone who opposes them has either been assassinated, is in hiding under 24 hour guard, or the equivalent of a dead man walking. They are just following the example of the Prophet Muhammad, who had nine people, men and pregnant women, assassinated, solely for speaking out against Islam.

In Kosovo, regarding which the USA bombed Serbia to stop them from "ethnically cleansing 1,200 dead KLA terrorists", while killing between 10,000 and 30,000 Christian Serbs, over 200 Churches have been torched, i.e. totally destroyed, as the radicals streamed back in, and over 150 new Mosques have been built, each with a little brass plaque stating that it was funded by Saudi Arabia. Kosovo and Bosnia-Herzegovina are now training camps and way stop for Jihadists from Europe and the Middle East as they travel back and forth. Is that the thanks we deserve for trying to stop the killing of everyone by everyone? The Muslims were losing and we did save them.

When Islam becomes the majority in Europe and Canada and Russia, Americans will have front row seats to see how horridly Muslims treat all non-Muslims, even the "people of the book", as are Christian and Jews. Over 50% of Iraq's Christian population has fled Iraq since 2003. The reason is primarily because now that Saddam is gone, they can, and they know that Sharia law is just around the corner. The non-Muslims and Christians of Europe are fleeing from those areas and countries that have the most Muslims, for they are starting to be publicly treated as second-class citizens. They are fleeing, rather than fighting back and demanding their rights, for they know that the multiculturalists will out rule them, until only multicuralists remain, and then they will be killed or converted until only Muslims will remain.

The leadership of the European Union, the leadership of the countries of Western Europe, Russia, and Canada, are all incredibly ignorant of Islam, and have already turned in Dhimmi, or, in effect, surrendered to these radical Islamists. The same is true of many here in the USA. The attached article, "Islam vs Free Speech", along with others, adds to the data on the CDs and in the bibliography. Visteon will probably lose any and all investments it may have in Europe and Canada within the next fifty years or less.

The probability that the United States will become an Islamist country, in whole or in part, is extremely high and every American should know that. Which is why, when I say that the USA may very well be an Islamist Hellhole like Lebanon on or before 2100, I do not believe that I am understating the danger we are in.

In the knowledge included is that the 300 million Muslims of the Middle East have the total economy, w/o oil, of Norway, a country of 4 million. With oil money counted, the 300 million Muslims have an economy about that of Holland and Belgium combined, which are countries with a combined population of 30 million people. Muslims can replace others for a while, but as the Muslim population becomes a majority, there are fewer and fewer non-Muslims to keep the economy growing, for the concept of predestination, which Muslims state as Inshallah, renders the Muslim population incapable of capitalistic efforts. There are always individual exceptions, but the rule stands as valid. Turkey, as the most advanced, w/o oil, Muslim state, only has a per capita annual income of about $2,500. Europe, Russia, England, and Canada are all going to go economically backwards so fast as some point (2030?, 2050?) in the future, that it will make our children's heads spin, Will the US economy crash along with theirs? As interlinked as our global economies are, probably. No one is going to sell very much to folks making $1,000 a year. Our great grandchildren will probably see an economy worse than that during the great depression. The sooner we make them dependant on themselves, the sooner the Middle East will have to work for a living and stop killing our soldiers and supporting more attacks on the USA, as well as teaching their hatred globally, the better chance we have to not lose this war.

I am happy and willing to publicly, or privately, debate the documentation I have put together and the beliefs that I have with all 1.4 billion of the worlds Muslims, all at once or one at a time, plus the world's approximately 1 billion Islamofascist apologists at the same time. Plus any and all of Visteon's executives and Board Members.

I would like to ask the Visteon Board of Directors how much study time they have spent studying Islam, both in their life and since 9/11. How many seconds, minutes, or even hours? I estimate that as of this writing I have spent in excess of 7,000 hours studying Islam since 9/11, including at our local Mosques. Visteon may know the automotive business, although some stockholders will disagree with that. Visteon may know business, although that may be subject to debate. Visteon does not know Islam.

Visteon argues from a legal standpoint against approving my stockholder proposal, arguing that it is vague and misleading, it speaks out against Islam and Saudi Arabia, and it is interfering with ordinary business.

In the attached data and the bibliography, which I have read and recommended or otherwise, I include the Holy Qur'an in several different translations, the Hadith by Bukhari and Moslem, the Sira by Ishaq, and numerous other books. These books, the data on the CDs and DVDs, and the written data attached, substantiate by viewpoint. If Visteon disagrees with me, disagree with me from the standpoint of knowledge. Provide documentation to substantiate your disagreement with me. If you read the Freedom House Report, and the attached data, I believe you will understand why I am comfortable stating what I state. If not refute me line by line, statement by statement. Visteon can double check the quotes from the Holy Qur'an and Hadith, et alia, to determine if they are accurate. I did. The third book I bought after 9/11 was the Holy Qur'an to double check what was being stated in the material I was reading. I read, and review, books written by modern, purportedly peaceful, Muslim and by Islamist apologists. They omit much, they ignore much, they disregard facts, they argue without substance, they distort facts and historical information to promote their viewpoint. They practice Taqqiya and Kithman. They are relatively easy to refute. Robert Spencer did such for some antagonists and apologists in his recent book *Religion of Peace? Why Christianity is and Islam Isn't.*

As an analogy, I am sure that the Emperor Nero had his lawyers defend him from allegations that he wasn't defending Rome during the great fire or doing anything to help

Rome, but was fiddling instead. The USA will probably burn in the future, whether through riots by our own Muslims, whether from nuclear bomb fire from Osama or nuclear missiles from Iran, Russia, France, England, and perhaps Canada, whether from rockets and suicide bombers from Canada and Mexico, similar to Gaza and the West Bank for Israel, or whether through a second civil war, one great one or several small ones. Visteon can keep fiddling, and its lawyers can keep arguing, but their arguments are immaterial and irrelevant.

Our oil money is funding our own demise. I have discussed this with Governor Mitt Romney, Congressman Duncan Hunter, Congressman Mike Rogers, Congressman Pete Hoekstra, Congressman Tim Walberg, Congressman Joe Knollenberg, and Congressperson Candice Miller, the last four at the Michigan Leadership Conference at Mackinaw last September. The subject was "why are we funding our own demise, with our oil money, as a nation, a culture, and a civilization". Everyone has a slightly different view, but everyone agrees that we need to stop funding our own demise today, not tomorrow, except, apparently for Visteon. Our own oil money is funding Hamas and Hezbollah globally, the nuclear ambitions of Iran, the nuclear ambitions of Syria, the nuclear program of Pakistan, and the recrudescence of radical Islam in every country in the world. An article is included in the attachments that indicates that at least some of our political leaders have some idea of the threat, while others have no, or have never indicated that they do have, any idea of the danger we are in.

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman (The Auto Industry's *bete noir*) has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat out nuts." (1)

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" serving al-Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. *Al-Watan* has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners in that it can help save the lives of our military personnel in Iraq.

" success would have incalculably beneficial effects ... curbing the cash flow to al Qaeda " (2)

The authors of the preceding article are pegging their hopes on the moderation of the 83-year-old King. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, from 10 months ago, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and Marines were killed by them? The number is greater than 1 and less than 4,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 36,000 (2007 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, and equipped with IEDs and RPGs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamenei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs and tanks and killed our American Servicemen and Women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money. Iran's nuclear program is funded by our global oil money. Hezbollah in Lebanon is funded by our oil money. Hamas in Gaza is funded by our oil money. The Muslim Brotherhood, which is taking over Europe, is funded by our oil money. Pakistan's nuclear weapons, that are so much in the news today, were funded by our oil money, with a not completely unknown amount, but probably in excess of 80% of the funding for the Sunni nuclear bomb supplied by Saudi Arabia.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

There is nothing in Visteon's charter or incorporation documents that state that it is supposed to support the funding of terrorism, yet that is what it is doing. There is nothing stating that Visteon should support the destruction of Western Civilization, yet that is what it is doing. There is nothing stating it should support the destruction of the United States, yet that is what it is doing. There is nothing stating it should support the funding of the destruction of Christianity and Judaism, yet that is what it is doing. The perfect amoral corporation needs to understand that there is evil in this world, and it is supporting that evil – Islamofascism.

I do find it amusing that Visteon is arguing with current US Case Law. I would hope that Visteon would be a little more avant-guard, and use Shari'a Law. For any of our great-grandchildren who want to become lawyers, I would like to suggest Al-Azhar University in Cairo, Egypt. It is the premier Sunni Islamist Jurisprudence University in the Sunni world. They can study any one or all of the four mainstream Islamic Jurisprudences, or fiqh, systems in use today, the same as yesterday, which are the Hanafi, Hanbali, Maliki, and Shafi'i schools. For Shi'a Islam, the Learning Center is in Q'om, Iran, and I would actually wait awhile to see if Shi'a Islam will be wiped out or not by the Sunnis, or just simply marginalized again as it was before 1979.

Visteon argues that my proposal "to a material degree impugn and disparage the citizens of a country and the members of a religion" Absolutely my proposal speaks truthfully about Saudi Arabia and the Radical Muslims that want to destroy the world. It no more improperly impugns and disparages the citizens of a country and the members (believers in) a religion anymore that I would so state regarding Nazi Germany and the believers in the political Ideology of Nazism, which the political Ideology of Islam makes look like nice guys.

Visteon said " These statements to a material degree impugn and disparage the citizens of a country (Saudi Arabia)…"

FACT: The Saudi teaching of hatred is documented in the FreedomHouse report.

FACT: The money that the Saudis are spending is a fact. That they started spending the money and teaching that hatred in the US in 1973 is a fact.

FACT: Two fifths (approx) of the money Saudi Arabia spent was spent in the USA and Canada, two-fifths was spent in Europe, and the other fifth was spent in the rest of the globe.

FACT: The statements about the Saudis are still funding Hamas, al-Quaeda, the intifada are documented in Dore Gold's books and in the documentation stated earlier.

FACT: The hatred that is in the statement, "The Apes are Jews, etc." is documented from freedom house two years after their first report, and after the Saudis said they had fixed their books. The report is in the AMERABIA documentation. The statements in the Freedomhouse reports are directly traceable to the holy Quran and the Hadith. The articles in *Amerabia* Tab I establish this as the article, "The Swine are Christian and the Apes are Jews" states, excerpts following:

> EIGHTH GRADE
>
> "As cited in Ibn Abbas: The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus."

"Those who believe (in the Qur'an), and those who follow the Jewish (scriptures), and the Christians and the Sabians -- any who believe in Allah and the Last Day, and work righteousness -- shall have their reward with their Lord; on them shall be no fear, nor shall they grieve. And remember We took your covenant and We raised above you (the towering height) of Mount (Sinai),: (saying): "Hold firmly to what We have given you and bring (ever) to remembrance what is therein: Perchance ye may fear Allah." But ye turned back thereafter: Had it not been for the Grace and Mercy of Allah to you, ye had surely been among the lost. And well ye knew those amongst you who transgressed in the matter of the Sabbath. We said to them: "Be ye apes, despised and rejected." (Qur'an 2:62-65)

This verse makes it clear that the apes and swine are Jews and Christians, the "People of the Book":

"Say: 'O people of the Book! Do ye disapprove of us for no other reason than that we believe in Allah, and the revelation that hath come to us and that which came before (us), and (perhaps) that most of you are rebellious and disobedient?'Say: 'Shall I point out to you something much worse than this, (as judged) by the treatment it received from Allah? those who incurred the curse of Allah and His wrath, those of whom some He transformed into apes and swine, those who worshipped evil -- these are (many times) worse in rank, and far more astray from the even path!'" (Qur'an 5:59-60)

> "God told His Prophet, Muhammad, about the Jews, who learned from parts of God's book [the Torah and the Gospels] that God alone is worthy of worship. Despite this, they espouse falsehood through idol-worship, soothsaying, and sorcery. In doing so, they obey the devil. They prefer the people of falsehood to the people of the truth out of envy and hostility. This earns them condemnation and is a warning to us not to do as they did."

"The Jews say: Allah's hand is fettered. Their hands are fettered and they are accursed for saying so." (Qur'an 5:64)

> "They are the Jews, whom God has cursed and with whom He is so angry that He will never again be satisfied [with them]."

"The Jews call 'Uzair a son of Allah, and the Christians call Christ the son of Allah. That is a saying from their mouth; (in this) they but imitate what the unbelievers of old used to say. Allah's curse be on them: how they are deluded away from the Truth!" (Qur'an 9:30)

> "Some of the people of the Sabbath were punished by being turned into apes and swine. Some of them were made to worship the devil, and not God, through consecration, sacrifice, prayer, appeals for help, and other types of worship. Some of the Jews worship the devil. Likewise, some members of this nation worship the devil, and not God."

See the verses quoted above, which establish the apes and pigs reference and show that Allah's curse is on Jews and Christians.

> "Activity: The student writes a composition on the danger of imitating the infidels."

Clearly if one is not to take them as friends and protectors (3:28, 5:51), and if they are the worst of creatures (98:6), and are under Allah's curse (9:30), they should not be imitated.

FACT: The Saudis are well aware of the Freedomhouse reports, as they have been given copies of them to comment upon through their embassy in Washington. How is it possible to impugn the Saudis when what they are doing is well documented, they know about, and have lied about what they are dong and teaching? The Saudi's have editorialized that they are an ancient country that makes changes slowly. That is a first class dodge. Saudi Arabia has been documented stating that they will make changes, and then they don't even live up to their own promises, much less any promises we would like them to make and implement. It is impossible to impugn the Saudis by stating what they actually have been and still are doing.

FACT: The attached "Tea for Terrorists", and "Islamic Supremacism in Britain" cover some of the hatred being taught in England. The book, *Londonistan*, from the bibliography also covers this. Robert Spencer has written about the hatred being taught in Holland and Denmark. Bruce Bawer covers this, plus Norway, in his book *While Europe Slept*. Oriana Fallaci covered the hatred being taught in Italy in her two books in the bibliography. The article "The Muslim Brotherhoods Conquest of Europe" covers the hatred being taught primarily in Germany. The article in *Amerabia*, Tab H, "A Brief History of Saudi Arabia, Wahhabism, the Muslim Brotherhood, etc." covers how the Wahhabi sect and the Muslim Brotherhood are two sides of the same coin. The article in *Amerabia*, TAB Q, "Want Peace in the Middle East – Islam must Relent" covers how Pope Benedict asked the Imams in Germany to stop teaching hatred, and they did not agree to do that.

There is a great deal of information regarding the other countries around the world, especially Europe, that is in the documentation I have provided. To ignore it and to ridicule it without thoroughly studying would be the height of intellectual deceit.

Some of the active Hezbollah supporters, 5,000 of them, that paraded in Dearborn in the summer of 2006 carried Nazi flags. Why? Both because of the common cause Islam has with the Nazis to destroy the Jews, even though Nasrallah, the head of Hezbollah, has stated that the Nazis were failures because they did not finish the job of eradicating the Jews. These Hezbollah supporters flew many placards of Nasrallah. Hezbollah is a formal arm of Iran. Hezbollah's constitution calls for the eradication of Israel; that is, Genocide on an industrial scale. Why would any American have any respect for any active supporter of Hezbollah? The Hezbollah in Dearborn are the voice and power amongst the Muslims in Dearborn. As they slowly quiet opposition, such as the recent Shia on Sunni violence after the hanging of Saddam, why would they not slowly continue their takeover of Dearborn? Just because it is a slow process that happens over years with a thousand little acts and words that Visteon can ignore does not mean that it can't, won't and is not happening.

Hezbollah wants the eradication of 5 million Jews for starters, and then the Muslims and others it rules over will have Sharia law shoved at them, by the ballot box, assassination, or otherwise, as is happening in Lebanon today. Women will be treated as 2nd class chattel slaves, and any non-Muslims will be treated as Dhimmi, subject to different and demeaning rules. Exactly how does that equate to the establishment of the United States? What does that mean as the Hezbollah influence over the Muslims in Dearborn continues to increase?

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20th, or any, century, who wrote:

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."(3)

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." (4)

A more complete selection of John Quincy Adams' writing is *included in the AMERABIA book and CD, under Tab O,* and the *Islam-Beliefs and Impact*, under Tab C.

Without understanding the threat of Radical Islam to the USA and our grandchildren and their progeny, as the Whereas section does, the Resolved section is meaningless. My proposal asks, in the resolved section, that a report of how it is supporting improving its customer's vehicles fuel mileage be made. That is a fairly ordinary request on an extraordinary subject, for these are extraordinary times.

I am also asking that the Board set up an executive compensation program for its executives that will yield benefits toward them as progress is made towards achieving the goal. No specific benefit is specified. The committee can decide that. Maybe the compensation is just an attaboy. Maybe it is flowers all around. That is up to the board. Is that ordinary or extraordinary? Once again, Visteon can fiddle all it wants, these are not ordinary times, and the resolved section is reasonable and appropriate.

Visteon mentions a ruling made by the SEC regarding a proposal of mine to GM in the past. I am not asking Visteon to improve the mileage of the vehicles it manufactures, for, unless Visteon is withholding information from its stockholders, it does not manufacture any vehicles. I am frankly puzzled why Visteon believes that that particular SEC decision is germaine to this discussion. It is a wholly specious argument.

Everything that every Visteon Executive and Board Member should ever do should revolve around whether that will help the US win, or lose, this war. There is much that needs to be done. I am not asking Visteon to do anything outside of its powers.

Regardless of what decision is made, let there be no doubt that the United States may very well lose this war and become an Islamofascist Hellhole, and our oil money is funding the efforts of these Islamists to achieve that goal. If Visteon wants what is stated in this letter and attached data to become true, it can keep right on doing what it is doing, which is very little, very slowly.

Once again, I urge you to notify Visteon Corporation that they should include my proposal in the 2008 Proxy statement for the annual stockholder meeting if they do not choose to adopt it, and I urge the SEC to fine Visteon Corporation the fullest amount that the law allows if they do omit my proposal.

Regards,

Fredrick P. Wilson
28Jan2008

CC: Mr. Michael F. Johnston - Chairman of the Board and CEO, Visteon Corporation
Mr. John Donofrio - Sr. VP and General Counsel, Visteon Corporation
Peter M. Ziparo – Assistant General Counsel, Visteon Corporation (including all of the Attachments)

(1) Interview by Amy Goodman 07JUN2006 "Thomas Friedman on Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'")
http://members.aol.com/gopbias/Petropolitics.html

(2) The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi

(3) The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green & Co., 1899).

(4) "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom – 29SEP2004

Att:

A) *America Alone – The End of the World As We Know It* – by Mark Steyn
B) *Infidel* by Ayaan Hirsi Ali) All of this material is readily available from bookstores and online retailers).
C) CD book AMERABIA, containing three CDs, AMERABIA, ISLAM – BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richards
D) DVD "Obsession" – from www.obsessionthemovie.com
Running time – approximately 1 hour
E) DVD "Islam: What the West Needs to Know"
from Quixotic Media, LLC – running time approximately 98 minutes
F) "Congressional Paul Revere Warns Nation About Islamofascist Threat" by Paul Sperry in Investors Business Daily
G) "Sense of Ummah – The Trouble With Islam" – by Tawfik Hamid in Opinion Journal
H) "How to End Islamophobia – The latest survey of American Muslims won't reassure their fellow citizens" by Tawfik Hamid in Opinion Journal
I) "Arabs vs. Eskimos" from opinion Journal – best of the Web
J) "An American Death Threat: by F. P. Wilson
K) "Flint Islamic Center Open House Visit 2004" by F. P. Wilson
L) "Islam is the Bloodiest Ideology the Earth Has Ever Seen" by F. P. Wilson

M) "Saudi in the Classroom – A fundamental front in the war" by Stanley Kurtz in National Review Online
N) "Iraqi Christians face ultimatum: Leave or die" by James Palmer, Newshouse.News Service
O) "Thomas Jefferson's Holy Qur'an" by F. P. Wilson
P) Letter to the Honorable U.S. Congressman Dale E. Kildee by F. P. Wilson
Q) Letter to Tony Dearing of the Flint Journal by F. P. Wilson
R) "Merry Christmas, Infidel" by Robert spencer in Human Events
S) "Islam vs. Free Speech" by Jed Babbin in Human Events
T) "Iran's Fanatical Ayatollahs Will Use Nukes" by F. P. Wilson
U) "U.S. Intel Possibly Duped by Iran: by Kenneth R. Timmerman in NewsMax
V) "Hezbollah's Billion Petrodollars" by Walid Phares in Human Events
W) "A Congressman for Jihad" by Robert Spencer in FPM
X) "Saudi Arabia is hub of World Terror – The desert kingdom supplies the cash and the killers" by Nick Fielding and Sarah Baxter in TimesOnline
http://www.timesonline.co.uk/tol/news/world/middle_east/article2801017.ece
(My apologies, the URL is not listed on the document.)
Y) "Rumsfeld's Latest Firestorm" by Robert spencer in Human Events
Z) "Dems Speak No Evil of Islamic Jihad" Investors Business Daily
AA) "The First American Honor Killing?" by F. P. Wilson
BB) "Immigrants 'honor killing' of daughter sparks debate" by Julian Isherwood, in the Chicago Sun-Times
CC) "Cultural 'honour killing' brought to Canada" by Jamie Baker in St. John's Telegram
DD) "Canadian Dishonor Murder" by Robert Spencer in FPM
EE) "American Honor Killing in Texas by Robert Spencer in Jihad Watch
FF) "Polygamy law set for challenge" by Zubeida Malik in BBC
GG) "Polygany In the Bronx" by Michael Wilson in the New York Times
HH) "'Big Love'? HBO Skips True Polygamy in Islamic U.S." by Debbie Schlussel on her website
II) "What to Expect When You're Expecting a Co-Wife – Why American Muslims Don't care to legalize Polygamy" by Andrea Useem in slate.com
JJ) "Unveiled Women and 'Uncovered Meat'" – by Robert Spencer in Human Events
KK) "Their No-State Solution" – by Mark Steyn in National Review
LL) "Life Is Not a Bumper Sticker" – by Mark Steyn in National Review
MM) "The Apocalyptic Jackpot" – by Mark Steyn in National Review
NN) "Tea for Terrorists" – by Mark Steyn in National Review
OO) "Islamic Supremacism in Britain" – by Robert Spencer at JihadWatch
PP) "Reading and Writing and Ramadan – The Muslim Council of Britain's plan for 'sensitizing' the schools" – by Irfan al-Alawi & Stephen Schwartz in Weekly Standard
QQ) "Europe's Iran Problem – Problem? What Problem?" – by Daniel Johnson in Weekly Standard
RR) "Iran's Obsession with the Jews – Denying the Holocaust, desiring another one" – by Matthias Kuntzel in Weekly Standard
SS) "Al-Qaida warns Muslims: Time to get out of U.S. – Afghan terror commander hints at big attack on N.Y., Washington by WorldNetDaily

TT) "Symposium: Al-Qaeda's Nukes" by Jamie Glazov in FPM
UU) Visteon Letter to SEC regarding my stockholder proposal 21DEC2007

Congressional Paul Revere Warns Nation About Islamofascist Threat

BY PAUL SPERRY

Posted 11/19/2007

Maintaining a high level of vigilance against a patient, stateless and often invisible enemy hiding behind a religion isn't easy, especially in politically correct Washington. One tireless watchdog is Rep. Sue Myrick, R-N.C., who has founded the House Anti-Terrorism/Jihad Caucus to educate fellow lawmakers and Americans about militant Islam's long-term threat.

The diminutive yet feisty Myrick, a former Charlotte mayor and now deputy Republican whip, sat down with IBD to discuss the zeitgeist inside official Washington concerning the war on Islamic terror.

IBD: What persuaded you to start the Anti-Terrorism/Jihad Caucus, and what do you hope to accomplish?

Myrick: I decided to start the caucus out of a deep frustration, because President Bush does not talk to the American people about the long-term threat of radical Islamofascism infiltration in America. Since 9/11, I've tried to get the president and several members of his administration to talk to the American people about the dangerous enemy that we're facing. I took them all the materials I could find about what we did during World War II that were used to unite the American people. Everyone I spoke to said, "We do not want to frighten the American people."

I waited for someone else to start to educate the people, however, it did not seem to be happening. At that point, I sought to become educated on the matter. What I have learned is quite disturbing. I decided that if members of Congress were informed, they would have an opportunity to educate people in their districts. So I started the caucus and brought in three other co-chairs — Bud Cramer (D-Ala.), Kay Granger (R-Texas) and Jane Harman (D-Calif.).

We hope to start a dialogue with America. Until, and unless, we understand what we are fighting, we have no chance. We must inform the people, since it is evident they will have to protect their national sovereignty, because the government is not doing it.

IBD: How many members are in the caucus?

Myrick: We have 118 members — both Democrats and Republicans. The threat we face from radical Islamofascists is not a partisan issue. This is a matter that affects all Americans, regardless of political, social, economic or any other affiliations.

IBD: Should Americans be concerned about recently declassified documents detailing a secret plot by Islamist groups in this country, tied to the dangerous Muslim Brotherhood, to take over America from within, to Islamize our society?

Myrick: Americans must be concerned — alarmed. That is what I am referring to when I say that the administration has not explained who we are fighting and (where we are fighting them). "We're fighting them over there so we don't have to fight them over here" is not the whole story. It is amazing that we actually have the enemy's playbook, yet for some reason we don't want to seriously confront the threat we are facing.

The radical Islamofascists have told us how they intend to infiltrate all areas of our society and use the freedoms that are guaranteed under our Constitution to eventually Islamize our country, eliminate our Constitution and enact Shariah law. I know that it sounds a bit fanatical, but it's true.

In 1998, Osama bin Laden declared war on the U.S. What did we do? Nothing. Then he attacked again and again around the world before finally striking inside the U.S. Yet, rather than confront the threat head on and declare war on radical Islamofascists, we seek to placate the threat at home by saying radicals have hijacked Islam.

IBD: Are there any Muslim groups with which federal or other government officials — as well as businesses and nonprofits — should think twice about doing outreach or interfaith activities?

Myrick: I know of some Muslim nongovernmental organizations that are doing good things, such as the Islamic Supreme Council of America, the American Islamic Congress and the American Islamic Forum for Democracy.

However, groups such as Council on American-Islamic Relations (CAIR), the Islamic Society of North America (ISNA) and others have a proven record of senior officials being indicted and either imprisoned or deported from the U.S. Just to name a few: Ghassan Elashi, a founding board member of CAIR, is serving 80 months in prison; Randall "Ismail" Royer, the communications director for CAIR, is serving 20 years in prison; and Bassam Khafagi, the director of CAIR's community relations, has been arrested and deported.

There was a lot of evidence presented at the recent Holy Land Foundation trial, which exposed CAIR, ISNA and others as front groups for the Muslim Brotherhood.

IBD: What about Congress — does it have a formal vetting process for screening radical Muslims? Those invited to pray or speak at the Capitol, or who may try to otherwise visit or use Capitol facilities?

Myrick: To my knowledge, there is not a formal vetting process. Members of Congress invite religious leaders to pray. Back in the 1990s, Siraj Wahhaj became the first Muslim chaplain to give the opening prayer to Congress. Siraj Wahhaj was also an unindicted co-conspirator in the first World Trade Center bombing in 1993.

There is a policy that members of Congress can reserve rooms for speakers, events, etc., within the Capitol complex, and there is not much oversight as to who can be present at such events. Remember, these are public buildings, paid for by American taxpayers. It is the people's house.

IBD: During WWII, Uncle Sam plastered public places with propaganda posters of the enemy, commissioning artists to paint frightening impressions. The campaign rallied the American people against a common enemy. Yet in this war, the U.S. government hasn't even issued a wanted poster of Osama bin Laden. Why do you think that is?

Myrick: For one, we are too politically correct today. "We don't want to frighten the American people."

IBD: We often hear that Islam is a "religion of peace" and "tolerance," and that jihadists have "hijacked" or "perverted" a "great religion." Is this accurate, that nothing in Islam promotes or condones violent jihad against infidels? Or does such rhetoric simply play into the Islamists' hands in their attempts to sugarcoat the threat, and confuse Americans?

Myrick: There are definitely passages in the Quran that promote or condone violent jihad. However, you can also find passages in the Bible which promote violence. I think that the president is failing the American people by sugarcoating the problem we are facing and only making things worse for the future.

We should explore every means of encouraging moderate Muslims to speak out against the radicals. There are many who want to, and do — such as Sheikh (Muhammad Hisham) Kabbani (of the Islamic Supreme Council of America) and Zainab al-Suwaij (of the American Islamic Congress) and Dr. Zuhdi Jasser (of the American Islamic Forum for Democracy). But they do not get the media attention.

IBD: Many Islamists are well-spoken, and seem skilled at manipulating not only our media but our laws. If they can use our constitutional freedoms against us to block due scrutiny, what chance do we have of marginalizing them?

Myrick: Over the last 25 years, there has been a concerted effort on the part of radical Islamists to infiltrate our major institutions in America. They have done that by funding professors' projects in our colleges and universities. Then, they influence what is taught by making the program dependent on their yearly donations. Several classes have graduated and are now in the media, the judicial system, teaching in our schools and colleges, various branches of our government, even in our military. They are masterful at manipulating minds to fit their purposes.

IBD: How can they be exposed?

Myrick: We need to shed the veil of political correctness that shields government officials from speaking out against them. Until we do that, we do not have a chance of marginalizing them. As soon as someone broaches the idea that the Quran has violent passages, they get shot down as Islamophobes and racists.

Rather than debate these points, groups like CAIR seek to silence the debate. The American people deserve to see and hear the debate, but most people in positions of influence are afraid to say anything.

IBD: Jihad watchers have warned about "Shariah creep" in schools and local governments. We see Shariah being practiced in some parts of Europe; could it happen here?

Myrick: I believe Shariah could easily be practiced here. If a local community becomes infiltrated by extremists who run the town or village operations, then it could easily be implemented in this country. Unchallenged, it will happen.

IBD: The FBI director says the bureau can find no evidence of sleeper cells inside the U.S. How confident are you that the 9/11 cells were the last?

Myrick: From the information that I have heard reported publicly, there are sleeper cells inside the U.S. . . . Hezbollah sleeper cells, al-Qaida sleeper cells, maybe others.

IBD: How worried are you about "virtual jihad" — the use of al Qaida-inspired Web sites to motivate homegrown terrorists?

Myrick: I'm very worried about it, but again, we have certain freedoms in this country. We have a lot of freedom to express ourselves, more than in any other country in the world. People go pretty far in the statements they use to criticize the U.S. That's legal, as well it should be.

But the risk of motivating Americans to engage in jihad through the Web is a very serious problem that our Congress and administration should address immediately. We face an ironic dilemma in that our freedom could very well cost us our freedoms.

IBD: Christian prison chaplains warn that Muslim chaplains are converting inmates to Islam by the cellblock. Are the Justice Department and the Federal Bureau of Prisons doing enough to monitor this situation?

Myrick: They are aware of it and are supposedly monitoring it. Also, I have read that Abdurahman Alamoudi, founder of the American Muslim Council, placed Muslim chaplains throughout our military. He is now in jail on charges of terrorism. The chaplains, to my knowledge, are still in their current positions. Go figure.

http://www.investors.com/editorial/editorialcontent.asp?secid=1502&status=article&id=280364244485437
Accessed 22Nov2007

SENSE OF UMMAH

The Trouble With Islam

Sadly, mainstream Muslim teaching accepts and promotes violence.

BY TAWFIK HAMID Opinion Journal 04APR07

Not many years ago the brilliant Orientalist, Bernard Lewis, published a short history of the Islamic world's decline, entitled "What Went Wrong?" Astonishingly, there was, among many Western "progressives," a vocal dislike for the title. It is a false premise, these critics protested. They ignored Mr. Lewis's implicit statement that things have been, or could be, right.

But indeed, there is much that is clearly wrong with the Islamic world. Women are stoned to death and undergo clitorectomies. Gays hang from the gallows under the approving eyes of the proponents of Shariah, the legal code of Islam. Sunni and Shia massacre each other daily in Iraq. Palestinian mothers teach 3-year-old boys and girls the ideal of martyrdom. One would expect the orthodox Islamic establishment to evade or dismiss these complaints, but less happily, the non-Muslim priests of enlightenment in the West have come, actively and passively, to the Islamists' defense.

These "progressives" frequently cite the need to examine "root causes." In this they are correct: Terrorism is only the manifestation of a disease and not the disease itself. But the root-causes are quite different from what they think. As a former member of Jemaah Islamiya, a group led by al Qaeda's second in command, Ayman al-Zawahiri, I know firsthand that the inhumane teaching in Islamist ideology can transform a young, benevolent mind into that of a terrorist. Without confronting the ideological roots of radical Islam it will be impossible to combat it. While there are many ideological "rootlets" of Islamism, the main tap root has a name--Salafism, or Salafi Islam, a violent, ultra-conservative version of the religion.

It is vital to grasp that traditional and even mainstream Islamic teaching accepts and promotes violence. Shariah, for example, allows apostates to be killed, permits beating women to discipline them, seeks to subjugate non-Muslims to Islam as *dhimmis* and justifies declaring war to do so. It exhorts good Muslims to exterminate the Jews before the "end of days." The near deafening silence of the Muslim majority against these barbaric practices is evidence enough that there is something fundamentally wrong.

The grave predicament we face in the Islamic world is the virtual lack of approved, theologically rigorous interpretations of Islam that clearly challenge the abusive aspects of Shariah. Unlike Salafism, more liberal branches of Islam, such as Sufism, typically do not provide the essential theological base to nullify the cruel proclamations of their Salafist counterparts. And so, for more than 20 years I have been developing and working to establish a theologically-rigorous Islam that teaches peace.



A Shariah official canes an Indonesian woman for "unlawful contact with an unmarried man."

Yet it is ironic and discouraging that many non-Muslim, Western intellectuals--who unceasingly claim to support human rights--have become obstacles to reforming Islam. Political correctness among Westerners obstructs unambiguous criticism of Shariah's inhumanity. They find socioeconomic or political excuses for Islamist terrorism such as poverty, colonialism, discrimination or the existence of Israel. What incentive is there for Muslims to demand reform when Western "progressives" pave the way for Islamist barbarity? Indeed, if the problem is not one of religious beliefs, it leaves one to wonder why Christians who live among Muslims under identical circumstances refrain from contributing to wide-scale, systematic campaigns of terror.

Politicians and scholars in the West have taken up the chant that Islamic extremism is caused by the Arab-Israeli conflict. This analysis cannot convince any rational person that the Islamist murder of over 150,000 innocent people in Algeria--which happened in the last few decades--or their slaying of hundreds of Buddhists in Thailand, or the brutal violence between Sunni and Shia in Iraq could have anything to do with the Arab-Israeli conflict.

Western feminists duly fight in their home countries for equal pay and opportunity, but seemingly ignore, under a façade of cultural relativism, that large numbers of women in the Islamic world live under threat of beating, execution and genital mutilation, or cannot vote, drive cars and dress as they please.

The tendency of many Westerners to restrict themselves to self-criticism further obstructs reformation in Islam. Americans demonstrate against the war in Iraq, yet decline to demonstrate against the terrorists who kidnap innocent people and behead them. Similarly, after the Madrid train bombings, millions of Spanish citizens demonstrated against their separatist organization, ETA. But once the demonstrators realized that Muslims were behind the terror attacks they suspended the demonstrations. This example sent a message to radical Islamists to continue their violent methods.

Western appeasement of their Muslim communities has exacerbated the problem. During the four-month period after the publication of the Muhammad cartoons in a Danish magazine, there were comparatively few violent demonstrations by Muslims. Within a few days of the Danish magazine's formal apology, riots erupted throughout the world. The apology had been perceived by Islamists as weakness and concession.

Worst of all, perhaps, is the anti-Americanism among many Westerners. It is a resentment so strong, so deep-seated, so rooted in personal identity, that it has led many, consciously or unconsciously, to morally support America's enemies.

Progressives need to realize that radical Islam is based on an antiliberal system. They need to awaken to the inhumane policies and practices of Islamists around the world. They need to realize that Islamism spells the death of liberal values. And they must not take for granted the respect for human rights and dignity that we experience in America, and indeed, the West, today.

Well-meaning interfaith dialogues with Muslims have largely been fruitless. Participants must demand--but so far haven't--that Muslim organizations and scholars specifically and unambiguously denounce violent Salafi components in their mosques and in the media. Muslims who do not vocally oppose brutal Shariah decrees should not be considered "moderates."

All of this makes the efforts of Muslim reformers more difficult. When Westerners make politically-correct excuses for Islamism, it actually endangers the lives of reformers and in many cases has the effect of suppressing their voices.

Tolerance does not mean toleration of atrocities under the umbrella of relativism. It is time for all of us in the free world to face the reality of Salafi Islam or the reality of radical Islam will continue to face us.

Dr. Hamid, a onetime member of Jemaah Islamiya, an Islamist terrorist group, is a medical doctor and Muslim reformer living in the West.

ATT. H

How to End 'Islamophobia'

The latest survey of American Muslims won't reassure their fellow citizens.

BY TAWFIK HAMID

Friday, May 25, 2007 12:01 a.m. EDT

Islamic organizations regularly accuse non-Muslims of "Islamophobia," a fear and disdain for everything Islamic. On May 17, this accusation bubbled up again as foreign ministers from the Organization of the Islamic Conference called Islamophobia "the worst form of terrorism." These ministers also warned, according to the Arab News, that this form of discrimination would cause millions of Muslims in Western countries, "many of whom were already underprivileged," to be "further alienated."

In America, perhaps the most conspicuous organization to persistently accuse opponents of Islamophobia is the Council of American Islamic Relations. CAIR has taken up the legal case of the "Flying Imams," the six individuals who were pulled from a US Airways flight in Minneapolis this past November after engaging in suspicious behavior before takeoff. Not long ago, CAIR filed a "John Doe" lawsuit that would have made passengers liable for "malicious" complaints about suspicious Muslim passengers.

In an interview at the time, CAIR spokesman Nihad Awad accused Rep. Peter King (R., N.Y.) of being an "extremist" who "encourages Islamophobia" for pointing out what most people would think is obvious, that such a lawsuit would have a chilling effect on passengers who witnessed alarming activity and wished to report it. We can only assume that Mr. Awad believes flyers should passively remain in a state of fear as they travel and submissively risk their lives. In this case, Congress is acting appropriately and considering passing a law sponsored by Mr. King that would grant passengers immunity from such lawsuits.

It may seem bizarre, but Islamic reformers are not immune to the charge of "Islamophobia" either. For 20 years, I have preached a reformed interpretation of Islam that teaches peace and respects human rights. I have consistently spoken out--with dozens of other Muslim and Arab reformers--against the mistreatment of women, gays and religious minorities in the Islamic world. We have pointed out the violent teachings of Salafism and the imperative of Westerners to protect themselves against it.

Yet according to CAIR's Michigan spokeswoman, Zeinab Chami, I am "the latest weapon in the Islamophobe arsenal." If standing against the violent edicts of Shariah law is "Islamophobic," then I will treat her accusation as a badge of honor.

Muslims must ask what prompts this "phobia" in the first place. When we in the West examine the worldwide atrocities perpetrated daily in the name of Islam, it is vital to question if we--Muslims--should lay the blame on others for Islamophobia or if we should first look hard at ourselves.

According to a recent Pew Global Attitudes survey, "younger Muslims in the U.S. are much more likely than older Muslim Americans to say that suicide bombing in the defense of Islam can be at least sometimes justified." About one out of every four American Muslims under 30 think suicide bombing in defense of Islam is justified in at least some circumstances. Twenty-eight percent believe that Muslims did not carry out the 9/11 attacks and 32% declined to answer that question.

While the survey has been represented in the media as proof of moderation among American Muslims, the actual results should yield the opposite conclusion. If, as the Pew study estimates, there are 2.35 million Muslims in America, that means there are a substantial number of people in the U.S. who think suicide bombing is sometimes justified. Similarly, if 5% of American Muslims support al Qaeda, that's more than 100,000 people.

To bring an end to Islamophobia, we must employ a holistic approach that treats the core of the disease. It will not suffice to merely suppress the symptoms. It is imperative to adopt new Islamic teachings that do not allow killing apostates (Redda Law). Islamic authorities must provide mainstream Islamic books that forbid polygamy and beating women. Accepted Islamic doctrine should take a strong stand against slavery and the raping of female war prisoners, as happens in Darfur under the explicit canons of Shariah ("Ma Malakat Aimanikum"). Muslims should teach, everywhere and universally, that a woman's testimony in court counts as much as a man's, that women should not be punished if they marry whom they please or dress as they wish.

We Muslims should publicly show our strong disapproval for the growing number of attacks by Muslims against other faiths and against other Muslims. Let us not even dwell on 9/11, Madrid, London, Bali and countless other scenes of carnage. It has been estimated that of the two million refugees fleeing Islamic terror in Iraq, 40% are Christian, and many of them seek a haven in Lebanon, where the Christian population itself has declined by 60%. Even in Turkey, Islamists recently found it necessary to slit the throats of three Christians for publishing Bibles.

Of course, Islamist attacks are not limited to Christians and Jews. Why do we hear no Muslim condemnation of the ongoing slaughter of Buddhists in Thailand by Islamic groups? Why was there silence over the Mumbai train bombings which took the lives of over 200 Hindus in 2006? We must not forget that innocent Muslims, too, are suffering. Indeed, the most common murderers of Muslims are, and have always been, other Muslims. Where is the Muslim outcry over the Sunni-Shiite violence in Iraq?

Islamophobia could end when masses of Muslims demonstrate in the streets against videos displaying innocent people being beheaded with the same vigor we employ against airlines, Israel and cartoons of Muhammad. It might cease when Muslims unambiguously and publicly insist that Shariah law should have no binding legal status in free, democratic societies.

It is well past time that Muslims cease using the charge of "Islamophobia" as a tool to intimidate and blackmail those who speak up against suspicious passengers and against those who rightly criticize current Islamic practices and preachings. Instead,

Muslims must engage in honest and humble introspection. Muslims should--must--develop strategies to rescue our religion by combating the tyranny of Salafi Islam and its dreadful consequences. Among more important outcomes, this will also put an end to so-called Islamophobia.

Dr. Hamid, a onetime member of Jemaah Islamiya, an Islamist terrorist group, is a medical doctor and Muslim reformer living in the West.

Arabs vs. Eskimos

Opinion Journal - Best of the Web 03JUL2007

The pseudonymous blogger "Baron Bodissey" translates a Norwegian story of violence in Denmark:

> Because Greenlanders have repeatedly been attacked by Arab and Somali immigrants in the city of Århus, Danish authorities have started an information campaign in local schools and a slide show showing photos from Greenland with comments in Arabic. Greenlanders have been subject to rock throwing, harassment and assaults by Arabs.
>
> Residents in the district of Gellerup stay in their flats for most of the day because they fear to go outside. "It baffles me that parents don't react to this. I complained to a mother in my apartment building after her son had assaulted me, but she slammed the door shut in my face," says Naasunnguaq, who uses the Inuit word for flower as a nickname because she wants to remain anonymous. She has lived in the neighborhood for 16 years. According to Lars, also from Greenland, Arabs have racist views of Greenlanders: "They cannot understand why we should be allowed to live in Denmark. Even if we try to explain that we are Danes and get [Danish] citizenship by birth, they don't understand it," he says. . . .
>
> Their football matches and events during Greenland's National Day have also been interrupted by rock throwing. A large number of security guards had to be employed to keep the attackers at bay. According to the chairman of the Multicultural Association in Gellerup, Rabhi Azad-Ahmad, the attacks are caused by ignorance and prejudice, and because young Arabs and Somalis are looking for easy targets to assault in order to send a message of strength to other groups. Several of the Greenlanders have problems with finding a place to live in other parts of the town, but the Århus municipality will try to accommodate those wishing to move to other apartments in order to escape the racist violence.

Anyone want to explain this away in terms of the Danish presence in Iraq or Israel's "occupation" of the disputed territories?

An American Death Threat

"We think the consequence for doing so is physical death" said Hanafi Adbul Malik, Imam at the Muslim House in Flint Michigan.

George Jaksa, Flint Journal Reporter, reviewed his notes, and restated to Adbul Malik what he had said: "Muslims respect God and all his prophets; we would not bring harm to any of them. For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is physical death".

Adbul Malik and George Jaksa discussed the above quote, and Imam Hanafi Adbul Malik confirmed that what he said was what he said and that he meant to say it.

In the late fall and winter of 2005-2006, the furor in the Islamist world over the publication of some cartoons of the Prophet Muhammad by a Danish newspaper had reached a fever pitch, with the fires lit by a few radical Islamists who took the cartoons to Egypt and the Middle East and enlisted the help of the radical Imams there. The cartoons had been printed in early fall, 2005, had made the rounds of the worlds news organizations once, and then died as a newsworthy item after a couple of weeks, with no violence and very few threats outside of Denmark, until those radicals took them to the Middle East specifically to stir up trouble later that fall.

In preparation for the "Who is the Prophet" campaign being put on by CAIR (the Council on American-Islamic Relations), the premier Islamist Wahhabi front group in America, in response to the cartoon inflammation, George Jaksa from the Flint Journal interviewed Genesee Counties local Imams, including Imam Hanafi Adbul-Malik of Muslim House, at 804 King Street, just north of downtown Flint. This interview was for an article published 20FEB2006, titled "Area Muslims offer history lesson about Muhammad". The quotes in the first two paragraphs are from that article, and some additional information is from a conversation Mr. Jaksa and I had in subsequent E-mails the following week.

I, Fredrick P. Wilson, raised my hand and was called upon as one of the early questioners during the Q&A session following the address by the Islamic Scholars at the "Who is the Prophet" program at the Flint Islamic Center the following Sunday, 26FEB2006, which commenced at 1:00 PM.

My question was: "The United States has a First Amendment as part of its Constitution that guarantees the right of free speech. Patriots such as Patrick Henry said "Give me liberty or give me death", in part supporting that freedom of speech. "*I disapprove of what you say, but I will defend to the death your right to say it*" was purportedly said by Voltaire, but it is the belief espoused by our First Amendment. The blood of hundreds of thousand of American Patriots has been spilt to defend this right in the wars over the history of the USA.

"Even though I have basically disagreed with everything you have said about Islam and the Prophet Muhammad today, I would support your right to say it unto death. Given that if I was to speak, I would disagree with you and what you said, would you defend unto death my right to speak in such a manner?"

Abed Khirfan, Managing Director of the Islamic Center, responded saying "No. No, we would not approve of that. We would not condone any threats of violence, but we do not believe that you should criticize the Prophet. We would rather teach you about the Prophet, as we are doing today. We would rather educate everyone about the Prophet."

A couple of people into the questions, a gentleman was called on that said he represented Imam Adbul-Malik, who could not be there due to a scheduling conflict. The gentleman stated that George Jaksa had misunderstood what Imam Hanafi Adbul-Malik had stated, and that Adbul-Malik had really only said that physical death was the punishment for blasphemy many centuries ago, and that he really meant that no-one should blaspheme any prophet from any religion.

I found it interesting that the gentleman that represented Adbul-Malik, who is a black American and Imam of a very run down Mosque in the worst part of Flint, was an Arab-American, with a significant accent. He was somewhat difficult to understand, and I could not understand what he said his name was. Was he from CAIR Michigan?

I E-mailed George Jaksa regarding what the gentleman had stated, and offered to support him if he wanted to file a slander lawsuit, which Mr. Jaksa stated he did not want to do at that time.

Mr Jaksa also stated that he did not hear from Adbul-Malik after the article was printed in the Journal until after the Michigan head of CAIR, the Council on American-Islamic Relations, had contacted him, to try to convince him that he had misunderstood Adbul-Malik. Shortly after that, Adbul-Malik called Mr. Jaksa to tell him he was quoting a statement from a very old document. This directly contradicted the specific conversation Mr. Jaksa had had with Adbul-Malik after the "physical death" statement to confirm that is what Adbul-Malik had said and believed, which Adbul-Malik did confirm. "Anyway, The Muslim House where Adbul-Malik is the chief teacher is going to have a program on March 12, according to Adbul-Malik. At that time Adbul-Malik said he will include a clarification. So I am waiting but I have no reason to write a clarification until that time, if then. Stand by." Wrote Mr. Jaksa.

The Muslim House did not have a program on March 12, and Adbul-Malik never wrote or otherwise publicly noted a clarification, so nothing more transpired.

I E-mailed everyone from President Bush, VP Cheney, my Senators and Congressman, my State Senator and Congressman, the Governor of Michigan, the Attorney Generals of the USA, MI, and Flint, my newspaper editor, down to the mayor of Flint and the local FBI and police on the day after the article in the Flint Journal was printed. Nobody replied to me in any fashion, and nobody denounced Adbul-Malik for making a blaring and open plea for someone to kill anyone who criticized the Prophet Muhammad (ala the Prophet Muhammad and how the Prophet had put out his calls to have people who displeased him assassinated).

Why did no one, absolutely no one at the federal, state, or local level, publicly condemn Adbul Malik?

I had not had anything printed in the Your Views section of the Flint Journal for a while, and nothing that specifically criticized the Prophet, but I had had letters printed that were less than complimentary to Islam and Muslims, and many letters to write, and some of them would be critical of the Prophet – some of them were printed. I consider what Adbul-Malik said in everything I have written and write, and that is a very chilling impact upon my freedom of speech.

It is unknown whether CAIR called Imam Adbul Malik before CAIR called George Jaksa. Why would they call Mr Jaksa, trying to convince him that he was wrong in his quote and had misunderstood Adbul Malik unless they had previously spoken with Adbul Malik? Adbul Malik could have told them the truth about what he said in his conversation with George Jaksa, and then CAIR could have publicly chastised him. That did not happen. When Adbul Malik called Mr. Jackson, why did he try to convince him of something other than what was actually said and that they had mutually discussed? Why did this gentleman, from CAIR perhaps, foister this same false version, in public, of what Imam Malik and Mr. Jaksa discussed?

Imam Adbul Malik and CAIR somehow decided to run with the line that Adbul was speaking about what an old text stated. The most interesting part of that story is that there are no new texts which disagree with or otherwise redefine what the old texts state. The old texts, such as the Holy Qur'an, the Hadith, the Hanbali, Hanafi, Maliki, and Shafi'i schools of Islamic jurisprudence (Shari'a Law), the Sira by Ishaq, Hisham (d. 834), and Tabari (d. 923), Taymiyya, (1200's) are just restated by al-Wahhab, al-Banna, al-Qtub, Zawahiri, bin laden, and Imams globally today. The Holy Qur'an, the Hadith, and the Sira are the old texts that are paramount, and are as alive, vibrant, and valid today as yesterday and are as alive, vibrant, and valid as the day they were created in the seventh and eighth centuries.

If everyone knew and understood that the old documents are still valid today, as Imam Adbul Malik and CAIR know, they would never have invented that lie and tried to foister it on the non-Muslim public as their story. What Imam Adbul Malik originally stated to George Jaksa is a valid iteration of Islam's beliefs yesterday and today, and those beliefs will not change tomorrow.

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-

Muslims. CAIR, Adbul Malik, and the gentleman were lying (Taqqiya) about what Adbul-Malik said, here in Genesee County, Michigan, USA.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

In George Jaksa's article, noted above, he quoted Abed Khirfan, managing director of the Flint Islamic Center in Schwartz Creek. "Prophet Muhammad was sent by God as a mercy to all mankind, regardless of their religious background". The actual historical record of who the Prophet Muhammad was and what he did turns that statement into an example of Taqqiya.

At the "Who is Muhammad" session, that Sunday, a visiting Islamic Scholar, Ashraf Ali from Georgetown University in Washington, D.C., was present specifically for the presentation. Georgetown University is one on the most pro-Islamist Universities in America. It is the recipient of a $20 million grant from Saudi Prince Alwaleed in 2005 for their Islamic Center. This is the same Prince Alwaleed that offered $10 million to Rudy Giuliani in early October, 2001, to help New York rebuild; if only Rudy would understand that Israel and the USA's foreign policy stance regarding Israel were the problem in the Middle East. Rudy turned the Prince down flat, and told him he was part of the problem. But Georgetown (and Harvard [another $20 million]) took his money gratefully, regardless of the pro-Islamist, anti-semitic strings attached.

The Prophet Muhammad first became a Prophet in 610AD, when he was 40 years old. For the first twelve years of his Prophethood, he, and, paralleling his life, the Holy Qur'an, made fairly peaceful pronouncements, with at least one salient exception by Allah in the Holy Qur'an. He lived in Mecca during that time.

In 622AD, he and his followers fled, or made the journey, to Medina, about 200 miles away, called the Hegira or Hijra (journey). This trip was made because Muhammad felt he was being persecuted in Mecca and might be assassinated. He made a pact with the Medinans, and his followers stole away in the middle of the night to flee over several nights, and on the last night Muhammad fled. Can you imagine the horror – a prophet of any religion, in this case, Muhammad, being persecuted, mostly verbally, but now with threats?

The formal start of the Religion of Islam is when the Hegira was made in 622AD. It is in Medina that Muhammad turned into something other than a peaceful Prophet.

In the twenty minute opening presentation at the beginning of the "Who is the Prophet program", made by Ashraf Ali, before the Q & A session, he basically covered the early life of Muhammad and the first 12 years of his Prophethood. At the end of the presentation, he said that Muhammad made the Hegira, and then died some years later.

As an analogy, imagine going to a Christian Church for a "Who Is Jesus" presentation, and there they just covered Jesus' life and Prophethood up to just before the Sermon on the Mount, and than just said that Jesus died. We all know that that would teach very little about Jesus, and almost nothing about the basic precepts of Christianity. Such is the same for Muhammad. As we all know, it is mostly in the later parts of one's life, or prophethood, that the most notable things are done that define a person, or a prophet, and perhaps the entire religion.

At the end of the, in total length, two hour session, I made my way up to the raised stage, introduced myself to Ashraf Ali and shook his hand as part of that introduction, which I could readily tell he did not want to do. I asked him why he had not covered the last half of Muhammad's Prophethood in Medina, as I was really looking forward to what they would say about those events. Ashraf Ali stated that there wasn't enough time to cover that. Abed Khirfan was standing by Ashraf Ali's side. He did not say anything.

It would have been easy for Ashraf Ali to cut down on the small talk about the Prophet Muhammad's early life, and cover the last ten years, which are the most important years, of his Prophethood.

So what did the Prophet Muhammad do in Medina?

First, in Mecca, Muhammad's followers were few, so he had no political or military power. After a couple of years of his Prophethood, Muhammad had an uncle and his uncle's wife, his aunt, who thought that Muhammad was a false Prophet. They verbally persecuted Muhammad and helped set many Meccans against him. For this, Muhammad had a revelation from Allah, which he memorized and recanted to his followers, that is as follows:

Sura 111

> Perish the two hands of Abu Lahab (an uncle of the Prophet) and perish he!
> His wealth and his children will not benefit him!
> He will be burnt in a Fire of blazing flames.!
>
> And his wife, too, who carries wood (thorns) of Sa'dan which she used to put on the way of the Prophet, or use to slander him.[1]
>
> In her neck is a twisted rope of Masad (palm Fiber).[2]

[1] (V.111:4) 'And his wife too, who carries wood.' Mujahis said, 'Carries the wood' means that she use to slander (the Prophet) and goes about with calumnies.

(2) V.111:4) 'In her neck is a twisted rope of palm fiber, [i.e. the chain which is in the Fire (of Hell)] (Sahih Al-Bukhari, The Book of Interpretation, Chapter 4). {Al-Bukhari is the reciter of the best known and most renowned collection of the statements of the Prophet Muhammad, called Hadith}

That verbal revelation from Allah, as all the revelations in the Holy Qur'an were verbally stated to Muhammad by the Angel Gabriel, became Sura 111, out of a total of 114, in the Holy Qur'an.

If the equivalent of hellfire and brimstone is to be visited upon those who verbally criticized Muhammad while they are still on this earth when he was militarily and politically weak in Mecca, imagine the evil that befell those who actually preached against him and refused to convert en-masse in Medina, after he no longer needed to have Allah use strong language to condemn those individuals who opposed him. In Medina, Allah did still reveal verses of the Holy Qur'an to Muhammad, which, cumulatively, make the above Sura 111 weak and venial in comparison, but none of them address individuals such as Sura 111 does; instead they address whole religious, or irreligious, groups at a time.

Such evil befell the three Jewish tribes that had lived peacefully in Medina, who had actually founded Medina after the Jewish diasporas of AD 70 and AD 132, and who had been there for almost 500 years, side by side with Arabs who moved there after the Jews had turned it into a community.

After arriving in Medina, Muhammad and his followers felt a need to acquire wealth and fame. To do this, they started caravan raiding, and soon thereafter, started raiding the caravans of Mecca, which were the richest.

Muhammad's army fought in 84 battles and caravan raids. Muhammad was present for 27 of these, and personally fought in nine. It is unknown how many people Muhammad personally killed.

Muhammad made a practice of demeaning and destroying people of all other faiths – a tradition that began in 624 when Muhammad and the Muslim threw the Jewish tribe of Banu Qaynuqa (about 1500 people) out of Medina, only after a pagan shamed Muhammed into allowing the Jewish men to depart rather than be beheaded, and the women and children to depart with the men rather than becoming slaves. The tribe was banished, with only the belongings they could personally carry, because they did not want to convert to Islam, did not want Muhammad to preach his distorted version of Judaism to them and others, and wanted to be left alone. In 626 the Jewish Banu Nadir tribe was treated similarly for the same reasons. In 627 Muhammad treated the Jewish Qurayza tribe as he had originally wanted to treat the Jewish Qaynuqu tribe for similar reasons. He personally beheaded between 600 to 900 adult males, and enslaved the women and children, including one woman he took to be one of his concubines.

On page 515 of Ibn Ishaq's "Sirat Rasulallah", (The Life of the Prophet of God), the events of the conquest of Khaibar are detailed. "Kinana al-Rabi, who had the custody of the treasure of Banu Nadir, was brought to the apostle who asked him about it. He denied that he knew where it was. A Jew came (Tabari says "was brought"), to the apostle and said that he had seen Kinana going round a certain ruin every morning early. When the apostle said to Kinana, "Do you know that if we find you have it I shall kill you?" He said "Yes". The apostle gave orders that the ruin was to be excavated and some of the treasure was found. When he asked him about the rest he refused to produce it, so the apostle gave orders to al-Zubayr Al-Awwam, "Torture him until you extract what he has." So he kindled a fire with flint and steel on his chest until he was nearly dead. Then the apostle delivered him to Muhammad b. Maslama and he struck off his head, in revenge for his brother Mahmud."

In 629 the Jewish tribes in Khaybar, about 95 miles north of Medina, where the Jewish Nadir tribe had resettled, were attacked by the Prophet's troops under His orders. The apostle said, 'Allah Akbar! Khaybar is destroyed ', for no reason other than that they existed in the middle of the desert and didn't want to convert to Islam. The Jewish Banu Nadir tribe was destroyed, three years after Muhammad had "just" banished them.

These Jewish tribes had lived peacefully in Medina beside the Pagan Arabs that moved there since the diaspora of 132AD. i.e. for almost 500 years until Muhammad came along. Actually, the Jewish tribes founded Medina, for no one lived there until the Jews made the desert bloom, and then the Pagans came to trade and partake, peacefully, of the bounty.

Muhammad had nine people assassinated, three of whom, it can be argued, were political opponents. The other six were people who verbally opposed Muhammad. One of those that spoke out against Muhammad was a pregnant woman. Muhammad said "Who will rid me of this woman?" The next morning, when the self-anointed assassin returned, he described how he had killed both the woman and her fetus with one blow of his knife. The Prophet Muhammad praised the assassin.

Per Sahih Bukhari, the most revered of the Hadith collectors, Muhammad married Aisha, his favorite of 11 wives, when she was 6, and consummated that marriage when she was 9. This pedophilia is enshrined within the teachings of Islam.

Muhammad and his army went to war against a pagan city. Allah revealed Sura 9.5 (the verse of the sword) to Muhammad just prior to this campaign. Muhammad and his army won the battle, and the war.

Shortly after that, Muhammad and his army prepared to go to war against the Christian Byzantine Empire, even though the Empire was still recovering from the equivalent of WW I after defeating the Persian Sassanid Empire and had no territorial ambitions. Allah revealed Sura's 9.29 through 9.35 to Muhammad just before this campaign, which are considered to be Allah's, and Islam's, declaration of war against Christianity and Judaism. He marshaled 30,000 of his troops and they went north to the town of Tabuk to do battle with the Romans. However, upon arriving, they found that there was no threat at all. Instead, Muhammad sent a detachment to Ayla, to give them these options: convert, pay the Jizya extortion tax, or die. The Christian leader there decided to pay the "protection" tribute. They were Dhimmis (2nd class, semi-enslaved, "people of the book") from that point on until the Caliph Othman threw them out of the Arabian peninsula, as was Muhammad's desire, along with all other remaining Christians, jews, and non-Muslims, so that the Arabian peninsula could remain pure and completely Muslim, as it is to this day.

In March of 632AD, in his farewell speech to his troops shortly before he died, Muhammad stated "I was ordered to fight all men until they say 'There is no god but Allah.'". Following the exhortations of Allah and using the exhortations of Muhammad, and his words and deeds as the perfect example, there has been 1387 years of unrelenting Jihad against non-Muslims.

Ayatollah Ruhollah Khomeini stated, in 1979, "We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."

Osama bin Laden stated, in November 2001, "I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."

Including the statements quoted above, Osama and Khomeini, as well as their compatriots and successors, have frequently quoted the Holy Qur'an. the Hadith, and the Prophet Muhammad in support of their beliefs, as they did above. No one has been able to refute their use of the heinous passages in the Holy documents of Islam. If there are "new" books that contradict the "old" books, why is the Holy Qur'an still revered as the perfect and immutable word of Allah that is not subject to interpretation? What are the "new" books? Why does nobody know what the new" books are? Why has no one quoted from these "new" books"? Why has no one used these "new" books to refute the Holy Qur'an, the Hadith, the Sira, and the use of those documents by Osama and Khomeini, amongst others? Why did CAIR and Adbul-Malik not show George Jaksa, or anyone else, both the "old" book" and the "new" book that refuted the "old" book? Why did they not quote from the "new" book at the Islamic Center the following Sunday?

This helps to document that there are no "new" documents that contradict the "old" documents. Imam Hanafi Adbul-Malik stated what Islam teaches from the "old" documents, and that statement must represent what he truly believes, or he is in direct opposition to the Holy documents of Islam, which is a death sentence within Islam. Hanafi Adbul-Malik and CAIR were indeed trying to practice Taqqiya on the non-Muslims of Genesee County.

Islam teaches that Muhammad is *al-insan al-kamil* ("the ideal man"), the most perfect human being who ever existed, that is to be emulated in every way by every Muslim. That helps explain why beheading is still an approved method of killing innocents, and that assassinating opponents, as is rife in Lebanon, has occurred frequently in Iraq, and now also with Bhutto in Pakistan, is an accepted modus operandi.

So why don't our own peaceful American Muslims want anyone to know of the history of Muhammad when he was in Medina? The Muslims know who he was and what he did. It is public knowledge. Anyone that can read can find biographies of Muhammad, other than the Hadith (10 to 12 book collections) and the Sira, an 800-page book. American Imams, anytime they want to, can start introducing who he was and what he did, slowly, to the congregation, and those who previously knew that Muhammad was perfect, will start believing that beheading and assassinations for the least slight is the proper reaction. Young Muslims learn about the real Muhammad, the truth about what the Holy Qur'an states, and what the Hadith and Sira state, from the internet and books in English. That helps explain the PEW poll that stated over 36% of our younger Muslims approved of suicide bombing to "defend" Islam, just as the Prophet Muhammad defended Islam. The 7th century has been transplanted into Flint, Michigan, and America.

The companion CD to the "Who is Muhammad?" program distributed by CAIR mentions the 600 Jews that Muhammad beheaded, and nothing else. It explains away the beheadings by stating that Muhammad cut their heads off to defend Islam, or else Islam might have been destroyed. If you are going to tell a lie, tell a big one, and tell it often. The CD's viewpoint is an unsupportable, documentarily contradicted, position. As a blind belief statement, contradicted by facts, that presents a huge problem regarding the beliefs of Islam as they are propagated to non-Muslims, as that is to whom CAIR aimed this program. The companion book, *Muhammad* by Yahiya Emerick, similarly distorts much, omits much, and explains away, in however so documentarily false and unsupportable a manner, only the very small part of what Muhammad really did in Medina that is actually included in the book.

The only explanation for this omission and obfuscation is that these Imams, and CAIR, did not want non-Muslims, who are mostly incredibly ignorant, to know anything about the real Muhammad. Why not? Why are they so ashamed of their own Prophet that they won't explain how these actions by Muhammad either are, or are not, part of Islam's basic beliefs and teachings.

Rather than hide half of Muhammad from non-Muslims, as our own Michigan Muslims want to and are doing, would it not be better to be like Tawfik Hamid, and work to reform, however so daunting a task, the basic teachings and documents of Islam?

The knowledge of the entirety of Muhammad's life and prophethood needs to be made known to every American, and only by so doing will the pressure for reforming Islam have a chance to take hold and have any effect, no matter how impossible that desire may be to achieve.

F. P. Wilson 07Dec2007
Updated 22Jan2008

Flint Islamic Center Open House Visit 2004

Mr. and Mrs. Smith, personal friends of F. P. Wilson, were invited to attend an "open house" as "a Mosque" located on Corunna Road in 2004. This is the Flint Islamic Center, one of, at that time, two Mosques in the Flint area, and it is located outside of the Flint Suburbs, north of the town of Swartz Creek.

A "co-worker" was a member of the Mosque, and wanted them to see what Islam was like. He "insisted Islam" was a religion of peace, and those who express hatred were "fringe" factors.

From an E-mail from Mrs. Smith: "Initially, the Muslims were friendly and expressed peace and cooperation among those of us who were not of their religion. They shared food (which was very good), artifacts, and culture. Then, came time for the guest speaker...I just about flipped. No peace was spoken...just simple, unadulterated hatred toward anyone who didn't believe in Islam. The man, who was a convert, quoted the Bible incorrectly, and spewed disdainfulness toward the Jews. The final statements still burn in my memory...he declared every Muslim MUST rise up and kill the infidel.

"Don't you just love free speech?"

I did not know this when I visited the same Mosque in the spring of 2005 for the Open House then. I did not attend the presentation during my visit.

Following is my article regarding my visit in 2005.

FLINT ISLAMIC CENTER OPEN HOUSE 2005

The Flint Islamic Center, at 9447 Corunna Road, is about 8 miles to the west of downtown Flint. Their 2005 Open House was on Sunday, June 26th from Noon to 3:00PM.

I parked in the lot and admired the building and grounds. The Islamic Center is a very new stand-alone building out in the country, with a freshly paved parking lot and pleasant yet subdued landscaping. The front of the building faced off to the side, rather than the end that was close to the road. The parking lot, with numerous green dividers, was only $^{1}/_{8}$ filled, with the parking off to the side and an equal amount of parking wrapping around the back of the building. There were two entrances, with the main one that I presume led to the worship area closer to the road. I entered the building via the 2nd entrance about 1:30 that day. There was no one around, and there were no direction signs. I chose to go right at the Y intersection.

A couple of doors down on the left was one door labeled "Library". The room was empty and I entered it. I looked at the bookracks against the walls and located where they had their copies of the Holy Qur'an. They said Holy Qur'an on them in English, but that was it. I recognized the format of the pages, but they were entirely in Arabic, which I do not know. There were also copies of several different authors' versions of the Hadiths. I believe Bukhari and Moslem, but I'm not certain. Everything but the author's names and the word Hadith was in Arabic, in all six or more books in each collection.

There were shelves with some books on them in English. There were also a half-dozen shelves with many dozens of various books on them, all in Arabic. I don't know what they said, but why were they in Arabic? Muslims believe that the only way to read and properly interpret the Holy Qur'an is in Ancient Arabic, but why are any of the other books in Arabic in the middle of North America?

I exited the Library, heard some voices, and went back to the Y and down the other branch, which led to the gym where the open house was. A mature gentleman was putting on a PowerPoint presentation about the Holy Qur'an and Islam in one corner, with chairs for about 100 people but occupants of only 20 or so. The presenter was wearing Arabic robes and his English was execrable. The 20 people in the audience were mostly wearing robes and the women all had scarves (hijab) covering their heads. There were a couple of food and drink tables, and a couple with books on them. The walls had posters taped on them explaining this and that about Islam. They omitted sufficient detail that they were rendered historically inaccurate. The purely religious ones comparing Islam to Christianity and Judaism and the differences were reasonably accurate but incomplete as they left out the differences that are contentious. There were a couple of other people that I presume, from their dress and mannerisms, were visitors such as me. After perusing the posters, I idled around the room, ending up at the main book table. I looked at several items that were in English, took a couple of small brochures, and turned to walk away when a gentleman told me they would like for me to take a free Qur'an. I took it, thanked him, and left.

The questions left unasked and unanswered are: Where did the money come from for such a fine new center that is far larger than the Muslim population? Did it come from Saudi Arabia? What did the books in Arabic state? Are they peaceful, or are they the same as those Freedom House found? Does an Imam that barely speaks English preach peace or does he preach hatred in Arabic on Fridays, as Laura Mansfield(1) states is frequently done? With 80 to 85%(2) of the Mosques in the US under the Wahhabi spell, the odds are easily 4 to 1 that the answers are indeed Saudi Arabia, the books teach hatred, and the Imam preaches hatred in Arabic, while practicing Taqqiya and Kithman(3) (lying and not telling the whole truth to non-Muslims) in English.

F. P. Wilson 07Dec2007

1 See – Jihad Comes to Small Town USA

2 See – Saudi Arabia is Funding Hatred of Americans, Israelis, Christians, and Jews

3 See – Islamic Rage is Supported by Basics Documents

Islam is the Bloodiest Ideology the Earth Has Ever Seen

Islam is the single bloodiest Ideology that mankind and the earth have ever had. Islam has killed more non-Muslim than the total number killed by Hitler, Stalin, Mussolini, Mao, and Genghis Khan put together. Islam has killed more non-Muslims than the total number of human beings killed by Communism, Nazism, and Fascism combined. Including the Muslim on Muslim death toll just adds on to the horrendous totals.

During my two visits to the Flint Islamic Center in 2005 and 2006, there have been many pamphlets available on the presentation tables at the side of the room, one in particular titled "What does Islam say about Terrorism". There is much that is in error, omitted, and distorted by this booklet, such as leaving out that committing Jihad, Holy War, is the only way to be guaranteed an entrance to Heaven in Islamic teachings and beliefs. Heaven is shaded by the crossed Swords of Allah, and to be killed while committing Jihad guarantees instant ascension to the highest of the seven levels of Heaven. Jihad, Holy War, was almost made the sixth pillar of Islam during the 7th and 8th century.

The reference to inner struggle as the greater Jihad is a very weak Hadith with almost no validity. The concept was unknown by the word Jihad until Muslims invented it, calling upon this weak Hadith, around the turn of the 20th century, to fool non-Muslims regarding what Jihad really is. As Nonie Darwish, the daughter of an Egyptian Muslim Shahid (martyr) has stated in her book, *Now They Call Me Infidel*, she never heard of the definition of Jihad as anything other than Holy War until she came to America and became an Islamic apostate. She said that Jihad was taught only as Holy War in Egypt and the Middle East.

In the booklet there is a subsection titled "History of Tolerance", in which the following statement is made: "The great Historian DeLacy O'Leary wrote: 'History makes it clear, however, that the legend of fanatical Muslims, sweeping through the world and forcing Islam at the point of sword upon conquered races is one of the most fantastically absurd myths that historians have ever repeated:' " (Islam At Crossroads, London, 1923, P. 8).

I finally found, online, and purchased, used, a copy of this rare, very difficult to find, and quite pricey ($60.00) old book (*Islam at the Cross Roads*, De Lacy O'Leary, D.D., London, and New York: E. P. Dutton & Co. 1923). It does have that statement in it on P. 8. However, the author in that book tells you to accept that statement on faith, for he says that he knows what he is talking about and if you don't believe him it's too bad. He provides no documentation or references to back up that statement. The entire book documents and supports my belief that O'Leary is a radical Islamist apologist, which essentially makes the book one long 215 page distortion of history.

The erudite tome, *The Legacy of Jihad – Islamic Holy War and the Fate on Non-Muslim* – Edited by Andrew G. Bostom, MD, goes into great detail, campaign by campaign, to show that Islam has been spread by the sword, its adherents yelling *Allahu Akbar*, throughout the ages. It uses the words of both the Muslim conquerors and the non-Muslim victims throughout history, to effectively document that this pamphlet, and hence O'Leary, either doesn't know anything about the subject – or it is a lie.

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-Muslims. This pamphlet is a perfect example of Taqqiya.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

Besides Bostom's book, there is *Jihad*, by Paul Fregosi, *The Great Arab Conquests* by Hugh Kennedy, *The Great Arab Conquests* by John Bagot Glubb, and numerous other books as delineated in the bibliography of the CD *AMERABIA* that document the lie that the pamphlet and O'Leary are guilty of spreading.

Since 626 AD, Islam has slaughtered about 50 million Christians, including the almost 1 million Christian Armenians killed by the Muslim Turks before and during WWI and the 2 million killed in the Southern Sudan between 1981 and 2003. Islam slaughtered approximately 10 million Buddhists during the Islamic conquest of Afghanistan, the Hindus valley, and Northern India. Islam slaughtered between 60 and 100 million Hindus in what is called the Hindu Holocaust during the wars over the centuries waged by the Moguls to conquer the Hindu Kingdoms and population in India. The mountain range in Eastern Afghanistan is named the Hindu Kush (The Tears of the Hindus) because of the slaughters of the Hindus that the mountains witnessed. Islam has slaughtered tens of thousands of Jews (relatively few because the Jews meekly submitted to becoming Dhimmi), including 5,000 in Cordoba, Andalusia, in 1066, during the "Golden Age" of tolerance by Islam in Spain, because the Jews didn't want to live as 2nd class subservient semi-slaves (Dhimmi) any more and objected verbally to their Muslim masters.

Islam took over 1 ½ million white slaves from Southern Europe and the North Atlantic provinces of Spain, France, and England, from 1600 to the mid 1700s – more than the number of black slaves sent across the Atlantic in the same period. Islam ran the slave trade from Africa to the Atlantic coast, with 5 slaves sent for every one that survived, or 60 million black slave sent West, with 12 million surviving to arrive in the Americas, with 48 million deaths along the slave route. Eighteen million black slaves were sent East from Africa by Islam, to North Africa and the Middle East, Turkey, and beyond, with the same 5 to 1 ratio, 72 million blacks died on that route. Slavery is still legal in the Islamist countries of Mauretania and the Sudan, and was only formally outlawed by Saudi Arabia in 1976.

Ten million Buddhists, 50 million Christians, and call it 80 million Hindus, all add up to 140 million people. Add in the approximately 10 to 20 million killed by Muslim on Muslim violence, plus the slave trade, and the Muslim on Muslim Genocide in Darfur today, and the evidence and documentation of the horrendous violence by which Islam has been spread is overwhelming.

F. P. Wilson 07Dec2007

Saudi in the Classroom
A fundamental front in the war.

By Stanley Kurtz
National Review Online 07/25/2007

Unless we counteract the influence of Saudi money on the education of the young, we're going to find it very difficult to win the war on terror. I only wish I was referring to Saudi-funded madrassas in Pakistan. Unfortunately, I'm talking about K-12 education in the United States. Believe it or not, the Saudis have figured out how to make an end-run around America's K-12 curriculum safeguards, thereby gaining control over much of what children in the United States learn about the Middle East. While we've had only limited success paring back education for Islamist fundamentalism abroad, the Saudis have taken a surprising degree of control over America's Middle-East studies curriculum at home.

Game, Set, Match

How did they do it? Very carefully...and very cleverly. It turns out that the system of federal subsidies to university programs of Middle East Studies (under Title VI of the Higher Education Act) has been serving as a kind of Trojan horse for Saudi influence over American K-12 education. Federally subsidized Middle East Studies centers are required to pursue public outreach. That entails designing lesson plans and seminars on the Middle East for America's K-12 teachers. These university-distributed teaching aids slip into the K-12 curriculum without being subject to the normal public vetting processes. Meanwhile, the federal government, which both subsidizes and lends its stamp of approval to these special K-12 course materials on the Middle East, has effectively abandoned oversight of the program that purveys them (Title VI).

Enter the Saudis. By lavishly funding several organizations that design Saudi-friendly English-language K-12 curricula, all that remains is to convince the "outreach coordinators" at prestigious, federally subsidized universities to purvey these materials to America's teachers. And wouldn't you know it, outreach coordinators or teacher-trainers at a number of university Middle East Studies centers have themselves been trained by the very same Saudi-funded foundations that design K-12 course materials. These Saudi-friendly folks happily build their outreach efforts around Saudi-financed K-12 curricula.

So let's review. The United States government gives money -- and a federal seal of approval -- to a university Middle East Studies center. That center offers a government-approved K-12 Middle East studies curriculum to America's teachers. But in fact, that curriculum has been bought and paid for by the Saudis, who may even have trained the personnel who operate the university's outreach program. Meanwhile, the American government is asleep at the wheel -- paying scant attention to how its federally mandated public outreach programs actually work. So without ever realizing it, America's taxpayers end up subsidizing -- and providing official federal approval for -- K-12 educational materials on the Middle East that have been created under Saudi auspices. Game, set, match: Saudis.

What Went Wrong?
How do we know all this? While the full extent of Saudi funding has emerged only recently, the basic outlines of the problem were exposed in 2004, by Sandra Stotsky, a former director of a professional development institute for teachers at Harvard, and a former senior associate commissioner of the Massachusetts Department of Education.

Stotsky's stint as a commissioner ran from 1999 to 2003, so she was present when the Massachusetts Department of Education tried to respond to the challenge of 9/11 by organizing special seminars in Islamic history for K-12 teachers. The department accepted a proposal with participation from Harvard's Center for Middle Eastern Studies -- which, as a prestigious university and a federally subsidized Title VI "National Resource Center," seemed an obvious choice.

The Massachusetts Department of Education commissioned a teacher-training seminar designed to cover Islamic history and touch on key contemporary questions, such as the nature of Islamic Fundamentalism and terrorism, the lack of democracy in the Middle East, and the challenge of gaining basic legal and political rights for women in much of the Muslim world. It quickly became apparent, however, that Harvard's outreach program had little interest in tackling these issues, or in representing a broad range of views on contemporary Middle Eastern culture.

It took literally months of e-mail exchanges with state officials before the seminar organizers agreed to include a single book by Bernard Lewis, whose writing they persistently dismissed as biased and irrelevant. Even then, Harvard's outreach program refused to include one of Lewis's recent and more critical works, like *What Went Wrong?*

Stotsky came to feel that the Massachusetts Education Department's efforts to achieve balance in its teacher training seminars were giving way to Harvard's "distorted" and "manipulative" political agenda.

Appoint Imams
Whereas Stotsky and the Massachusetts Department of Education had asked for seminars covering Islamic history, and including balanced discussions of contemporary Middle Eastern problems, Harvard's outreach program delivered seminars that virtually promoted Islam as a religion, while sharply criticizing alleged American prejudice against the Muslim world.

Harvard's outreach training prompted K-12 teachers to design celebratory treatments of the life and teachings of Mohammad and the "revelation" and spread of Islam, with exercises calling on students to "appoint imams," memorize Islamic principles, and act out prayer at a Mosque. According to Stotsky, if Harvard's outreach personnel had designed similar classroom exercises based on Christian or Jewish models, "People for the American Way, Americans United for Separation of Church and State, and the A.C.L.U. would descend upon them like furies."

Instead of training teachers in the history and contemporary challenges of the Muslim world, Stotsky concluded that Harvard's outreach program was "manipulating" apolitical teachers with a "barely disguised" attempt to "shape...attitudes on specific political issues." The lesson plans designed by K-12 teachers who participated in these Harvard-run seminars included exercises in which students were asked to watch newscasts and spot out instances in which Muslims were stereotyped as violent or barbaric. Lesson plans proposed discussion questions like, "Why have so many groups wanted to control the Middle East?" and "How might the history of repeated invasions influence the history of people in this area?"

Stotsky was taken aback by one of the key teaching resources pushed by Harvard's outreach program: "The Arab World Studies Notebook." The "Notebook" has been widely denounced as a "practically proselytizing" text offering uncritical praise for the Arab world. Stotsky calls it, "a piece of propaganda." Even the Notebook's editor, Audrey Shabbas, acknowledges that its purpose is to provide "the Arab point of view." One analysis quoted by Stotsky says that the "Arab World Studies Notebook" is designed to "induce teachers to embrace Islamic religious beliefs" and to "support political views" favored by the Middle East Policy Council (formerly the Arab American Affairs Council). The "Notebook" even claims that Muslims actually beat Columbus to the New World, supposedly sailing across the Atlantic in 889. This is the sort of history being pushed on our K-12 educators by Harvard's federally approved Center for Middle East Studies -- at American taxpayer expense.

The Stealth Curriculum

There's certainly something troubling here. And once you grasp the Saudi connection, it begins to make sense. Stotsky didn't quite put all the pieces together, but she came very close. Her stint at the Massachusetts Department of Education, and her bad experience with Harvard's Center for Middle East Studies prompted Stotsky to publish *The Stealth Curriculum: Manipulating America's History Teachers* under the auspices of the Fordham Foundation.

Introducing Stotsky's study, Fordham Foundation president, and noted education expert, Chester Finn, calls the use of teacher-training seminars a "vast dark continent within our public (and private) educational system." According to Finn "interest groups and ideologues" have used these seminars to "fly under the radar" of ordinary curriculum safeguards, promulgating "bias, misinformation, and politically charged conclusions, though never acknowledging their semi-covert agendas." All too often, says Finn, those agendas include viewing "the history of freedom as the history of oppression" and urging students "to be more sympathetic to cultures that don't value individual rights than to those that do." It's a sad commentary on Title VI subsidies to American universities to think that this high-profile federally-funded program has become the parade example of a much broader educational scandal.

Even in 2004, Stotsky had more than an inkling of Saudi financial involvement in Title VI outreach programs. In *The Stealth Curriculum*, she wrote: "Most of these materials have been prepared and/or funded by Islamic sources here and abroad, and are distributed or sold directly to schools or individual teachers, thereby bypassing public scrutiny." Stotsky goes on to note that after 9/11, the Saudi government sent U.S. schools thousands of packages of educational material that, for example, attributed the Middle East's problems to Western colonization.

Saudi Money

Yet the full extent of Saudi curricular funding, and the magnitude of its influence over university outreach programs funded under Title VI, was only revealed in late 2005 by a special four-part investigative report by the Jewish Telegraphic Agency (JTA). As the JTA put it: "Saudi Arabia is paying to influence the teaching of American public schoolchildren. And the U.S. taxpayer is an unwitting accomplice....Often bypassing school boards and nudging aside approved curricula....These materials praise and sometimes promote Islam, but criticize Judaism and Christianity....Ironically, what gives credibility to...these distorted materials is Title VI of the Higher Education Act....Believing they're importing the wisdom of places like Harvard or Georgetown, they are actually inviting into their schools whole curricula and syllabuses developed with the support of Riyadh."

Riyadh achieves this by supporting a number of groups devoted to the development and dissemination of English-language curricula about the Middle East. This includes funding from Saudi Aramco, a Saudi government-owned oil company, for a Berkeley, California-based group called, Arab World and Islamic Resources, or AIWAR.

According to the JTA, AIWAR's founder, Audrey Shabbas, also edits the controversial "Arab World Studies Notebook." Shabbas, in turn, is employed by the Middle East Policy Council (MEPC) to conduct its teacher-training and seminar programs, says JTA. And MEPC (formerly the Arab American Affairs Council) is headed by a former U.S. ambassador to Saudi Arabia and, according to the JTA, receives direct funding from Saudi Arabia.

According to the JTA, the Middle East Policy Council was seeking major funding for its teaching efforts from Saudi Prince Alwaleed bin Talal bin Abdulaziz in late 2005. Alwaleed himself initiated contacts with MEPC after hearing about its seminars designed to shape American teachers' perceptions of the Middle East. It appears that the partnership between MEPC and Prince Alwaleed has borne fruit. This past March, Prince Alwaleed announced that he was supplementing his earlier donation of $100,000 to MEPC with a $1 million gift for its teacher-training programs. By the way, this is the same Prince Alwaleed whose $10 million post-9/11 gift was returned by Rudy Giuliani because that gift was accompanied by a letter blaming American foreign policy for the attack on the Pentagon and World Trade Center. (For more on massive gifts by Prince Alwaleed to Harvard and Georgetown for programs Islamic studies, see this item by Martin Kramer.)

The final piece of the puzzle discovered by the JTA is a little-known but clearly influential foundation called Dar al Islam ("Abode of Islam"), located in Abiquiu, New Mexico. Created with Saudi funding, according to the JTA, Dar al Islam runs teacher-training programs and has employed a number of individuals who've gone on to work in or with public outreach programs at federally-funded Title VI university centers of Middle-East Studies.

According to JTA, for example, Betty Shabbas, who edits the Arab World Studies Notebook and whose work is promoted by outreach coordinators at several Title VI Middle East National Resource Centers, was herself director of Dar al Islam's summer teacher-training program in 1994 and 1995. JTA also notes that an outreach coordinator at Georgetown University's Center for Contemporary Arab Studies, a Title VI National Resource Center on the Middle East, was for several years assistant director of Dar al Islam's teacher-training institute. The precise funding and affiliation history of Dar al Islam is complex and in dispute. According to the JTA, after it began investigating the topic, Dar al Islam changed some of the information on its website. (For details, readers should consult the four-part JTA series linked above, especially parts 1 and 3.)

Although this complex web of financial and organizational involvement was illuminated with unprecedented clarity by the JTA report, Saudi involvement with Title VI Middle East Studies centers has never been entirely secret. For example, a volume published to commemorate the fiftieth anniversary of Harvard's Center for Middle Eastern Studies notes three specific sources of funding for the center's public outreach program: federal Title VI subsidies, matching funds from Harvard itself, and funding from the Saudi-government owned oil company, Aramco.

Not College

The upshot of all this is that the close links between Saudi funded curriculum-development and teacher-training programs, on the one hand, and federally subsidized university programs of Middle East Studies, on the other, has opened up a back-door route to Saudi influence over America's K-12 curriculum.

Stotsky's work and the JTA report have been public for some time, yet virtually no-one has noticed. I myself testified before the House in 2003 on the need to reform Title VI. The problem of bias in public outreach programs was one of my key concerns, yet even I was shocked when I discovered Stotsky and the JTA story. The extent of Saudi influence raises the already deep-lying problems with Title VI to a whole new level.

It's also important to emphasize that Title VI public outreach programs are not part of the college curriculum. In my testimony before the House, I addressed broader issues of bias in university programs of Middle East Studies. Yet I invoked that context to explain problems in Title VI public outreach programs, which are creatures of Congress -- yet without real oversight. Opponents of Title VI reform have consistently misrepresented the issue as a question of academic freedom, when every piece of legislation aimed at reforming Title VI has contained a provision preventing the federal government from mandating or controlling the content of college curricula. Moreover, I have publicly endorsed that provision.

The real effect of blocking federal oversight of Title VI has been to create a public outreach program that is not part of the college curriculum -- a program funded by the American taxpayer, yet answerable to no-one. The unsupervised state of these university outreach programs leaves them open to exploitation by foreign interests seeking control of America's K-12 curriculum on the Middle East. That is an intolerable situation. Congress must restore federal oversight to Title VI of the Higher Education Act.

Hope?

The good news is that Congress may soon help to solve this problem. Despite the polarization and inaction in the current session of Congress, senators Kennedy and Enzi have reached bipartisan agreement on an excellent plan of reform for Title VI -- including the creation of grievance procedures to handle complaints about the public outreach program. (Stotsky recommends a similar solution). The question is, will the House adopt the bipartisan Senate compromise on Title VI, or will the higher-education lobby move to block reform? This issue could easily devolve into an ugly political battle. Yet if the House decides to model its reauthorization of the Higher Education Act on the Kennedy-Enzi Title VI compromise, Title VI reform could become one of the few bipartisan bright spots of the current congressional session.

That's the good news. The catch is that even -- or especially -- if reform does pass, it's still going to take tremendous effort to counteract the growing Saudi use of Title VI as a lever to gain influence over how America teaches its children about the Middle East. The creation of a grievance procedure for public-outreach programs in no way guarantees the outcome of any grievances that might be filed. This battle isn't over, it's only just begun.

— Stanley Kurtz is a senior fellow at the Ethics and Public Policy Center.

ATT. N

Iraqi Christians face ultimatum: Leave or die

By James Palmer
Newhouse News Service
Published in the Flint Journal, the Today Section, P. E3, 29SEP2007

Baghdad, Iraq – Nabil Comanny and his family endured the dead bodies left to decompose along the road in their southern Dora neighborhood.

They accepted the criminal gangs that roamed the area, searching for targets to kidnap.

And neither the utility failures nor the mountains of trash in the street could drive them away.

As Christians, the Comannys had learned to keep a low profile. They even stayed in their house after many Muslim neighbors fled the daily chaos when sectarian bloodshed between Shiite and Sunni militants broke out in 2006, making this one of Baghdad's most embattled districts.

But the hand-scrawled note at their door was the final straw. The message commanded the family to select one of these options:

1) Convert to Islam.
2) Pay a fee of nearly $300 monthly for "protection".
3) Leave the area.

Failure to comply with one of the three would result in death.

"We don't have weapons and the government doesn't protect us. What else can we do?" said Comanny, a 37-year old journalist whose family abandoned its modest home of 11 years.

Extreme Islamic militants increasingly are targeting Christians in Iraq, especially here in the capital. As a result, Iraq's Christian community – long the minority in a largely Muslim country – continues to dwindle.

While meaningful numbers are difficult to come by, the last Iraqi census, conducted in 1987, counted 1 million Christians, although many fled after the United Nations imposed sanctions in the 1990's. Today, national aid groups estimate that between 300,000 and 600,000 Christians remain among an estimated 25 million people.

Company said the first sign of trouble for his family arrived last spring when Muslim militants imposed Islamic law over the area. The proclamation came via an 18-point document posted on shops and blast walls. The decree listed stringent rules for all residents.

Among other things, women were required to wear burkahs, which are draped over the head covering the face and entire body.

"It's not our tradition." Comanny said. "How can Christian women be expected to do this?"

In the end, most Christian families decided to pay a bribe, Comanny said, "because it gave them time to prepare to leave. But most can't afford to keep paying."

Comanny, who shared a small house in Dora with his mother, three brothers and four sisters, finally decided to move his family decided to move his family on the advice of someone he described as a "sympathetic" insurgent, a lifelong acquaintance.

Because militants in Dora frequently attack families returning home to fetch their belongings, Comanny paid his insurgent contact 1 million Iraqi dinars, or about $800, for safe passage from the neighborhood.

Today, the Commanys live in the New Baghdad section of the capital, where hundreds of Christian families relocated. The families move cautiously among a majority Shiite population who rely on the Mahdi army to protect the area.

Christians in Dora once mixed easily with Muslims, sharing cookies at Christmastime, and joining Muslims at Iftar dinners – the sunset feast breaking the daily fast during Ramadan.

Amer Awadish, a 47-year old taxi driver, said those relationships are what saved his life.

After a handwritten note was delivered to his apartment in December ordering him and his wife, Samia, 48, to leave within two days, a lifelong neighbor appeared at his door. The man, Awadish said, advised him to leave immediately.

In addition to the direct threats Iraq's Christians also must cope with subtle obstacles.

William Warda, the founder of Hamorabi, A Christian-led national human rights group in Iraq, said most Christians here no longer feel safe embracing the lifestyle they once enjoyed.

They can't drink alcohol, or even dress in the fashion they're accustomed," Wards said. "Maybe they can stand this for a year or two, but not their whole lives."

Most Christians still in Iraq are Chaldean Catholics who acknowledge the pope's authority, but remain sovereign from the Vatican. Other denominations include Syrian Catholics, Armenian Orthodox and Armenian Catholics. Small groups of Greek

Catholics, Armenian Orthodox, and Greek Catholics also practice, as do Anglicans and Evangelicals.

One common thread among most of the groups is a concern church leaders have not spoken out to protect their rights.

"The church is not defending us," said Bashar Jamil John, a 24-year-old engineering student at the Baghdad Technological Institute. "This is part of the problem."

The Chaldean Catholic patriarch, Emmanuel Delly, the Vatican's representative in Iraq, declined to be interviewed, but the Rev. Mokhlous Shasha, 32, a first-year priest at Lady of Our Salvation Syrian Catholic Church in central Baghdad, argued the clergy here are equally as threatened as the ones they serve.

"Priests live in the same situations as their parishioners," said Shasha, who added he never walks the streets of Baghdad in his collar.

Since 2006, militants have killed three priests and kidnapped 10 others, church officials said.

The one thing most Christians agree on is their view of the future: bleak.

While at least a dozen churches here simply have closed, some seminaries and nunneries have shifted their bases to the north. For those still open, such as the Chaldean Catholic Virgin Mary church in central Baghdad, attendance at Mass is down by more than half, officials said.

For one, Hamorabi's Warda predicts a mass exodus of Christians from Iraq if western countries relax their immigration policies.

"If the U.S. and Europe open their doors, the Christians in Iraq will be finished." Warda said. "They will all leave."

Many interviews for this report were conducted through a translator. James Palmer wrote this article for the Star-Ledger of Newark, N.J. He can be contacted at J-palmer(at)stratosnet.com.

Thomas Jefferson's Holy Qur'an

Paul Barrett wrote a book, "American Islam: The struggle for the Soul of a Religion", which was reviewed in an article in the Flint Journal. ("Author records some of American Muslims' many voices", Sat. 03FEB2007, page E3). Regarding U.S. Rep. Keith Ellison, Barrett stated "But my favourite part of the story is that Ellison went to the trouble of borrowing this historic version of the Quran, borrowed it from Thomas Jefferson, who was curious enough to have it in his library 200 years ago."

Jefferson was the Ambassador to France in 1786, when he and John Adams, the Ambassador to Britain, met the Ambassador to Tripoli, Sidi Haji Abdul Rahman Adja, trying to avoid Americas first War with Islamist Terrorists.

When Abdul Rahman was asked why he was making unprovoked attacks on the U.S., he replied to the effect that it was founded on the Laws of their Prophet, that it was written in their Koran, that all nations who should not have acknowledged their authority were sinners, that it was their right and duty to make war upon them wherever they could be found, and to make slaves of all they could take as Prisoners, and that every Musselman who should be slain in Battle was sure to go to Paradise.

Jefferson, as did Adams, and his son, John Quincy Adams, who went on to become America's 6th President, all acquired a Qur'an so they could study for themselves to see if what Abdul Rahman had said was true.

The answer was yes.

John Quincy Adams has written extensively on Islam, and is the only one of the founding fathers and their progeny who has done so. There is no reason to believe that his views were not also the views of his father and Jefferson.

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force."

For Keith Ellison to have been sworn in on Jefferson's Qur'an is a travesty.

ATT. P

July 11, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Ph #: (810) 694-6628
E-mail: Shinano01@aol.com

The Honorable U.S. Congressman Dale E. Kildee
U. S. Representative for the 5th District of Michigan
C/O Chief of Staff Mr. Christopher Mansour
Washington, D.C.
2107 Rayburn HOB
Washington, DC 20515
202-225-3611
202-225-6393 fax

The Honorable U. S. Representative Dale E. Kildee; C/O Mr. Christopher Mansour

I have provided my documentation to Ford and GM, that the United States of America has an excellent possibility, even a probability, of becoming in part or in whole an Islamofascist country, at first like Lebanon, then becoming more like Syria, by 2100, with the odds continuing to increase in the 22nd century, and that our oil money is greatly aiding the demise of America. Every day that we fund these Islamofascists is much more than another day closer to losing this war.

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman (GM's *bete noir*) has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat out nuts." (1)

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" serving al Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. *Al-Watan* has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners in that it can help save the lives of our military personnel in Iraq.

" success would have incalculably beneficial effects … curbing the cash flow to al Qaeda ".[2]

The authors of the preceding article are pegging their hopes on the moderation of the 83-year-old king. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and Marines were killed by them? The number is greater than 1 and less than 3,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 22,000 (2005 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, equipped with IEDs and RPGs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten-thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamanei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs and tanks and killed our American Servicemen and women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money. Iran and Hezbollah are training and supporting both the Sunni and the Shia terrorists.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

The Auto Industries role in providing our oil money is writ large. Does the US auto industry want to continue to write its role in the same direction, and write it even larger?

I have stated that the auto industry is not responsible for the fact that the oil is under some of the most heinous regimes ever known to mankind. Knowing that it is and what they are using our money for, why would the auto industry want to continue to support the funding of these terrorists?

9/11 reportedly cost al-Qaeda ½ million dollars. What if al-Qaeda had not had the money for 9/11? Without oil money, they would be so strapped for cash that they wouldn't be able to afford the tape and batteries for the video cameras they use to record their hate messages on. How many future 9/11s could we prevent by de-funding them, by removing their source of money, i.e. our oil money?

Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 34 years ($136Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia has been documented to also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

With the high price of oil the past several years, Saudi Arabia could easily be spending over $8 billion a year to teach hatred of us.

Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Sheikh Kabbani reported to the State Dep't. in 1999 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Peter King of NY stated in Feb. 2004 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are Shia mosques and Islamic centers teaching radical Shiism, as espoused by Iran.

Our oil money is funding Iran's Nuclear Weapons program, it is funding Iran's ICBM program, and it is funding the Muslims of the Middle East and the leaders of Iran that are Holocaust deniers that are promising and planning a 2nd Holocaust.

Our oil money funded, through Saudi Arabia, the Sunni Nuclear Bomb that Pakistan has, and the A. Q. Khan network, which, while somnolent today, could be revived and fully functioning in a heartbeat. Pakistan and Musharraf are one bullet away from becoming an Islamofascist state with a Taliban style al-Qaeda supporting governing elite.

It is as if we had funded the Nazis throughout the 1930's and 40's, knowing that our oil money was going to be used to fight against us and kill us in WWII, and gas the Jews at Dachau, Buchenwald, and Auschwitz. Except in the 1930's and 40's, if we had done that, we would have done far less damage to the United States than we are doing today with our oil money.

The Political Ideology of Islam, inseparable from the Religious Ideology, is an ideology of hatred and war. There are far too few truly peaceful Muslims, such as Tawfik Hamid, to make a difference. At the conference of peaceful Muslims on March 6, 2007 in St. Petersburg, Fla., there were only eight Muslims, such as Tawfik Hamid, and Islamic Apostates, such as Dr. Wafa Sultan, there. They were derided by every Muslim group in the USA, including the premier Islamofascist group supported by Saudi Money in the USA, the Council on American-Islamic Relations (CAIR). As published in the WSJ OpinionJournalOnline, an editorial by Tawfik Hamid describes how CAIR et alia treat people who validly criticize Islam as Islamophobes, racists, and bigots, which is a sure way to stifle any public, rational debate. Islam is a religion that cannot stand to have the light of day shown on its basic documents, histories, and beliefs.

CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam... Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."(3) (very similar to what Osama bin-Laden said in 2003)

"Kill the Unbelievers wherever you find them..." Sura 9.5 from the final and concluding chapter of the final and perfect revelation of God to Man, the Holy Qur'an. There are another 140 plus verses in the Holy Qur'an, all in context, almost all in the concluding chapters, which denigrate Jews, Christians, all other non-Muslims, and women. The Holy Qur'an is the equivalent of *Mein Kampf* to these IslamoNazis, teaching as much or more hatred for Jews as *Mein Kampf*, and teaching as much or more hatred for Christians as *Mein Kampf* did for untermenschen.

The Prophet Muhammad was the first Islamofascist terrorist. As "the most perfect human being that ever existed", and "the perfect person that every Muslim should try to emulate", Muhammad is a great example, since he personally cut the heads off of between six and nine-hundred Jews of one tribe in Medina because they verbally opposed him, did not want to convert to Islam, and did not want him preaching to them his warped version of Judaism and his new religion. There are many more example like the beheadings that make Muhammad a cross of the worst characteristics of Genghis Khan, Hitler, Stalin, and Tony Soprano, including the nine people he had assassinated, six for just verbally opposing him, without including his eleven wives, how horridly he taught that women were to be treated, and the pedophilia he practiced, which was OK in Arabia in the 7th century, but it is now enshrined within Islam for all time.

"I was ordered to fight all men until they say 'There is no god but Allah.'"
The Prophet Muhammad – in his farewell address in March of AD632

"We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."
Ayatollah Ruhollah Khomeini – Shia 1979

I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."
Osama bin Laden – Sunni November 2001

Given the above statements, and a study of Muhammad, the Ayatollahs of Iran, and Osama bin-laden and the radicals of today, it can be stated that the true followers of Allah per the Holy Qur'an and the Prophet Muhammad are the Ayatollahs, Osama, and the radicals. Those that obfuscate and publicly, to non-Muslims, deny the true teachings of Allah and Muhammad are the moderates that are fooling us by claiming that Islam is a Religion of Peace. However, Tawfik Hamid and the Muslims that know and admit they know the hatred and contempt that the Holy Qur'an and the holy documents teach and want to reform them are the true radicals that are trying to hi-jack Islam, and only they are the ones we should support. The "moderates" that are in denial will not step up to the plate to reform Islam or to truly stop the fount of the Islamists and terrorists – true Islam.

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20th, or any, century who wrote:

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."[(4)]

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." [(5)]

A more complete selection of John Quincy Adams' writing is included in the documentation in my documentation titled AMERABIA, both the book and CD, under Tab O.

Taqqiya is the Shia word for the mainstream Islamic practice, in both the Sunni and Shia sects, of lying to hide the true nature of Islam from non-Muslims, and lying to both protect and defend Islam from non-Muslims. Kithman is the mainstream Islamic practice of supplying disinformation to non-Muslims, of stating a mustard seed of truth, and then changing the subject and throwing out a re-herring, or false story that takes time and energy to refute, or twisting the truth and omitting so much that it is unrecognizable. CAIR and Islamic groups globally practice Taqqiya and Kithman in their press releases, web sites, and E-mails on a daily basis.

I highly recommend four books to you, starting with *America Alone – The End of the World as We Know It* by Mark Steyn. He is not the only author nor is he the first author, but he, better than anyone else, puts the demographic picture together that could, in the end, destroy America. All of Western Europe, England, Russia, Canada, and large sections of South and Central America, plus Southeast Asia, are going to be demographically initially, with added violence later, overrun by these Islamofascists.

"([President] Bush has circulated copies of Natan Sharansky's *The Case for Democracy* to his staff, and recommended Mark Steyn's *America Alone*)".[(6)]

Joe Lieberman has said that "he was reading *America Alone* by Mark Steyn, who argues that Europe is being overwhelmed culturally and demographically by Islam."

"The thing I quote most from it is the power of demographics, in Europe particularly," Lieberman said. "But the other part is a kind of confirmation of what I know and what I've read elsewhere, which is that Islamist extremism has an ideology, and it's expansionist...We Americans will have ultimate responsibility for stopping this expansionism."[(7)]

Mitt Romney, at the Lincoln Day Events in Genesee County on April 28, 2007, personally responded to me that yes, he had read Mark Steyn's book, and that he found it to be a "powerful statement of the demographic dangers and challenges ahead of us".

The second book is The *West's Last Chance*, by Tony Blankley, the Editor of the Washington Times. It covers, from the political standpoint, how dangerous these IslamoNazis are going to be to the US. Blankley calls them a threat like the Nazis, and I believe he is understating the level of the problem. Imagine fighting WW II, only Russia, Britain, and Canada are on the Nazis' side. That is what the shooting part of WW III will probably look like in the latter half of this century.

Stuck between Islamofascist Western Europe and Islamofascist Russia (Moscow is already over 25% Chechen), before 2100 Lithuania and the rest of the Baltic and Eastern European states will be crushed just like they were in 1939-40 between Nazi Germany and Stalinist Russia. We won't have to worry about the Chechen rebels getting their hands on some rogue Russian nukes and suitcase bombs and selling them to al-Qaeda, the Chechens will possess the entire Russian arsenal and delivery system in partnership with al-Qaeda.

The third book is *Infidel* by Ayaan Hirsi Ali. This is her autobiography, which covers growing up in Somalia, fleeing to asylum in Holland, becoming a member of the Dutch Parliament, and then living under protection in fear of her life after the Islamofascist that slaughtered Theo Van Gogh left a note stabbed to his chest with the knife used to butcher him that promised a similar fate to Ali, just for speaking out and making a short movie regarding the truth about the how horridly women are treated within Islam. NewsMax reported that Laura Bush has placed *Infidel* at the top of her summer reading list. It covers her life enough for us to know that none of us would ever want our daughters, granddaughters, or anyone's daughters to be treated as she was, as the daughters of the Muslims in Europe, Canada, and even in the US will be to a greater or lesser extent.

The fourth book is *In the Words of Our Enemies* by Jed Babbin. His brand new tome covers, in the words not just of Osama and Zawahiri from al-Qaeda, but what Muslims globally say. "It is impossible to make peace with the Jews", Jihad against them is our worship", "Educating children to Jihad and hatred of the Jews, the Christians, and the infidels....This is what is needed now" are just a few quotes from *In the Words of Our Enemies*. It is a chilling and accurate telling of what they say, which documents that they hate us because we are not Muslims, are not willing to become Muslims, and that we are not Dhimmi (2nd class Jews and Christians), living in willing submission to Allah and Islamic, i.e. Sharia law as the only law of the land.

I make none of the charges in here lightly, and I make none of them without full confidence in my scholarship. I am willing to discuss or debate the information I have provided to you with anyone in the entire world, howsoever you desire. I would hope that you would read the four recommended books. I can provide you with, if you so desire, the information that I have put together, two books of over 800 pages each, both hard copy and CD, and solely on CD a third book of about 500 pages, which fully support everything stated herein. I can provide much more, if you so desire. I have read over 150 additional books, as the bibliography I can provide states, including the Holy Qur'an numerous times in 7 different translation, the Hadith by Bukhari and Moslem, the Sirra, and numerous biographies of Muhammad and histories of Islam and the impact of Islam today. I estimate that I have spent over 6,000 hours studying the subject since 9/11, to the detriment of everything else I do except work.

After my presentation at Ford's annual meeting, Allen Mullaly, Ford's new President recently hired from Boeing, looked me up in the lobby and personally introduced himself and thanked my for my presentation on the subject of Islam and *AMERABIA*. Mr Wagoner was less enamoured with me, but he was still amiable, and we did shake hands at the end of the GM meeting. I do not know if Ford and GM really will take it to heart that we must stop providing the enemies of America that wish for Americas destruction, and to ultimately kill us, with the aid and comfort we are currently providing with our oil money.

With 27 years as an automotive engineer working for GM, and 7 more working for DELPHI, I know what these auto companies can do when they want to – and what they will not do when they do not want to. They could easily far surpass the new CAFE standards if they wanted to, and with a proper law and a legally level playing field with the imports and transplants, there is no reason that Michigan or the US Auto Industry would lose a single job or a single vehicle sale. The fear mongering that the UAW, GM and Ford have done regarding CAFE and its effects is disingenuous.

Various historians, such as Victor Davis Hanson, and commentators, such as David Pryce Jones, believe that we are in the equivalent of the 1930's, with appeasement and willful ignorance ruling the day. We said we would never allow such a thing to happen again. We said we would never ignore and look past such obvious signs and writings again. Yet how many both know how to read and have read the Holy Qur'an? How many have taken the pronouncements of the Islamofascists, including Grand Ayatolluh Khamenei as well as Ahmadinejad, seriously. If you were to study Hitler and you knew that perhaps everything wasn't quite perfect with him in 1937, you wouldn't read a biography of him written by a Nazi or an apologist, such as Goebbels, you would read one written by an opponent that wasn't looking through rose colored glassed with blinders on. It is the same with a biography of the Prophet Muhammad. His actions as a Prophet almost make Hitler look like a nice guy.

There is much that is wrong with the energy bill, such as no emphasis on Nuclear, too little emphasis on developing domestic supplies and shale oil. The CAFE requirements, if anything, are far too lax.

Not only do we, the USA, need to stop funding these Islamofascists, but the rest of the world needs to do so also. The only way that is going to happen is to provide the world with an economically viable alternate supply base, and then make sure that no one ever buys oil from the Middle East again. To do that is going to take a lot of development and money, but what it will really take is willpower and the vision to see that this is one of our best chances to slow the onslaught of Radical Islam that Saudi Arabia, Iran, and the rest of the Middle East are promoting and shoving down our throats with our willing submission.

We cannot afford, as a nation, to wait for "Market Forces" to erase our and the worlds need to buy oil from the Middle East (much less Russia and Venezuela). We may very well lose this war no matter what we do with the CAFE rules and our oil policy, but to give up now is totally unbecoming for any American. This country is too good to not want it to continue. It is the future I want for my grandchildren and great-grandchildren to live in and prosper in, but that future is rapidly dimming. This is neither a Republican nor a Democratic issue; it is an American issue.

Every American should know that the USA may lose this war. Every American should know that Islam is not a Religion of Peace. Every American should have enough knowledge to act in the manner that full knowledge will bring. The US can lose this war with either party in charge.

There is much more that needs to be done besides ceasing to buy oil from the Middle East. The additional recommendations are included in my documentation.

It is almost six years since 9/11, and the actions we need to take are becoming more necessary each year.

If you have any questions or concerns, please contact me at your earliest opportunity.

I am looking forward to your response.

Regards,

Fredrick P. Wilson

(1) Interview by Amy Goodman 07JUN2006 "Thomas Friedman on "Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'") http://members.aol.com/gopbias/Petropolitics.html

(2) The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi

(3) Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon

(4) The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green

& Co., 1899).

(5) "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom – 29SEP2004

(6) "the Weekly Standard", 12MAR, 2007 – "Reader of the Free World – A literary luncheon with the president" by Irwin M. Stelzer

(7) NewsMax.com, Friday, 23FEB2007 – "Lieberman Warns Democrats: I May Join GOP"

Letter to Tony Dearing, Editor of the Flint Journal.

Your editorial in Sunday's paper, "Free speech right requires responsibility, too" was an interesting mix of verifiable truths, valid beliefs, and dichotomous statements that I believe contrast with what you actually print, that prompts me to write.

As my Op-ed submission stated, I derided the Journal for printing the statement "God may be no more real than the Easter Bunny (I have never seen either)", in the editorial by Jon Gutek (p. A10, 26OCT2007) which is an obviously biased statement against Christianity. The historical connection between the Christian God and the Easter Bunny is essentially non-existent, but it does demean, denigrate, and belittle anyone's belief in the Christian God: it is very insulting. Would the Journal have printed Gutek's editorial if he said that Temples and Mosques should also be taxed as secular hangouts, for there are many social events at our local houses of worship for all religions and beliefs? As the Jewish God is the same God as the Christian God, even though the Easter Bunny is not associated with Judaism, I don't know of a derisive comment he could have made regarding Judaism, but Allah could also have been derided. Fortunately, Christians have a good sense of proportions, even a good sense of humor, and the only repercussions will be letters to the editor.

If I was to write something that stated that Allah may be no more real than the Moon God of War (I have never seen either), what would you say about that? There is a valid historical connection between the Moon God of War and Allah, and yes, it does demean, denigrate, and belittle anyone's belief in the Muslim Allah: it is very insulting. As the Danish cartoons regarding picture portrayals of Muhammad showed us all, Muslims have no sense of humor, and the repercussions, as people were killed globally, was more than just writing scathing letters to the editor. Yet, in the basic teachings of Islam, there is no formal prohibition against the portrayal of the image of the Prophet. It can, however, be backed into by some circumlocutious reasoning.

Should we not all stand tall and apply editorial policies evenly? Why is Christian bashing OK, but only Christian bashing? I presume you do not call Christian Bashing, racism.

You stated that you do not print letters that "include derogatory racial references". Accolades.

Do you believe that Islam is a race? Arabs are a race. Not all Arabs are Muslims, although most are. There are wonderful, peaceful Christians, Jewish, and numerous other minority belief Arabs that share none of Islam's beliefs. Most Muslims are not Arabs. I believe the percentage of Muslims that are Arabs is around 17%. The percentage of Arabs that are Muslims is around 90%.

Islam is a religion, but as part and parcel of that religion, which may not be separable from it, it is also a political ideology and a way of life. If Islam was just a religion whose worshippers bowed down five times a day, did good deeds by everyone's definition, and then went to Heaven or Hell, however they were defined, I don't believe anyone would have any problem with it other than on a theocratic level.

I criticize Islam as a political Ideology. I criticize Muslims as followers of that political ideology. There is nothing racist about it. CAIR, the Council on American-Islamic Relations, is very careful to differentiate its denigrators. Those that oppose Islam, it calls Islamophobes, which is specifically attacking folks for their attacks on Islam, the religion and ideology. If anyone transgresses and errs and attacks Muslims as Arabs, as many people seem to use the terms interchangeably, then CAIR will charge people, perhaps validly so, perhaps not, also with being racist. Even CAIR, however, will slip from time to time and refer to Arabs interchangeably with Muslims.

There are outwardly peaceful Nazis in Toledo and Chicago. But we denigrate the ideology that they profess, peacefully or otherwise. Nazism was, and is, a racist ideology, but it had a political component also, for why else would Hitler, Eichmann, Himmler, etc. embrace Haj Amin al-Husseini, the Grand Mufti of Jerusalem, and the Muslims of the Middle East and Europe, and vice-versa? There were Nazis from all countries and backgrounds, and the Nazis of Germany embraced them all, ideologically.

So are we at war with all Muslims? Obviously not. But, we should be at war with the political ideology of Islam, any application of it, and the adherents of it.

Two book recommendations. The first is *Infidel* by Ayaan Hirsi Ali. This is, essentially, her autobiography. My very liberal wife found it to be a page-turner: she finished it in three days. Ali was born in Somalia, grew up there as a Muslim, acquired asylum in the Netherlands as a young adult, gave Theo Van Gogh the idea for and worked with him on the short film, "Submission", and was specifically named as the next target by Theo's assassins. She now resides in the USA. Laura Bush had this book at the top of her short list to read last summer. Ayaan Hirsi Ali is now an apostate from Islam, and she has stated that Muslims believe that we are all Infidels. If she spoke in Flint, would you cover that and quote her? Would you review her book? Tom Friedman, in an editorial printed by the Journal, has stated that Muslims believe they are religion 3.0, Christianity is version 2.0, and Judaism is 1.0, with everyone else being version 0.0. That is a very circumspect way to say that they believe we are all infidels.

The second book is one I acquired last summer, had Pete Hoekstra (Congressman, Holland MI) subsequently recommend it (he had started it) in an answer to an open forum question I asked him at the Republican Leadership meeting at Mackinaw last September, and I am half way through now. It is *Troublesome Young Men* by Lynne Olson. It covers the history of the young Tory rebels who brought Churchill to power against all odds, and helped save England. A large part of the story is that it was no sure thing that Churchill would replace Neville "Peace in our Times" Chamberlain. Without their efforts, castigated, derided, ostracized as they were, even by the mainstream liberal appeasement press in England throughout the late 30's and early 40's, Churchill would most likely never have become Prime Minister, or not until much later.

I would hope that you would apply your editorial policies fairly, that you would allow non-libelous, non-racist, non-threatening, non-violent or violence advocating, editorials to be printed, time and space permitting. You have permitted valid, accurate, verifiable quotation from the Bible previously: I would hope you would allow valid, accurate, verifiable quotations from the Holy Qur'an, as well as such quotations made by the Prophet Muhammad from the Hadith and the Sirra.

Regards,

Rick Wilson

Fredrick P. "Rick" Wilson
1305 Rollins Street,
Grand Blanc, MI 48439
PH: (810) 694-6628
E-mail: Shinano01@aol.com
October 28, 2007

ATT. R

Merry Christmas, Infidel

by Robert Spencer
Posted 12/26/2007 ET

Last Friday Belgian police arrested fourteen Islamic jihadists, and the U.S. Embassy warned of "a heightened risk of terrorist attack in Brussels," while the Belgian Interior Ministry, according to Associated Press, "called on citizens to be vigilant through Christmas."

Also last week, police in the Philippines arrested an Egyptian Muslim, Mohamad Sayed, who was allegedly planning to explode a bomb in a southern Philippine city on Christmas Day.

And Abu Dujana, who identifies himself as the "military commander" of the jihadist group responsible for the 2002 bombings in Bali, warned last week that "there are other cadres out there" and that "it is their obligation" to attack non-Muslims.

Infidels the world over would do well to be especially vigilant this week -- although there is no necessary or direct correlation between jihad terror attacks and certain dates. Jihadists have an eye for the grand symbol, and this could conceivably take the form of a strike on a notable date such as Christmas. The arrests in Belgium and the Philippines indicate that jihadists could wish to mount a Christmas Day attack as they have previously frame attacks against a military landmark (the Pentagon) and an economic one (the World Trade Center). There are precedents: in 2000, 49 bombs were planted outside Indonesian churches just before Christmas – 18 exploded, killing 15 people and wounding almost 100 others. And on Christmas 2002, attackers threw hand-grenades into a Pakistani church, killing three and wounding 14. Also, in previous years, jihadists have chosen the Christmas season to ratchet up their threats.

Jihadists might desire to sow this terror during one of the holiest seasons of the Christian year to emphasize that their conflict with the non-Muslim West is, as they see it, a holy struggle. Also notable in this connection may be the warnings we see from Islamic clerics every year: do not participate in the infidels' festivities, do not wish them holiday greetings, do not endorse in any way what Muslim hardliners see as celebrations of infidelity and the rejection of God. An article posted recently on the website of the Khalid

Bin Al-Walid Mosque in Toronto asks pointedly: "How can we bring ourselves to congratulate or wish people well for their disobedience to Allah? Thus expressions such as: Happy Thanksgiving, Happy Birthday, Happy New Year, etc, are completely out."

Not unimportant in Christmas threats also is the fact that Osama bin Laden and other jihad terrorists not only see the War On Terror as a war against Islam; they also see it as a war being waged on behalf of Christianity. Jihadists routinely refer to the American armies in Iraq and Afghanistan as "Crusaders." Al-Qaeda second-in-command Ayman Al-Zawahiri, who most frequently issues the organization's communiqués, uses this term frequently; in an October 2006 message he issued a rather typical exhortation: "I urge you, in [the name of] the duty of jihad, which is incumbent upon every Muslim, to hurry and pursue martyrdom in order to kill the Crusaders and the Zionists." Adam Gadahn, aka "Azzam the American," the first American indicted for treason since World War II and a prominent Al-Qaeda operative, in a September 2006 videotape introduced by Al-Zawahiri himself, spent a considerable amount of time criticizing Christian theology.

All this puts the heirs of Judeo-Christian civilization in a peculiar position. Western leaders have been anxious to avoid the appearance that this is a religious conflict, while the other side seems avid above all to portray it as such. Westerners have been in the process of discarding Christianity, only to find it identified by Islamic jihadists as the most objectionable aspect of their way of life. For non-Christians as well as Christians in the West, this highlights the fact that the war on terror is a struggle over values -- and it is Judeo-Christian values such as the freedom of conscience and the equality of dignity of all people that are most objectionable to the jihadists.

In order to win, we cannot simply fight against the jihadists. We must be contending for something, and in the Judeo-Christian tradition there is a great deal to be proud of and defend. This Christmas, as the threats continue, that's something to ponder.

http://www.humanevents.com/article.php?id=24122
Accessed 17Jan2008

Islam vs. Free Speech

by Jed Babbin
Posted 12/28/2007 ET

Under assault by Muslims and multiculturalists, free speech and freedom of the press are dead in Britain. The same sorts of people who killed them in Britain are killing them in Canada. They and their allies are using the British and Canadian courts and tribunals to bury our First Amendment rights in America.

Muslims -- individually and in pressure groups -- are using British libel laws and Canadian "human rights" laws to limit what is said about Islam, terrorists and the people in Saudi Arabia and elsewhere who are funding groups such as al-Queda. The cases of Rachel Ehrenfeld and Mark Steyn prove the point.

Dr. Ehrenfeld is a scholar and author of the book, "Funding Evil: How Terrorism is Financed, and How to Stop it." In that book, Khalid Salim bin Mahfouz -- a Saudi who is former head of the Saudi National Commercial Bank -- and some of his family are described as having funded terrorism directly and indirectly.

Ehrenfeld is American, her book was written and published in America and she has no business or other ties to Britain. Under American law, the Brit courts would have no jurisdiction over her. But about two-dozen copies of her book were sold there through the internet. Bin Mahfouz sued her for libel in the Brit courts where the burden of proof is the opposite of what it is in US courts: the author has to prove that what is written is true, rather than the supposedly defamed person proving it is false.

Think about that for a moment. Under the US Constitution political writing -- free speech -- is almost unlimited. To gain a libel judgment a politician -- or someone suspected of terrorist ties -- would have to prove that the story or book was false. If that person were a public figure such as Mahfouz, in order to get a libel judgment he'd not only have to prove that what was written was false, he'd also have to prove it was published maliciously.

Those American laws and standards of proof protect political speech. The First Amendment is intended to protect political speech that people find objectionable. In the landmark 1969 case of *Brandenburg* v. *Ohio*, the Supreme Court overturned an Ohio statute which would have outlawed hate speech by the Ku Klux Klan. That's why Mahfouz sued in Britain, not here.

Ehrenfeld refused to fight the case, saying the Brit courts have no jurisdiction over her. Mahfouz got a default judgment against her for £10,000 (for himself, and in equal amounts for his sons). The judgment also requires that there be no further "defamatory" statements published in England and Wales.

In a letter published in the *Spectator* on November 21, bin Mahfouz's lawyers gloated over their victory against Ehrenfeld: "Rather than check her facts, defend her statements in open court, or acknowledge her mistakes, Ehrenfeld hides behind a claim to free speech. Thank goodness, the legal lights remain on in Britain to expose such harmful journalism."

"Harmful journalism" is what tyrants and despots call free speech, especially political speech that condemns their affronts to freedom. The "legal lights" Mahfouz's lawyers see is the bonfire they made of the Magna Carta. Thanks to Mahfouz and his ilk, the light of free speech is extinguished in Britain. Consider the fate of the book, "Alms for Jihad."

In 2006 Cambridge University press published "Alms for Jihad." It's a highly detailed and apparently well-researched book that documents Saudi funding of terrorist groups (as well as other funding and the network of Islamic "charities" that contribute to terrorism). "Alms for Jihad" -- like Ehrenfeld's book -- documents bin Mahfouz's funding ties to terrorism, including to Usama bin Laden. But "Alms"-- in settlement of a libel suit by bin Mahfouz in the Brit courts -- was withdrawn from stores and libraries and unsold copies destroyed. The Saudi book burners won.

Mahfouz's case against Ehrenfeld has already done enormous harm in the US. Ehrenfeld told me she's unable to get book publishers to contract for another book. She said all of the major US publishing houses have turned down a book on the Muslim Brotherhood -- thought to have substantial terrorist ties -- and the Saudis' involvement in funding it.

If what Ehrenfeld writes about the Brotherhood offends Mahfouz or someone else whose ties to terrorism ought to be exposed, sales could be banned not only in Britain but in the entire European Union and the publisher -- and the author -- made liable for damages. Mahfouz -- using British courts that have no jurisdiction over American authors -- has apparently precluded Ehrenfeld from writing another book. Steyn's case is another instance of Muslims trying to silence "harmful journalism."

Mark Steyn's superb book, "America Alone", makes two important points: first, that the Muslim baby boom around the world will likely result in Christian nations becoming Muslim by weight of demographics; and second that Islam is a political system, not just a religion:

So it's not merely that there's a global jihad lurking within this religion, but that the religion itself is a political project and, in fact, an imperial project in a way that modern Christianity, Judaism, Hinduism and Buddhism are not. Furthermore, this particular religion is historically a somewhat bloodthirsty faith in which whatever's your bag violence-wise can almost certainly be justified.

Steyn's stance -- written by him and paralleled by other writers in the Canadian magazine, "Macleans" -- is the subject of a complaint to the Canadian Human Rights Commission brought by three Muslim law students in Canada, with the apparent support of the Canadian Islamic Conference. That group is similar to the CAIR, the Council on American Islamic Relations.

The Canadian Human Rights Commission is a multiculti kangaroo court. The complaint against Macleans will be adjudicated next year, and findings entered against the magazine. (Steyn told me that the CHRC has granted 100% of the petitions brought to it so far.) What then?

Fines and other sanctions will be entered against Macleans along with probable injunctions against further "harmful journalism" that offends Muslims. A case may be brought against Steyn himself later. Which means that he could be subjected to fines or other penalties in Canada for exercising his First Amendment rights in the US. And -- because American publishers look to Canada for about 10% of their sales -- Steyn may, like Ehrenfeld, find publishers unwilling to publish his work.

What has happened to Ehrenfeld and may happen to Steyn is in contravention of their First Amendment rights. No American court would or could do that. No foreign court or commission should be able to. US courts, and each of us who believes in free speech, must stand with both authors. US courts should make it clear that foreign libel judgments or "human rights" decisions that conflict with our First Amendment cannot be enforced.

Each and every presidential candidate should speak -- loudly and clearly -- against this encroachment of foreign law on the First Amendment. Anyone who doesn't stand forthrightly against these foreign infringements on Americans' Constitutional rights should receive neither our confidence nor our votes.

What Muslims such as Mahfouz and those complaining against Steyn are doing to destroy free speech overseas has been commenced here by groups such as CAIR. A few weeks ago, CAIR announced its media guide, which is purportedly corrects "misperceptions" about Islam and "...educate(s) the media and disabuse(s) journalists of misinformation." But the other aspect -- which I and others suspect -- is that it's not so much a guide as a set of rules against "harmful journalism." And those who write about terrorism, Saudi Arabia and Islam will be accused of intolerance and racism should they violate them.

We don't yet know what the CAIR guide says. I requested a copy of it from CAIR by e-mail, as they specified. I have neither received a copy nor received any response. I suspect CAIR wants to hide it from people who would scrutinize it. Having to operate under our Constitution, they will take a more indirect path than Mahfouz and the Canadian law students to preclude what they believe is "harmful journalism."

http://www.humanevents.com/article.php?id=24176
Accessed 16Jan2008

ATT. T

IRAN'S FANATICAL AYATOLLAHS WILL USE NUKES

Iran's President is the puppet of the Ayatollahs. No one is even allowed to run for the office unless they have their approval. In 1997 only 4 out of 238 candidates were even approved to run. None of the Presidents can do or say anything unless the Ayatollahs approve of it.

Iran's Nuclear program was started in 1983 by the Ayatollah (Israel is the Little Satan: the US is the Great Satan) Khomeini with President Ayatollah Khamenei, who served until Khomeini died in 1989, then Khamenei became the Supreme Leader. Through Presidents Rafsanjani and Khatami the program continued to progress, and, while the Council of Ayatollahs felt weak, they shoveled the "moderate" presidents onto the West. Now, with Ahmadinejad, they no longer feel they have to hide very much from the west, and can speak openly.

Even with Iran's newfound "honesty", it is vital to remember that Taqqiya is the Shia word for the mainstream Islamic, both Shia and Sunni, practice to lie to hide the truth about Islam from non-Muslims, and to lie to protect and defend Islam from non-Muslims. The Iranian leaders also practice Kithman, or the Islamic practice of omitting information, of using misleading information to misdirect everyone, and of throwing out red-herrings so that everyone forgets about the item being questioned, and chases down the "red herring" (false, misleading, mostly irrelevant information).

I have had both Taqqiya and Kithman practiced upon me and many others for over 2 hours at the Islamic Center in Swartz Creek during the "Who is Muhammad?" program in February 2006. George Jaksa had Taqqiya practised on him that week by CAIR and Imam Adbul Malik of Islam House at 804 King St. If our own Sunni American Muslims will lie and dissemble about vital, factual information regarding Islam to American non-Muslims (100+ people), then certainly the Iranians have no compunctions against lying and misleading Americans.

Ahmadinejad's spiritual advisor is the influential Council member, Ayatollah Yazdi, known as the crocodile for his appearance and ultra hard-line orthodox Shia religious views as head of the fanatical Mahdi sect called the Hojatieh. The Return of the 12th Imam is more real to them than the resurrection of Jesus is to devout Christians. The Council of Ayatollahs' support Ahmadinejad and Yazdi. The 12th Imam cannot return until Jerusalem is ruled by Muslims and Israel no longer exists.

The Ayatollahs have stated that they might lose half of their population, but it would be worth it to land one bomb to destroy Israel. If they succeed they will be the greatest heroes of the Islamic world since the Prophet Muhammad and his cousin Ali.

The Ayatollahs have applauded that the Jews are all in one place so they can be eradicated more easily. Even Israel's 1200 fission and fusion bombs in a MAD scenario will not deter them. The Ayatollahs believe that if one Radical Muslim is left standing after we are all gone, they win. There are 1.4 billion Muslims today, and there will be 2.8

billion Muslims by 2025. After Iran destroys Israel, they will use their nukes to threaten, intimidate, and possibly destroy everyone else, including the USA.

"...Muhammad ElBaradei (International Atomic Energy Agency [IAEA] chief) stunned fellow UN inspectors in the spring of 1991, just after Saddam's defeat in the Gulf War, by telling them he was sure that Iraq had no clandestine nuclear weapons program and was hiding nothing from them.

"I know this for a fact, he said, after his inspection team had emerged from a frustrating encounter with the Iraquis. They have sworn this to me as brother Arabs. They would not lie to me! He insisted." [(1)] Taqqiya, anyone?

"Brother Arabs" indeed! Did he mean Brother Muslims? When Saddam's two sons-in-law and their families defected to Jordan in 1995, they spilled the beans about Saddam's nuclear program, which the inspectors had not been able to find in over 3 years of searching. What they found under the sons-in-laws directions astounded them. Saddam had a massive, vibrant, robust program that was a year or so away from a bomb once he had acquired the fissile material (think yellow cake from Niger). The two sons-in-law were publicly forgiven by Saddam, they and their families returned to Baghdad to his welcoming arms, and Saddam then had them both killed. I don't know what Saddam did to his daughters and grand-children, but I bet it wasn't nice.

ElBaradei now agrees with the new NIE, which is an assurance that it is fatally flawed and grossly understates the threat.

The NIE released today says Iran is still enriching nuclear material for a bomb (enriching it far beyond anything needed for a peaceful reactor/power program), and is still developing missiles to deliver them with. The only thing the Iranians stopped developing, according to our "no agents in Iran" intelligence agencies, is the mating of warheads to missiles. Given the opinions with no agents information or verifiable hard intelligence to analyze, this NIE supports the need to continue to confront Iran even more than the Bush Administration is currently been doing. Israel's intelligence agency, which does have agents inside of Iran, disagrees with the NIE. Their lives depend on the accuracy of this intelligence today: our lives won't until after Israel is gone, when it will be too late.

Nothing short of regime change will stop the Iranian nuclear bomb program, and regime change cannot occur without outside intervention. The Ayatollahs will not fold like the Shah; they will remain in charge until the last Revolutionary Guard muhajideen is no longer standing. The Ayatollahs will need to be imprisoned (outside of Iran, preferably) or eradicated and the Revolutionary Guard will need to be defeated in the same manner that the SS and Hitler Youth in Nazi Germany were defeated before Iran will give up its nuclear bomb program.

F. P. Wilson 04Dec2006

(1) Shadow Warriors by Kenneth Timmerman, p. 53

ATT. U

U.S. Intel Possibly Duped by Iran

By: Kenneth R. Timmerman - Tuesday, December 4, 2007 9:38 AM

A highly controversial, 150 page National Intelligence Estimate (NIE) on Iran's nuclear programs was coordinated and written by former State Department political and intelligence analysts — not by more seasoned members of the U.S. intelligence community, Newsmax has learned.

Its most dramatic conclusion — that Iran shut down its nuclear weapons program in 2003 in response to international pressure — is based on a single, unvetted source who provided information to a foreign intelligence service and has not been interviewed directly by the United States.

Newsmax sources in Tehran believe that Washington has fallen for "a deliberate disinformation campaign" cooked up by the Revolutionary Guards, who laundered fake information and fed it to the United States through Revolutionary Guards intelligence officers posing as senior diplomats in Europe.

Dangerous Game

The National Intelligence Council, which produced the NIE, is chaired by Thomas Fingar, "a State Department intelligence analyst with no known overseas experience who briefly headed the State Department's Bureau of Intelligence and Research," I wrote in my book "Shadow Warriors: The Untold Story of Traitors, Saboteurs, and the Party of Surrender."

Fingar was a key partner of Senate Democrats in their successful effort to derail the confirmation of John Bolton in the spring of 2005 to become the U.S. permanent representative to the United Nations.

As the head of the NIC, Fingar has gone out of his way to fire analysts "who asked the wrong questions," and who challenged the politically-correct views held by Fingar and his former State Department colleagues, as revealed in "Shadow Warriors."

In March 2007, Fingar fired his top Cuba and Venezuela analyst, Norman Bailey, after he warned of the growing alliance between Castro and Chavez.

Bailey's departure from the Office of the Director of National Intelligence (ODNI) was applauded by the Cuban government news service Granma, who called Bailey "a patent relic of the Reagan regime." And Fingar was just one of a coterie of State Department officials brought over to ODNI by the first director, career State Department official John Negroponte.

Collaborating with Fingar on the Iran estimate, released on Monday, were Kenneth Brill, the director of the National Counterproliferation Center, and Vann H. Van Diepen, the National Intelligence officer for Weapons of Mass Destruction and Proliferation.

"Van Diepen was an enormous problem," a former colleague of his from the State Department told me when I was fact gathering for "Shadow Warriors."

"He was insubordinate, hated WMD sanctions, and strived not to implement them," even though it was his specific responsibility at State to do so, the former colleague told me.

Kenneth Brill, also a career foreign service officer, had been the U.S. representative to the International Atomic Energy Agency in Vienna in 2003-2004 before he was forced into retirement.

"Shadow Warrior" reports, "While in Vienna, Brill consistently failed to confront Iran once its clandestine nuclear weapons program was exposed in February 2003, and had to be woken up with the bureaucratic equivalent of a cattle prod to deliver a single speech condemning Iran's eighteen year history of nuclear cheating."

Negroponte rehabilitated Brill and brought the man who single-handedly failed to object to Iran's nuclear weapons program and put him in charge of counter-proliferation efforts for the entire intelligence community.

Christian Westermann, another favorite of Senate Democrats in the Bolton confirmation hearings, was among the career State Department analysts tapped by Fingar and Brill.

As a State Department intelligence analyst, Westermann had missed the signs of biological weapons development in Cuba, and played into the hands of Castro apologist Sen. Christopher Dodd, D, Conn., by continuing to use impeached intelligence reports on Cuba that had been written by self-avowed Cuban spy, Ana Belen Montes.

"After failing to recognize the signs of biological weapons development in Cuba and Cuba's cooperation with Iran, Westermann was promoted to become national intelligence officer for biological weapons," I wrote.

"Let's hope a walk-in defector from Iranian intelligence doesn't tell us that Iran has given biological weapons to terrorists to attack new York or Chicago," I added, "because Westermann will certainly object that the source of that information was not reliable — at least, until Americans start dying."

It now appears that this is very similar to what happened while the intelligence community was preparing the Iran NIE.

The Defector

My former colleague from the Washington Times, Bill Gertz, suggests in today's print edition of the paper that Revolutionary Guards Gen. Alireza Asgari, who defected while in Turkey in February, was the human source whose information led to the NIE"s conclusion that Iran had stopped its nuclear weapons program in 2003.

But intelligence sources in Europe told Newsmax in late September that Asgari's debriefings on Iran's nuclear weapons programs were "so dramatic" that they caused French President Nicolas Sarkozy and his foreign minister to speak out publicly about the threat of a nuclear-armed Iran.

Sarkozy stunned his countrymen when he told an annual conference of French ambassadors on Aug. 27, 2007, that Iran faced a stark choice between shutting down its nuclear program, or tougher international sanctions and ultimately, war.

"This approach is the only one that allows us to escape from a catastrophic alternative: an Iranian bomb, or the bombing of Iran," Sarkozy said.

Three weeks later, Foreign Minister Bernard Koucher warned in a televised interview that the world's major powers needed to toughen sanctions on Iran to prevent Tehran from getting the bomb and to prevent war. "We must prepare for the worst," Kouchner said. "The worst, sir, is war."

Those comments were prompted by reports that were given to the French president about Iran's nuclear weapons program derived from debriefings of the defector, Gen. Ashgari, a Newsmax intelligence source in Europe said.

Ashgari is the highest-level Iranian official to have defected to the West since the Islamic revolution of 1979. His defection set off a panic in Tehran.

As a senior member of the general staff of the Revolutionary Guards Corps, Asgari had access to highly-classified intelligence information, as well as strategic planning documents, as I reported at the time.

A damage assessment then underway in Tehran was expected to "take months" to complete, so extensive was Asgari's access to Iran's nuclear and intelligence secrets.

Asgari had detailed knowledge of Iranian Revolutionary Guards units operating in Iraq and Lebanon because he had trained some of them. He also knew some of the secrets of Iran's nuclear weapons program, because he had been a top procurement officer and a deputy minister of defense in charge of logistics. But Asgari never had responsibility for nuclear weapons development, and probably did not have access to information about the status of the secret programs being run by the Revolutionary Guards, Iranian sources tell Newsmax.

In an effort to cover up the failure of Iranian counter-intelligence to prevent Asgari's defection, a Persian language Web site run by the former Revolutioanry Guards Comdr. Gen. Mohsen Rezaí claimed in March that Asgari was on a CIA "hit list" of 20 former Revolutionary Guards officers and had been assassinated.

The Senate intelligence committee will be briefed today on the NIE, and the House committee on Wednesday.

But already, the declassified summary has Republicans grumbling on Capitol Hill.

"We want to know why we should believe this," one congressional Republican told Newsmax. "This is such a departure from the past and there are so many unanswered questions."

While the intelligence community is supposed to report just the facts and its assessment of those facts and their reliability to policy-makers, this NIE clear advocates policy positions.

"Our assessment that the program probably was halted primarily in response to international pressure suggests Iran may be more vulnerable to influence on the issue that we judged previously," the NIC wrote in the declassified "Key Judgments" of the NIE.

The NIE opined that the new assessment leads to the policy conclusion that the United States should offer "some combination of threats of intensified international scrutiny and pressures, along with opportunites," in order to lock in Iranian good behavior.

This carrot and stick approach has been the State Department's preferred policy for the past 27 years, and has only strengthened the resolve of Iran's leaders to continue defying the United States. "Those [countries that] assume that decaying methods such as psychological war, political propaganda and the so-called economic sanctions would work and prevent Iran's fast drive toward progress are mistaken," Ahmadinejad said in Tehran in September at a military parade.

By "progress" Ahmadinejad was referring to Iran's recently-declared success at enriching uranium.

Democrats on the House and Senate intelligence committees "have been running around with big smiles on their faces," a Republican source tells Newsmax.

Republicans on the committees intend to ask for more information on the sourcing of this latest NIE during closed door briefings today and tomorrow.

http://www.newsmax.com/timmerman/iran_nukes/2007/12/04/54359.html
Accessed 04Dec2007

ATT. V

Hezbollah's Billion Petrodollars

by Walid Phares
Posted 01/11/2008 ET – Human Events

A few weeks ago, articles published around the world reported that Hezbollah is undergoing two major changes. Both portend greater violence from the Iranian-sponsored global terrorist network.

The first change is a shift in leadership responsibilities. A report published initially in the Saudi owned Sharq al Awsat said the office of Ayatollah Khomenei appointed deputy secretary general Sheikh Naim Qassim as the new supreme commander of Hezbollah forces and the personal representative of the Ayatollah in Lebanon. Sheikh Hassan Nasrallah, according to this report remains as secretary general of the organization. Sources said this change in control and command is because of "differences in opinions" between Narsrallah and Qassim.

The Hezbollah media arm rushed to deny the veracity of this shift. But observers with direct knowledge of the organization's inside structure said Khamenei indeed ordered changes in Hezbollah's structures, but not because of differences between its leaders. They said it was in preparation for a potential massive move by Hezbollah to seize more power in Lebanon and before a possible clash with the Lebanese Government and the United Nations over the disarmament process.

Sources believe the assassination of Brigadier General Francois Hajj, director of operations in the Lebanese Army was another preemptive measure ordered by the Pasdaran command in Lebanon. Hajj was slated to become the next commander of the Lebanese Army. The latter was to deploy across Lebanon and eventually begin the collection of weapons. Hence, believe the observers, a Syro-Iranian order was issued to preempt and eliminate a man who could have become the military commander to force Hezbollah to disarm. This would have been compared to the al Qaeda elimination of Masoud Shah in September 2001 just before the 9/11 strikes. Hence, the concerns that the assassination and the reshuffling within the organization may be a prelude to dramatic move by the Iranian funded Terror group. Which lead to the other important information revealed by al Shaq al Awsat and published in the leading Lebanese Newspaper al Nahar. The second major change according to these reports Hezbollah is a huge increase in annual budget funded by Tehran. Hezbollah's funding was elevated from $400 million

US to $1 billion. This ballistic leap would enable the organization to crush any opponent inside Lebanon and engage in worldwide operations against Western Democracies and Arab moderates. According to experts in Lebanon, the $400 millions figure was enough to pay for hundreds of social centers and thousands of salaries enough to insure a full control over the Shia community, its representatives in Parliament and buy significant influence inside the Sunni, Druze and particularly Christian community. One hundred million dollars alone, could pay for the activities of movements opposed to the Cedars Revolution and the democratically elected Government of Seniora.

Hezbollah obtained support in the Christian districts and launched media outlets across the country. Another thirty millions can put enormous pressures on soldiers and officers of the various sectors of defense and security. In return the Government branches and the military have been deprived from solid financial support coming from outside the country. Those who rose against the Syrian occupation were mostly from the deprived and oppressed segments of civil society. And those who dared opposing Hezbollah's domination of the country lacked the basic means of NGOs. The confrontation was totally unbalanced. Iran was pouring 400 millions of Petrodollars to roll back the Cedars Revolution while the latter was highly praised overseas but wasn't a recipient of freedom funds.

But if $400 million can buy Hezbollah a magic place under Lebanon's sun, what would a $1 billion do? Observers in Lebanon say: "anything anywhere." Indeed the Moguls of the so-called "resistance" have been able to create alternative TV and radio stations, launch multiple dailies, pay for a nonstop sit-in across Downtown Beirut, and more importantly leap to hyper international power. Over the past year the Iranian-funded hydra is said to have hired PR companies from Beirut to major capitals to wage the mother of all wars of ideas not just against the vulnerable Cedars Revolution in Lebanon but also in defense of Ahmedinijad's nuclear strategy. Indeed, stories filed out of Tehran can't be credible. But reports and analysis sprayed from dozens of apparently neutral web sites or forwarded from credible journalistic sources can do devastation in the West. And what better launching pad than Beirut, cultural capital of the Arab world, to use? All what the Iranian funded organization has to do is to "double" if not "triple" the income of any person of interest in any sector of choice: media, academia, military, consulting, intelligence, etc. both in Lebanon but also around the world, including if needed in the United States.

One Billion dollars spent on Hezbollah in Lebanon can have ripple effects as far as

Detroit and Argentina. There is no native force in Lebanon that can match this tidal wave nor even one tenth of it. This is Iran's Petro power deployed on the Eastern Mediterranean not a local social movement building orphanages. A month ago as I was participating in a cross fire program on al Jazeera facing off with a coordinator of Iranian propaganda in the Arab world, I was asked why the US maintains a Navy in the Middle East. "Where are Iran's fleets," he asked. I replied that the Iranian regime maintains land fleets. "Hezbollah's 30,000 rockets and its millions of dollars is an Iranian fleet" I answered.

http://www.humanevents.com/article.php?print=yes&id=24372
Accessed 12Jan2008

ATT. W

A Congressman for Jihad

By Robert Spencer
FrontPageMagazine.com | 1/17/2008

Former U.S. Congressman Mark Deli Siljander (R-MI) was indicted Wednesday for money laundering, conspiracy and obstruction of justice, in connection with charges that a Muslim charity, the Islamic American Relief Agency (IARA), was involved in efforts to finance the Afghan jihad terrorist Gulbuddin Hekmatyar. The IARA was named a specially designated global terrorist organization by the U.S. Treasury Department in 2004.

John F. Wood, U.S. Attorney for the Western District of Missouri, declared: "An organization right here in the American heartland allegedly sent funds to Pakistan for the benefit of a specially designated global terrorist with ties to al-Qaeda and the Taliban…. The indictment also alleges that a former congressman engaged in money laundering and obstruction of a federal investigation in an effort to disguise IARA's misuse of taxpayer money that the government had provided for humanitarian purposes."

According to the indictment, the IARA sent around $130,000 to bank accounts controlled by its parent organization, the Islamic Relief Agency (ISRA), in Peshawar, Pakistan, where the money went to Hekmatyar's activities. The ISRA's headquarters are in Khartoum, Sudan, with the Columbia, Missouri-based IARA as its American office until it was shut down. According to the Treasury Department, "IARA is formerly affiliated with Maktab Al-Khidamat (MK), which was co-founded and financed by UBL [Osama bin Laden] and is the precursor organization of al Qaida." The IARA has also funneled money to Hamas.

How did an American congressman get mixed up with a group co-founded and financed by Osama bin Laden? The indictment charges that the IARA hired Siljander in 2004 to lobby for its removal from a Senate Finance Committee list of organizations suspected of supporting terrorism, and reinstatement as an "approved government contractor." The IARA, according to the indictment, paid in $50,000 that had been stolen from the U.S. Agency for International Development (USAID) – and Siljander is also charged with helping to launder other money stolen from USAID. The IARA, then known as the Islamic African Relief Agency, had received the funds for relief work in Mali. Questioned by the FBI in December 2005 and April 2007, Siljander lied, says the indictment, about his connections with the IARA – he told agents that he had not been hired by IARA and had simply received "donations" from them to help him write a book about Islam and Christianity.

And that may provide a clue as to what may have led Siljander down this path, or how he justified it to himself. In a revealing November 2007 address, Siljander described how his thought evolved, and spoke of his forthcoming book, *A Deadly Misunderstanding: A Congressman's Quest to Bridge the Muslim-Christian Divide*, which was set to be published this summer. Siljander said that during his tenure in Congress (1981-1987), he was angry when the Qur'an was read during the National Prayer Breakfast. He wrote to the Breakfast's emcee: "How can you read the book of the devil at a prayer breakfast?"

Afterward, however, he began to read the Qur'an himself, and was impressed: "I found out that Jesus was mentioned in the Quran 110 times, either directly or indirectly, and there was not a single word about Jesus that was horrible, disgraceful or, in my opinion, inconsistent with what the Bible says about him." He explained that he had discovered "paradigm crashing" ways to harmonize Christian and Islamic beliefs on issues on which the two religions disagree, and hoped they would "create a movement, a dynamic" to bring Christians and Muslims together.

Siljander also spoke about his meeting with Sudan's Omar al-Bashir, one of the architects of the Darfur tragedy, when he went to Sudan for the UN in 2006 to mediate the Darfur conflict. Al-Bashir was so impressed with his "paradigm crashing" views of Islam and Christianity, said Siljander, that he had him address the Khartoum Sharia Law School. "We were the first white American Christians to speak on a Friday afternoon at the Khartoum mosque," Siljander noted. "That happened, not because we're so good looking, but because we built bridges of respect."

Siljander's lying to FBI agents about the nature of his relationship with the IARA suggests that he had no illusions about what he had gotten into. Still, it may be that his indictment today is the bitter fruit of his naivete. Siljander would not be the first naïve Westerner to establish, out of zeal to build bridges of respect between Muslims and Christians, ties with Muslims who had a far deeper connection to the global jihad than he would ever have imagined. Siljander's experience should also serve as a cautionary tale for all who pursue "bridge-building" and "dialogue": while these may be laudable, they are beset with pitfalls, and the universal purveying of the politically correct fiction that Islam is a religion of peace that has been hijacked by a tiny minority of extremists has only had the effect of leading many to grow complacent about many areas in which jihadists are actively operating – notably, Islamic charities. Were there a more forthright and honest public discussion of the elements of Islam that jihadists use among peaceful Muslims to recruit and motivate terrorists, Siljander may never have succumbed to the naïvete that he manifested in his November 2007 address.

If he was really naïve at all. Columnist Debbie Schlussel opines that Siljander is less naïve than greedy. Having worked with him in his Congressional office in the 1980s, she remembers him before his change of heart, and recalls that he was a "Born-Again Evangelical Christian. We had fast days in his office. There were prayer circles. So deeply religious and so deeply against the Islamic threat, Siljander was known, at the time, as the most pro-Israel Congressman on Capitol Hill, with many Jewish and pro-Israel Evangelical contributors from all over the world." She said that Siljander "was decades ahead of his time in understanding the Islamist threat worldwide and to America. That he'd reverse course sickens and saddens me."

Schlussel doubts Siljander's story of the evolution of his thought concerning Islam. "I don't believe he thinks any differently about Islam — and this is all phony…He was just too enlightened about what Islam was all about when I worked for him to change for anything but cash." At her website she wrote: "I think this was about money. Since he lost his Congressional seat, he was hard up for money and was involved in many failed business ventures, including an AIDS-Test-By-Mail. (He also ran, unsuccessfully, for Congress from Virginia.) Desperation and money do bad things."

Ultimately, whether he was motivated by a naïve hope to bridge the gap between the Muslim world and the West, or by a simple need for money, or by something else, the outcome is the same: if the charges are true, Siljander was working with people dedicated to the destruction of the United States, and working to that end under the guise of charitable activity while funding violent jihad against Israel and against American troops in Afghanistan. It may be that he is among the multitudes in America today who fail to take this threat seriously – after all, there has not been a major terror attack on American soil since 9/11. It may be that, if he was aware of the IARA's activities on behalf of Hamas and in Sudan, that he saw both – again like so many multitudes of Americans -- as regional conflicts with no geopolitical significance beyond those regions. Had he had a full and informed awareness of how Islamic charities, because of the nature of Islamic charitable giving and the status of jihad in Islam, are so often tied to jihadist activity, he might have hesitated to get involved with the IARA, even though it did bill itself as a "relief agency." Had he had a comprehensive understanding of the jihad ideology, and an appreciation of the significance of some of the IARA's choices of venue for its labors, he might have thought twice – unless, of course, the money was good enough to overcome even that. America fights against global jihadists with, thanks to the oil weapon, an essentially inexhaustible supply of income. The Saudis in particular use that money to buy armies of Mark Siljanders – lobbyists who fight for their causes in Washington with complete ignorance of or indifference to the ways in which our own national interests are thus compromised.

The best outcome of the Mark Siljander indictment would be an investigation of those lobbying efforts, and the framing of new laws that would require complete transparency as to the origin of the funds used by Muslim groups to pay such lobbyists. The case should also lead to a comprehensive reevaluation of Islamic charities, and a call to those still operating to cooperate fully with investigations of the jihadist money trail.

If the charges against him are true, Siljander's story is a tragedy. But it could yet bear good fruit, in an American public newly prepared to meet the multifaceted challenge of the global Islamic jihad.

http://www.frontpagemag.com/Articles/Read.aspx?GUID=56E8D09A-5CA4-4B46-8949-8B8A7BD72578
Accessed 17Jan2008

Saudi Arabia is hub of world terror

The desert kingdom supplies the cash and the killers

Nick Fielding and Sarah Baxter, Washington
It was an occasion for tears and celebration as the Knights of Martyrdom proclaimed on video: "Our brother Turki fell during the rays of dawn, covered in blood after he was hit by the bullets of the infidels, following in the path of his brother." The flowery language could not disguise the brutal truth that a Saudi family had lost two sons fighting for Al-Qaeda in Iraq.

The elder brother, Khaled, had been a deputy commander of a crack jihadist "special forces" unit. After his "glorious" death, Turki took his place.

"He was deeply affected by the martyrdom of his brother," the Knights said. "He became more ambitious and more passionate about defending the land of Islam and dying as a martyr, like his brother."

Turki's fervent wish was granted earlier this year, but another Saudi national who travelled to Iraq had second thoughts. He was a graduate from a respectable family of teachers and professors who was recruited in a Saudi Arabian mosque and sent to Iraq with $1,000 in travel expenses and the telephone number of a smuggler who could get him across the Syrian border.

In Iraq he was ordered to blow himself up in a tanker on a bridge in Ramadi, but he panicked before he could press the detonator. He was arrested by Iraqi police. In a second lorry, another foreign fighter followed orders and died.

King Abdullah was surprised during his two-day state visit to Britain last week by the barrage of criticism directed at the Saudi kingdom. Officials were in "considerable shock", one former British diplomat said.

Back home the king is regarded as a modest reformer who has cracked down on home-grown terrorism and loosened a few relatively minor restrictions on his subjects' personal freedom.

With oil prices surging, Saudi Arabia is growing in prosperity and embracing some modern trappings. Bibles and crucifixes are still banned, but internet access is spreading and there are plans for "Mile High Tower", the world's tallest skyscraper, in Jeddah. As a key ally of the West, the king had every reason to expect a warm welcome.

Yet wealthy Saudis remain the chief financiers of worldwide terror networks. "If I could somehow snap my fingers and cut off the funding from one country, it would be Saudi Arabia," said Stuart Levey, the US Treasury official in charge of tracking terror financing.

Extremist clerics provide a stream of recruits to some of the world's nastiest trouble spots.

An analysis by NBC News suggested that the Saudis make up 55% of foreign fighters in Iraq. They are also among the most uncompromising and militant.

Half the foreign fighters held by the US at Camp Cropper near Baghdad are Saudis. They are kept in yellow jumpsuits in a separate, windowless compound after they attempted to impose sharia on the other detainees and preached an extreme form of Wahhabist Islam.

In recent months, Saudi religious scholars have caused consternation in Iraq and Iran by issuing fatwas calling for the destruction of the great Shi'ite shrines in Najaf and Karbala in Iraq, some of which have already been bombed. And while prominent members of the ruling al-Saud dynasty regularly express their abhorrence of terrorism, leading figures within the kingdom who advocate extremism are tolerated.

Sheikh Saleh al-Luhaidan, the chief justice, who oversees terrorist trials, was recorded on tape in a mosque in 2004, encouraging young men to fight in Iraq. "Entering Iraq has become risky now," he cautioned. "It requires avoiding those evil satellites and those drone aircraft, which own every corner of the skies over Iraq. If someone knows that he is capable of entering Iraq in order to join the fight, and if his intention is to raise up the word of God, then he is free to do so."

The Bush administration is split over how to deal with the Saudi threat, with the State Department warning against pressure that might lead the royal family to fall and be replaced by more dangerous extremists.

"The urban legend is that George Bush and Dick Cheney are close to the Saudis because of oil and their past ties with them, but they're pretty disillusioned with them," said Stephen Schwartz, of the Centre for Islamic Pluralism in Washington. "The problem is that the Saudis have been part of American policy for so long that it's not easy to work out a solution."

According to Levey, not one person identified by America or the United Nations as a terrorist financier has been prosecuted by Saudi authorities. A fortnight ago exasperated US Treasury officials named three Saudi citizens as terrorist financiers. "In order to deter other would-be donors, it is important to hold these terrorists publicly accountable," Levey said.

All three had worked in the Philippines, where they are alleged to have helped to finance the Abu Sayyaf group, an Al-Qaeda affiliate. One, Muham-mad Sughayr, was said to be the main link between Abu Sayyaf and wealthy Gulf donors.

Sughayr was arrested in the Philippines in 2005 and swiftly deported to Saudi Arabia after pressure from the Saudi embassy in Manila. There is no evidence that he was prosecuted on his return home.

This year the Saudis arrested 10 people thought to be terrorist financiers, but the excitement faded when their defence lawyers claimed that they were political dissidents and human rights groups took up their cause.

Matthew Levitt, a former intelligence analyst at the US Treasury and counter-terrorism expert at the Washington Institute for Near East Policy, believes the Saudis could do more. He said: "It is important for the Saudis to hold people publicly accountable. Key financiers have built up considerable personal wealth and are loath to put that at risk. There is some evidence that individuals who have been outed have curtailed their financial activities."

In the past the Saudis openly supported Islamic militants. Osama Bin Laden was originally treated as a favourite son of the regime and feted as a hero for fighting the Soviets in Afghanistan. Huge charitable organisations such as the International Islamic Relief Organisation and the al-Haramain Foundation – accused in American court documents of having links to extremist groups – flourished, sometimes with patronage from senior Saudi royals.

The 1991 Gulf war was a wake-up call for the Saudis. Bin Laden began making vitriolic attacks on the Saudi royal family for cooperating with the US and demanded the expulsion of foreign troops from Arabia. His citizenship was revoked in 1994. The 1996 attack on the Khobar Towers in Dhahran, which killed 19 US servicemen and one Saudi, was a warning that he could strike within the kingdom.

As long as foreigners were the principal targets, the Saudis turned a blind eye to terror. Even the September 11 attacks of 2001, in which 15 of the 19 hijackers were Saudis, could not shake their complacency. Despite promises to crack down on radical imams, Saudi mosques continued to preach hatred of America.

The mood began to change in 2003 and 2004, when Al-Qaeda mounted a series of terrorist attacks within the kingdom that threatened to become an insurgency. "They finally acknowledged at the highest levels that they had a problem and it was coming for them," said Rachel Bronson, the author of Thicker than Oil: America's Uneasy Partnership with Saudi Arabia.

Assassination attempts against security officials caused some of the royals to fear for their own safety. In May 2004 Islamic terrorists struck two oil industry installations and a foreigners' housing compound in Khobar, taking 50 hostages and killing 22 of them.

The Saudi authorities began to cooperate more with the FBI, clamp down on extremist charities, monitor mosques and keep a watchful eye on fighters returning from Iraq.

Only last month Grand Mufti Sheikh Abdul-Aziz al-Sheikh, the kingdom's leading cleric, criticised gullible Saudis for becoming "convenient knights for whoever wants to exploit their zeal, even to the point of turning them into walking bombs".

And last week in London, King Abdullah warned young British Muslims not to become involved with extremists.

Yet the Saudis' ambivalence towards terrorism has not gone away. Money for foreign fighters and terror groups still pours out of the kingdom, but it now tends to be carried in cash by couriers rather than sent through the wires, where it can be stopped and identified more easily.

A National Commission for Relief and Charity Work Abroad, a nongovernmental organisation that was intended to regulate private aid abroad to guard against terrorist financing, has still not been created three years after it was trumpeted by the Saudi embassy in Washington.

Hundreds of Islamic militants have been arrested but many have been released after undergoing reeducation programmes led by Muslim clerics.

According to the daily Alwa-tan, the interior ministry has given 115m riyals (£14.7m) to detainees and their families to help them to repay debts, to assist families with health care and housing, to pay for weddings and to buy a car on their release. The most needy prisoners' families receive 2,000-3,000 riyals (£286 to £384) a month.

Ali Sa'd Al-Mussa, a lecturer at King Khaled University in Abha, protested: "I'm afraid that holding [extremist] views leads to earning a prize or, worse, a steady income."

Former detainees from the US military prison at Guantanamo Bay in Cuba are also benefiting. To celebrate the Muslim holiday of Eid, 55 prisoners were temporarily released last month and given the equivalent of £1,300 each to spend with their families.

School textbooks still teach the Protocols of the Elders of Zion, a notorious antiSemitic forgery, and preach hatred towards Christians, Jews and other religions, including Shi'ite Muslims, who are considered heretics.

Ali al-Ahmed, director of the Washington-based Institute for Gulf Affairs, said: "The Saudi education system has over 5m children using these books. If only one in 1,000 take these teachings to heart and seek to act on them violently, there will be 5,000 terrorists."

In frustration, Arlen Specter, the Republican senator for Pennsylvania, introduced the Saudi Arabia Accountability Act 10 days ago, calling for strong encouragement of the Saudi government to "end its support for institutions that fund, train, incite, encourage or in any other way aid and abet terrorism".

The act, however, is expected to die when it reaches the Senate foreign relations committee: the Bush administration is counting on Saudi Arabia to help stabilise Iraq, curtail Iran's nuclear and regional ambitions and give a push to the Israeli and Palestinian peace process at a conference due to be held this month in Annapolis, Maryland.

"Do we really want to take on the Saudis at the moment?" asks Bronson. "We've got enough problems as it is."

Additional reporting: Marie Colvin and Ben Hardy, Jeddah

ATT. Y

Rumsfeld's Latest Firestorm

by Robert Spencer
Posted 11/06/2007 ET

Donald Rumsfeld, retired for almost a year, has inadvertently touched off one last firestorm this week with the release in the Washington *Post* of some staff memos he wrote while in office. In one, he observed that oil billions have shielded Muslims "from the reality of the work, effort and investment that leads to wealth for the rest of the world. Too often Muslims are against physical labor, so they bring in Koreans and Pakistanis while their young people remain unemployed. An unemployed population is easy to recruit to radicalism."

Predictably, the Council on American Islamic Relations was offended. CAIR spokesman Ibrahim Hooper huffed that Rumsfeld's remarks indicated a "stereotypical attitude" that had led to the American invasion of Iraq. "Our policy was never based on reality," opined Hooper. "It was based on the wild ideas of those who wanted to invade the region....It shows you what kind of wrong-headed policymakers we had at the time."

With a firestorm brewing, the White House quickly disavowed Rumsfeld's statement: "It's not in line with the president's views," explained spokeswoman Dana Perino. "We are aware that we have a lot of work to do in order to win hearts and minds across the Arab world and the Muslim world. And I can understand why they would be offended by those comments."

But did they really have reason to be offended? What had Rumsfeld said that was offensive? That many Muslims in oil-rich states such as Saudi Arabia don't like physical labor, and so they bring in foreign workers? And that young men there with nothing to do can drift into jihad groups? But Saudi Arabia does indeed have a large number of immigrant laborers, as well as a youthful population with a lot of money and time on its hands. Might some of these young men find a purpose in life in the jihad?

In reality, no neutral observer would dispute it. The *Times* of London reported this week that "an analysis by NBC News suggested that the Saudis make up 55% of foreign fighters in Iraq. They are also among the most uncompromising and militant. Half the foreign fighters held by the US at Camp Cropper near Baghdad are Saudis."

And the House of Saud has done little to prevent young Saudi men from joining the jihad; in fact, it has been encouraged at the highest levels. The Saudi chief justice, Sheikh Saleh al-Luhaidan, said in 2004: "If someone knows that he is capable of entering Iraq in order to join the fight, and if his intention is to raise up the word of God, then he is free to do so." The Times also notes that even after 9/11, "despite promises to crack down on radical imams, Saudi mosques continued to preach hatred of America." And with American troops right next door in Iraq, and nothing much to do at home, all too many Saudis went north to act on that hatred.

Instead of taking offense at Rumsfeld's statement and deriding it as evidence of a "stereotypical attitude," CAIR could have taken the release of his memo as an opportunity to explain what they're doing to prevent young Muslims from being enticed by the jihad ideology that has snared all too many youthful Saudis. Instead, once again the organization, which bills itself as the nation's leading Muslim civil rights group, chose to take the low road of finger-pointing instead of offering real solutions.

CAIR's reaction was characteristic; much more disheartening was the White House response, which had the air of an abused wife being afraid to bring up her husband's drinking problem, for fear he would fly into a rage. The release of the Rumsfeld could have been an occasion for the White House to call the Saudis to account for the double game they have long been playing in regard to jihad terrorism. With the Saudi King Abdullah on a high-profile visit to Great Britain, where he has upbraided the British for not doing enough to fight the war on terror, the timing would have been perfect.

Another opportunity missed.

http://www.humanevents.com/article.php?id=23242
Accessed 17Jan2008

Dems Speak No Evil Of Islamic Jihad

By INVESTOR'S BUSINESS DAILY | Posted Monday, January 07, 2008 4:20 PM PT

War On Terror: If the New Hampshire debates settled anything, it's which party has the stomach to take on radical Islam. The Democrats couldn't even identify the enemy. Not once. Really.

We scanned the transcripts of Saturday's debates hosted by ABC News and tallied up the references to Islamic terrorism. The rhetorical divide between Democrats and Republicans on that score alone — ignoring the yawning gaps in policy — is stunning.

None of the four Democrat presidential candidates — despite running for an office that demands they lead the ongoing global war against Islamic extremists — could bring himself or herself to define the enemy we face as Islamic.

Their combined references to "Islam" or "Islamic" totaled zero — even though moderator Charles Gibson prompted them with a question about "Islamic radicals" threatening the U.S. with nuclear terrorism.

But Democrats refused to go there. Out of respect for their constituency, there was a complete blackout regarding Islamic jihad.

Instead, Hillary Clinton defined the enemy generically as "stateless terrorists," while Barack Hussein Obama complained about the "politics of fear" that he thinks accurately defining the enemy has created.

John Edwards, meanwhile, continued to wage his own personal jihad against a phantom enemy of "irresponsible" corporations — from pharmaceutical and insurance companies to oil giants and multinational corporations.

Republicans, on the other hand, called the enemy by its proper name.

The candidates referred to terrorists and terrorism as "Islamic," while also citing radical "Islam" as the problem, no less than 22 times. For example:

• Rudy Giuliani argued the U.S. must stay "on offense against Islamic terrorism."

• Mike Huckabee said the source of the threat we face is from the "radical Islamic faith." "This is an Islamic problem," he said. "This is a jihadist problem. This is an Islamofascism problem."

Huckabee elaborated: "They are prompted by the fact that they must establish a worldwide caliphate that has nothing to do with us other than we live and breathe, and their intention is to destroy us."

• John McCain warned that "the transcendent challenge of the 21st century is radical Islamic extremists."

• Mitt Romney said the "philosophy of radical jihadism says, 'We want to kill.' "

• Fred Thompson asserted, "We are in a global war with radical Islam. They declared war on us a long, long time ago. We took note, really, for the first time on Sept. 11, 2001."

They get it. Democrats don't. They talked a lot about "fighting" — fighting insurance companies and big business and Wall Street and polluters. But will they fight the real enemy — Islamic terrorists?

To hear the Democrats in their debate, you'd think Islamic radicals had stopped plotting new attacks against us and scheming new ways of killing us.

You would think they hadn't just assassinated a former world leader. You would think they hadn't just issued a fatwah to assassinate our own president.

To hear them, you would think it was the 1990s again, when Democrats controlled the White House and the CIA and the Pentagon, and blew off Osama bin Laden after he and radical Islam declared war on the U.S.

These contrasting performances in New Hampshire should crystallize in voters' minds more than any other recent example how one party understands the titanic challenge we face from radical Islam, while the other decidedly does not.

http://www.ibdeditorials.com/IBDArticles.aspx?id=284601335178058
Accessed 12JAN2008

The First American Honor Killing?

In 1989, the FBI was listening in to conversations in the Isa household in St. Louis. They had been listening for two years, as they believed that Zein Isa, who lived in the tiny apartment with his wife, Maria, and daughter, Palestina, was involved in terrorist activities. Isa was a Palestinian American.

Isa disapproved of the fact that his daughter had gotten a job at Wendy's and, without his permission, was seeing a young man. When Tina, as Palestina was called, arrived home from work on the evening of November 6, 1989, her mother asked in Arabic, "Where were you, bitch?"

"Working!" Tina shot back, according to the FBI tape.

"We do not accept that you go to work," Isa interrupted.

"Why are you doing this to us?" her mother asked angrily.

"I am not doing anything to you," Tina said.

"You are a she-devil," her father hissed.

Isa then asked about Tina's boyfriend and accused her of engaging in "fornication." Her parents threatened to throw her out of the apartment. Tina challenged them to do it.

"Listen, my dear daughter," Isa said. "Do you know that this is the last day? Today you're going to die?"

"Huh?" Tina asked, bewildered.

"Do you know that you are going to die tonight?"

Realizing he was serious, Tina let out a long scream. There was a crash, and Tina's screams became muffled.

"Keep still, Tina!" her father yelled.

"Mother, please help me!" she cried.

Instead of helping her, her mother held her down as Isa began stabbing Tina in the chest with a seven-inch boning knife.

"No, please!" Tina cried.

"Shut up!" her mother said.

"No! No!" Tina Shrieked.

"Die! Die quickly! Die quickly!" her father shouted, panting from his exertion.

Tina screamed one more time. By then, Isa had punctured her lungs. Only the sound of air being expelled could be heard.

"Quiet little one!" her father said, stabbing her the sixth and last time.

"Die, my daughter! Die!"

Then there was silence.

The FBI agent picked up the tape from the remote, automated, recorder the next day, as the case wasn't active enough for a live human to be listening in, and submitted it for translation. The FBI was always one day behind in translating Arabic tapes then due to the small number of Arabic translators in the FBI.

The tape also recorded Isa calling the police the night of the murder and claiming he had killed his daughter in self-defense.

Based on the tape, Isa and his wife were convicted of first-degree murder and sentenced to death by lethal injection. While Isa was on death row, he and three others were indicted for allegedly plotting to kill thousands of Jews, blow up the Israeli embassy in Washington, and smuggle money to members of the Abu-Nidal terrorist organization. (1)

What other culture approves of killing their daughters, or female relatives of any level, for alleged social misbehavior? Honor killing is a basic belief within Islamic cultures, with Pakistan and Saudi Arabia as the two best-documented countries.

It is unknown if this is the first Honor Killing in the USA, but it certainly will not be the last.

F.P.Wilson 02Jan2008

(1) This article is essentially from *Bureau – The Secret History of the FBI* by Ronald Kessler, St. Martin's Press, NY 2002, pp.223-224. Kessler argued that the killing of Tina was because she was rebellious and knew too much about the group's activities. Even the Mafia didn't kill it's daughters for misbehavior and excess knowledge – they found a safe place to keep them, made sure they understood the "Family's" business properly, and even married them off to "safe" husbands. They didn't kill them and then call the police claiming self-defense, as someone in Palestine, Pakistan, or Saudi Arabia could do and get off scot-free. Kessler's arguments, even for a book authored in 2002, display the incredible level of ignorance that even a good, conservative, investigative writer has regarding Islam.

ATT. BB

Immigrant's 'honor killing' of daughter sparks debate

Chicago Sun-Times, Jan 28, 2002 by Julian Isherwood

COPENHAGEN, Denmark--The execution-style murder of a student by her Kurdish father has shocked Sweden, bringing calls to protect young immigrant women from forced marriages and so-called honor killings."

Fadime Sahindal, 26, the daughter of Kurdish refugees from Turkey, was shot dead last Monday in front of her mother and sisters as she said goodbye before leaving on a trip to Kenya.

Several thousand demonstrators held torchlight vigils throughout the week to honor Sahindal.

Mona Sahlin, Sweden's integration minister, called her a fantastic woman and a model for young women."

The murder, to which the father pleaded guilty, has highlighted the plight of thousands of young, second-generation immigrant women in Europe unwilling to accept forced marriages in strict patriarchal communities.

He says he is psychologically ill, and I see no reason to doubt that," said Johan Akermark, a lawyer appointed to defend the father, Rahmi Sahindal.

The killing happened after four years of harassment by men in Sahindal's family who were outraged by her choice of a Swedish boyfriend and her decision to pursue higher education.

Sahindal became a cause celebre four years ago when she refused to give up the boyfriend, Patrik, and took court action to halt threats of rape, murder and partition" from her father and 17-year-old brother.

Within a month of the court case, in which her father was fined and given a suspended jail sentence, her boyfriend died in an unrelated car crash.

She was living alone under an assumed name in another town and it is not known how her father tracked her down.

Leif Eriksson, Sahindal's lawyer, said she had gone to her sister's house to say goodbye.

It is not clear how he knew she was there," he added.

Sahindal spoke of her difficulties in 1998, saying her parents feared Swedish society.

They can't read and have difficulty in understanding Sweden. They are surrounded by their own people and a satellite dish that lets them see Turkish television.

I don't know how many times I've told my mother that Swedish girls are not whores, but her reply is simply, Don't you think I can see with my own eyes?'"

Reactions to the murder among Kurds in Sweden have been generally understanding of a patriarch's dilemma in dealing with changing family values in a liberal country.

A spokesman for the Kurdish community said Friday that many Kurdish women in Sweden were lost."

They come from a small town and have never seen anything else. Many Kurdish women in Sweden don't speak any Swedish and don't even know where they are living. If a girl goes out with a boy without being married then she's a whore," said Kamaran Shwan, chairman of the Kurdish Association in the southern town of Malmo.

The United Nations says there are 5,000 honor killings" worldwide every year.

http://findarticles.com/p/articles/mi_qn4155/is_20020128/ai_n9610109
Accessed 11JAN2008

Cultural 'honour' killing brought to Canada

Jamie Baker – St. John's Telegram

Monday, June 11, 2007

ST. JOHN'S, N.L. – A 14-year-old female rape victim is strangled to death in March 2004 by her father and brother because she has supposedly tarnished the family name.

In April 2004, a man brutally kills his wife and daughter after finding out that his brother had previously molested them.

A teenage girl with a Turkish background has her throat cut by her father after he learns she has a Christian boyfriend.

All three cases -- taken from a study by Memorial University psychiatry professor Dr. Amin Muhammad and resident Sujay Patel -- involve unspeakable acts against females. And all were considered appropriate by the killers based on long-standing tradition and cultural beliefs.

The problem is, Muhammad said, people from countries where such beliefs exist are making their way to Canada and the United States.

"We discovered through our different discussions with lawyers in Canada that it happens here, more microscopically, also," he said. "When people come and settle in Canada they can bring their traditions and forcefully follow them."

The practice has a couple of names: transcultural homicide or Karo-Kari.

"In some cultures, people feel some boundaries are never to be crossed, and if someone would violate those practices or go against it, then murder is justified to them," Muhammad said, adding there are hundreds of cases annually in his native Pakistan.

Muhammad's report contains statistics from the United Nations Population Fund which reveal that more than 5,000 women are victims of so-called "honour" killings each year.

"In different cultures, they can get away without being punished -- the courts actually sanction them under religious contexts," he said.

Along with extreme traditional beliefs, there are deeper mental health issues that need to be considered, Muhammad said.

Quite often, people who are willing to kill members of their own family to restore some notion of honour are doing so, not just because they believe it to be right based on culture, but also because they are mentally ill in some way.

"Somehow, it gets ignored," Muhammad said, citing a lack of understanding in the West and the lack of mental health personnel in developing nations as part of the problem.

"I once wrote an article on suicide bombers, and I found there were psychological undercurrents that were not addressed properly."

Muhammad suggests more study should be carried out on Karo-Kari, which he refers to as being a transcultural mental health issue.

He also insists that mental health practitioners, even forensic psychiatrists, in western nations like Canada need to make sure they are prepared and trained to tackle such matters well in advance.

"You will see, 10 years down the road, this will not be very new for even a society like Canada," he said. "A special watch is warranted from a legal point of view."

http://www.canada.com/vancouversun/story.html?id=d05e437f-4661-4965-9455-ff30c6b9d4a5&k=20265
Accessed 17Dec2007

ATT. DD

Canadian DisHonor Murder

By Robert Spencer
FrontPageMagazine.com | 12/19/2007

Aqsa Parvez is dead, and the main thing that many analysts want you to know about her death is that it had nothing to do with Islam.

Aqsa Parvez was sixteen years old; her father has been charged with strangling her to death because she refused to wear the hijab. Shahina Siddiqui, president of the Islamic Social Services Association, declared: "The strangulation death of Ms. Parvez was the result of domestic violence, a problem that cuts across Canadian society and is blind to colour or creed." Sheikh Alaa El-Sayyed, imam of the Islamic Society of North America in Mississauga, Ontario, agreed: "The bottom line is, it's a domestic violence issue." Nor was this denial limited only to Muslims. Lorne Gunter said in the *Edmonton Journal*: "I see nothing uniquely Muslim in her death. If, indeed, her father killed her, her death is his doing, not Islam's."

Gunter explains: "Of course, other cultures are also prone to intergenerational clashes and Muslim fathers have so far shown no more predilection for murder than fathers of other cultures." Quite so. Is, then, any linkage of Islam with the murder of Aqsa Parvez simply a manifestation of bigotry? Or is an examination of some elements of Islamic theology and culture necessary in order to try to prevent more young Muslim girls from being similarly victimized in the future?

Toronto radio host John Oakley has declared: "No one is on a witch hunt here trying to demonize an entire faith, but rather to get to the bottom of what seems to be a nasty little secret within a certain segment of the community; women are treated as second-class citizens. If that is, in fact, at the root of violence and abuse meted out by some Muslim men, it's high time to take ownership and confront the elephant in the room....Denial is not an option."

Are women indeed treated as second class within Islamic culture? Certainly there is plenty of divine sanction for their being thus treated. The Qur'an declares that a woman's testimony is worth half that of a man: "Get two witnesses, out of your own men, and if there are not two men, then a man and two women, such as ye choose, for witnesses, so that if one of them errs, the other can remind her" (2:282). It allows men to marry up to four wives, and have sex with slave girls also: "If ye fear that ye shall not be able to deal justly with the orphans, marry women of your choice, two or three or four; but if ye fear that ye shall not be able to deal justly (with them), then only one, or (a captive) that your right hands possess, that will be more suitable, to prevent you from doing injustice" (4:3). It rules that a son's inheritance should be twice the size of that of a daughter: "Allah (thus) directs you as regards your children's (inheritance): to the male, a portion equal to that of two females" (4:11).

Worst of all, the Qur'an tells husbands to beat their disobedient wives: "Men are in charge of women, because Allah hath made the one of them to excel the other, and because they spend of their property (for the support of women). So good women are the obedient, guarding in secret that which Allah hath guarded. As for those from whom ye fear rebellion, admonish them and banish them to beds apart, and scourge them" (4:34).

Numerous hadiths even have Muhammad informing a group of women that their gender will populate hell: "Once Allah's Apostle went out to the Musalla (to offer the prayer) of 'Id-al-Adha or Al-Fitr prayer. Then he passed by the women and said, 'O women! Give alms, as I have seen that the majority of the dwellers of Hell-fire were you (women).'"

When they ask him why, he explains, "You curse frequently and are ungrateful to your husbands. I have not seen anyone more deficient in intelligence and religion than you. A cautious sensible man could be led astray by some of you."

Muhammad's assessment of their deficiencies comes from his Qur'an, as he explains further: "Is not the evidence of two women equal to the witness of one man? [cf. Qur'an 2:282, above]...This is the deficiency in her intelligence. Isn't it true that a woman can neither pray nor fast during her menses?...This is the deficiency in her religion" (Bukhari 1.6.301). The idea that hell will be filled with more women than men occurs frequently in the hadith. According to Muhammad, "I looked at Paradise and saw that the majority of its residents were the poor; and I looked at the (Hell) Fire and saw that the majority of its residents were women" (Bukhari 7.62.126).

These traditions demonstrate why some Muslim men have so often fit the stereotype that they treat women with suspicion, disdain and derision. When they deal with women, they are dealing with a group that suffers from severe moral and intellectual deficiencies, not to mention all sorts of physical impurities in a religion obsessed with ritual cleanliness. Women are, consequently, headed for hell.

In light of all this, think for a minute about what Muslim spokesmen in Canada could be saying. They could acknowledge that the divine sanction given to the beating of disobedient women by Qur'an 4:34 has created a culture in which such abuse is accepted as normal. They could call for a searching reevaluation of the meaning and continued relevance of that verse and other traditional material that reinforces it, and call in no uncertain terms for Muslims to reject definitively its literal meaning, now and for all time to come. They could acknowledge the prevalence of honor killing in Islamic culture, which has no sanction as such in Islamic theology but nonetheless enjoys enough Islamic approval that the Jordanian Parliament a few years ago rejected on Islamic grounds attempts to stiffen penalties for it. They could call for sweeping reform and reexamination of the status of women in Islam.

For any of this to happen, Muslim leaders in Canada would have to adopt an unfamiliar and uncharacteristic stance of self-criticism, and Canadian leaders would have to abandon their ongoing infatuation with multiculturalism.

Unfortunately for Muslim women in Canada and elsewhere, neither seems likely. But Aqsa Parvez deserves no less.

ATT. EE

American Honor Killing in Texas

"He was really strict about guy relationships and talking to guys, as well as the things she wears" -- so he killed her



Really strict

by Robert Spencer 03JAN2008

He was upset that they were involved with non-Muslims. "Texas manhunt for father of slain girls," by Robert Stacy McCain in the Washington Times:

Texas authorities continued a manhunt today for an Egyptian-born taxi driver accused of murdering his teenage daughters.

Yaser Abdel Said, 50, was wanted on a warrant for capital murder after police say he shot the girls Tuesday and left them to die in his taxi, which was found parked in front a hotel in Las Colinas, a suburb north of Dallas. Police said Mr. Said should be considered armed and dangerous.

Friends of Amina Yaser Said, 18, and Sarah Yaser Said, 17, described the girls to the Dallas Morning News as "extremely smart — like geniuses," saying the slain sisters had been enrolled in advanced placement classes and were active in soccer and tennis at suburban Lewisville High School.

While police refused to discuss a possible motive for the crimes. family and friends told reporters that the girls' Westernized lifestyle caused conflict with their Muslim father. who immigrated from Egypt in the 1980s.

"He was really strict about guy relationships and talking to guys, as well as the things she wears," Kathleen Wong, a friend of the girls, told KTVT-TV, the Dallas CBS affiliate.

Two boys who said they had been dating the sisters told KXAS-TV in Dallas that Mr. Said was upset that his daughters were involved with non-Muslims.

"She just wanted a normal life, like any American girl wanted," one of the boys told the NBC affiliate station, adding that Sarah "was always kind, gentle, always cheerful, always had a smile on her face."





The boyfriends said yesterday they feared for their safety because Mr. Said was still at large. "Obviously he already showed that he is a dangerous man," one told the KXAS station.

Posted by Robert at January 3, 2008 3:53 PM

http://akeyboardanda45.blogspot.com/2008/01/honor-killing-in-north-texas.html
Accessed 11JAN2008

Polygamy law set for challenge



Multiple marriages are not recognised under British law

The BBC's Zubeida Malik reports Sunday, 18 June, 2000, 09:04 GMT 10:04 UK

Muslims in Britain are to challenge UK law which forbids husbands from having more than one wife.

They say they will refer Britain's ban on polygamous marriage to the European Court of Human Rights this autumn.

Under Islamic law a man is allowed to have up to four wives, but the Muslim Parliament of Britain says that many families are being forced to live outside the law because their polygamous marriages are not recognised here.

There are no official figures on the number of people practising polygamy in Britain, but it's estimated that there may be hundreds.

One British Muslim wife suffering as a result of polygamy is Sameera, whose 55-year-old husband took up a second wife after 30 years of marriage.



Under Islamic law a man may have up to four wives

He married a 26-year-old cousin in January, whilst on holiday in Pakistan, without Sameera's knowledge or consent.

Told by her in-laws she says she was devastated, but feels she has no choice but to accept the situation.

"I just fainted when I first heard," says Sameera. "The fact that he's married such a young girl, a girl old enough to be his daughter. I cried and cried and felt like my mind was exploding. It felt like the ground had just fallen from under me, why did he do it? It shouldn't happen."

Although Islam allows a man to marry up to four wives, he can only do so if his first wife is infertile, or if he marries women who are considered social outcasts. It is not, as many believe, meant to be for the sexual gratification of men.

Noshaba Hussein from the Muslim Parliament says she knows of many happy polygamous marriages in Britain.

"I am aware that this practice is taking place in Britain and there are couples who are quite happy and satisfied with their relationship and they would like it to carry on and be protected by law."

This practice is taking place in Britain and there are couples who are quite happy and satisfied with their relationship

The police say there is little they can do. Colin Cramphorn from the Association of Chief Police Officers says he finds cases like Sameera's disturbing, but he believes that politicians need to clarify the law.

"Clearly those communities that have a tradition which allows polygamous marriage have a point of view and they are keen to have that point of view taken into account and recognised as part of a multi-cultural society," says Mr Cramphorn.

Noshaba Hussein from the Muslim Parliament

"But of course if the law is equivocal, as it currently is, then that prevents all of us achieving the kind of clarity that would no doubt be helpful in the longer term."

Human rights challenge

Come October, when the Human Rights Act comes into force, British law on such matters will be open to challenges, under article eight of the act which says everyone has the right to respect for his private and family life.

Noshaba Huseein says that if the government refuses to accept the legality of polygamous marriages then the Muslim parliament will take it to the European court of human rights.

"There will be a need to do something much more, in the way of a campaign, if there is a denial of rights and certainly people will be taking actions to the European court to ensure that we have the rights of freedom of religion."

The issue of polygamy encapsulates the debate over whether minorities have the right to follow their own customs or conform to established Judaeo Christian values. The bishop of Rochester, Dr Nazir Ali, believes the government should not succumb to such pressures.

"I don't think that polygamy should be enshrined in law because it will affect the mutual love and companionship that a marriage needs and it will also affect the stability of the family," says Dr Ali.

But Noshaba Hussein warns that if the government continues to overlook their demands they could end up losing ethnic minority votes.

"Muslims are very strong supporters of the Labour government," she says.

"So far I think we've been getting a relatively rough deal and maybe it will be reflected in the polls."

http://news.bbc.co.uk/2/hi/uk_news/791263.stm
Accessed 17Jan2008

POLYGANY IN THE BRONX

8 Children Are Among Dead in Bronx Fire



Librado Romero/The New York Times

Mamadou Soumare, center, whose wife and three children died in the fire. More Photos >

By Michael Wilson - MAR 8 2007
The New York Times

Eight children and an adult were killed in a fire in the Bronx on Wednesday night that raced up from the basement of a more than 100-year-old wooden building where 22 people from immigrant families lived, the authorities said.

Mothers, shrouded in thick smoke, threw their unconscious children from three stories above to neighbors who tried to catch them, witnesses said. Rescuers fought to revive victims with C.P.R. and oxygen masks on the frigid street in the Highbridge neighborhood near Yankee Stadium, which has a large population of African immigrant families.

The fire killed five young children from one family and three children — a boy and twin babies — and their mother from another. The flames were propelled through the house as much by tragic errors — including a possibly delayed call to 911 and inoperable smoke alarms — as by the combustible wooden stairs that fed its rapid rise to the people above, the authorities said.

All nine victims were overcome by smoke in the house, the New York Fire Department said, and the medical examiner's office confirmed that they died of smoke inhalation.

"I seen them carry out the babies," said Charles O'Neal, 21, a neighbor, describing the children being laid out on the ground in their pajamas. "It was the first time I ever seen that. They died as soon as they pulled them out. I'll see them in my sleep."

Fire officials said this afternoon that the fire began at 11:08 p.m. and that it appeared to have been caused by an overheated cord to a space heater in the basement bedroom.

When the woman in the basement saw the fire, she grabbed her 5-year-old daughter and ran upstairs and outside for help, leaving the door open behind her, and inadvertently allowed the flames to spread quickly, the Fire Department said.

Relatives said three families lived at the building on 1022 Woodycrest Avenue.

The residents may have delayed in calling the Fire Department as they tried to put out the flames themselves, Mayor Michael R. Bloomberg said at news conferences today in Manhattan and, later, in Miami.

"A woman in the apartment where the heater was saw it, tried to put it out, realized she couldn't, left the room, the apartment in the building, and a couple of mistakes were made which may or may not have contributed dramatically to the tragedy," Mr. Bloomberg said this afternoon in Miami. "We'll never know."

The eight children who died ranged in age from infants to 11 years old. The woman who died, Fatoumata Soumare, 45, was the mother of three of the dead children, Djibril Soumare, age 3, and 7-month-old twins, Sisi and Harouma, the children's father said. Their fourth child survived, a 7-year-old girl named Hassimy.

The medical examiner's office identified the five other children as siblings from another family: a girl, Diaba Magassa, 3; and four boys, Mahamadou Magassa, 8; Bilaly Magassa, 1; Bandiougou Magassa, 11; and Abudubucary, 5. Their father, Moussa Magassa, a former carpenter for the school system, was on vacation in Africa and is expected back in New York tonight. City property records showed that he owned the house.

The mayor said the death toll had a good chance of rising, but hospital officials said this afternoon that the injured children's conditions were improving and stabilizing. Only one child remained in critical condition.

"The fallout from that fire really is heartbreaking," Mr. Bloomberg said. "It's obviously terrible for anyone to perish like this. Sometimes it just seems more painful and more unfair when it's children that die. When children die, everyone around them, everyone who loved them, die a little bit as well."

He said that in addition to the dead, 17 to 19 people had been injured, including some minor injuries to firefighters and one emergency service supervisor.

"Using stoves, using space heaters — these are dangerous ways to heat a house," Mr. Bloomberg said. "The central heating was working. It is still working. The Fire Department checked it this morning. It wasn't a case where there was not heat."

"There were two smoke detectors," he said. "Unfortunately, neither had batteries in them."

The mayor said fire officials regularly stress that anyone finding flames in a room should shut the door behind them. Chief Fire Marshal Louis Garcia described the grim efficiency of the blaze. "You simply had a fire that spread up the staircase," he said. "The door to her bedroom was on the staircase. She left the door open. It spread up the staircase. The damaging factor was the fact that it went up the staircase. It's a combustible building. The staircase was wooden. It's combustible. There's paint there, and that spread the fire."

The dead woman's husband, Mamadou Soumare, said he was working in his taxi when his wife called him to tell him that a fire had broken out. "She called me on the phone. She said, 'We have a fire.' She screamed. I said, 'Go up to the top floor. Call 911.' "

Neighbors described a frenzied scene in which a desperate mother saved two of her children and herself by flinging them out of a third-story window and then jumping. Edward Soto, 28, who lives in an apartment building across the street, said he had caught one of the children but had been unable to break the fall of the other. Both survived.

"The mother said, 'Please God, don't kill my children,' " Mr. Soto said. "Then she went and she jumped. When I looked up the woman was coming down. I screamed out and screamed out. She came down hard." He was unable to break her fall either, he said. She survived with a broken leg, relatives said.

"It was like the movie 'Backdraft,' " Mr. Soto said. "You saw the fire come out and go back in. When the fire department opened the back door, you saw the heat. It was kind of bluish. It went back into the house. You could hear the screams from inside the house."

"You could see the flames shooting out the door," said Simone Simon, 28, a Salvation Army volunteer who arrived when the fire was at its peak.

Another witness, Troy Erwin, 44, said, "It was an inferno — smoke everywhere."

Witnesses described small bodies being brought out of the building wrapped in blankets. "One of the firemen was carrying a little boy who was unconscious," Ms. Simon said, estimating that the boy was 2 years old.

Relatives said there were as many as 17 children living in the home, and gave varying accounts of five or six adults. Officials said two women, including the woman in the basement, had escaped with minor or no injuries. The two men were both gone, one in Africa and the other driving his cab.

Mr. Magassa had two wives in the home, living on different floors, according to a friend of the family and a cousin.

On the second floor lived Aisse Magassa and her and Mr. Magassa's four children. All lived. Aisse Magassa is believed to have broken her leg jumping from the house.

Downstairs on the first floor, Manchia Magassa lived with her and Mr. Magassa's seven children, five of whom perished.

"Both wives," said the friend, Bulansa Kebbeh, 30. The cousin, 12-year-old Dieinabou Magassa, asked about the relationships in the house, said: "Aisse is his other wife. Mancha is his wife, too."

The Soumare family lived on the top, third floor.

David Todd, who was with Mr. Soto, said he worked next door to the building and helped with the rescue effort. He unlocked a gate to get to the back of the house.

"There was a lady at the window screaming," Mr. Todd said. "The lady threw another kid out the window. They caught the kid. I didn't know what was happening with the kid. He was not breathing, so I passed the kid. There is no fire escape back there."

Officials said the building was not required to have a fire escape.

The mayor said that excluding the Sept. 11 attacks, the fire was the city's deadliest since the inferno at the Happy Land social club killed 87 people in 1990.

The fire was brought under control at 1:06 a.m., the Fire Department said. Approximately 33 fire units and 140 firefighters responded to the fire.

Fire marshals interviewed the woman who was in the basement, who said she awoke to flames next to her bed and ran outside with her child for help, returning with other adults in an unsuccessful attempt to extinguish the fire, the Fire Department said.

After the fire was extinguished around midnight, anguished relatives and friends gathered across the street to gape at the blackened wreckage of the building. The streets were slippery from sheets of ice formed by the runoff water from the firefighters' hoses. A blue minivan sat in the driveway, largely undamaged by the flames.

Six children were brought to Jacobi Medical Center about 1 a.m., a spokesman for the hospital said. One, an infant boy, was dead on arrival, and attempts to resuscitate him failed, according to the spokesman, Michael Heller. The others were girls ranging in age from 2 to 7, who were suffering from various degrees of burns and smoke inhalation.

Four of the five girls, he said, were treated in the hospital burn unit's hyperbaric chamber, which is used to relieve carbon monoxide poisoning and to speed the healing of serious wounds.

The news improved this afternoon, when two of the girls, both 6, were transferred from Jacobi to Lincoln Medical and Hospital Center in stable condition, Mr. Heller said. The conditions of two other girls, ages 2 and 4, were upgraded to good, and they were released at about 4 p.m., leaving only one girl, age 7, in critical condition at Jacobi, Mr. Heller said. The woman with the broken leg was also at Lincoln in stable condition.

Four firefighters and one other emergency worker were also hospitalized with minor injuries, according to The Associated Press. Victims were also taken to Lincoln Medical and Hospital Center as well as Jacobi Medical Center.

The first firefighters responded to the blaze 3 minutes 23 seconds after the first 911 call, officials said.

An imam at Mr. Magassa's mosque on Jesup Avenue, Mahamadou Soukouna, waited for Mr. Magassa's return today, and described him as devout. "Moussa would come to pray every day," he said.

News of the deaths spread quickly at their schools.

A schoolmate of 7-year-old Mahamadou at P.S. 73 said he knew all five of the dead Magassa boys. "They're all nice kids," said Christopher Henriquez, 8. Of his friend, he said, "He mostly liked to eat. If he sees something he likes in the cafeteria, he takes it two times."

A friend of Bandiougou's, Donovan Lebron, 10, said, "I feel bad because he didn't get to live that long. He was only 11."

http://www.nytimes.com/2007/03/08/nyregion/08cnd-fire.html?_r=1&oref=slogin
Accessed 17Jan2008

Main title is my own, bolding is mine – F. P. Wilson 17Jan2008

"Big Love"?: HBO Skips True Polygamy in Islamic U.S.

By Debbie Schlussel March 20, 2006

HBO's new show, "Big Love," is getting a lot of hype. Airing in the prized post-Soprano's slot on Sundays at 10 p.m. Eastern, the show is about a lapsed Mormon in suburban Salt Lake City who has three wives and families.

But while the Mormon Church banned the practice of polygamy in 1890, another religion continues to encourage it to this day. Hint: It begins with an I, ends with an M, and has an S-L-A in the middle.

If you think men with four wives only happens in Utah, think again. If you think that, with Muslims, it only happens in some desert emirate over in the Middle East, also think again.

The fact is there are Muslim men with multiple wives living everywhere in America. But unlike the Mormons--most of whom don't practice polygamy anymore--Muslims with multiple wives aren't subject to ridicule, like HBO shows or Jay Leno jokes. And they aren't prosecuted, like Mormon Tom Green was.





HBO's Fictional "Big Love"; America's Real, Growing "Big Love"

There are Muslim polygamist men living not far from me in the Detroit area. They have one wife, to whom they were married in the eyes of the State, and several to whom they are married in the eyes of the mosque. While our government recognizes these marriages for Muslims, it enforces polygamy laws against everyone else. In Dearborn, Michigan--Islamic America' nucleus--statutory rape cases have been dismissed on the grounds that there was a marriage (of a 14-year-old girl! in one case) in the eyes of the mosque.

Here's a quote from Islamic commentator Hassan Hathout:

We American Muslims are subject to American law and we have the right of objection only if the law forces us to do something against Islam. . . . When an American Muslim takes a second wife (as is rumored to be the practice of some Islamic centers), the second wife is denied her "legal" proof of marriage, and will essentially be kept as a hidden or secret wife.

This is a huge drain on Infidel society, because there have been instances where Muslim polygamist marriages have been used to foment mortgage and bank fraud, as well as Medicaid fraud. In addition, the multiple wives are usually an excuse to milk the system, whether it's Medicaid or Aid to Families with Dependent Children or WIC (Women, Infants, and Children) aid.

But when it comes to Islamic polygamy on our shores, neither law enforcement--nor feminists constantly griping about exclusive golf clubs--are lifting a finger. While the Utah and Arizona Attorney Generals' offices investigate and issue reports about Christian polygamy in their states, not a word from their Michigan counterpart. The double standard is clear.

So where's HBO's "Big Islamic Love" show? Don't hold your breath. Only Christians need apply for the scorn. Muslims . . . totally off limits.

Posted by Debbie at March 20, 2006 11:41 AM

http://www.debbieschlussel.com/archives/2006/03/big_love_hbo_sk.html
Accessed 17Jan2006

What To Expect When You're Expecting a Co-Wife

WHY AMERICAN MUSLIMS DON'T CARE TO LEGALIZE POLYGAMY.

By Andrea Useem
Posted Tuesday, July 24, 2007, at 12:12 PM ET

This article appears in conjunction with a special weeklong series on Islam published by On Faith, the* Washington Post*'s religion blog. To read more, visit On Faith.



So, you're happily married to the Muslim man of your dreams when, suddenly, he drops the p-bomb: polygamy. For Aneesa Azeez, a 23-year-old Muslim convert and college graduate, her husband's announcement of his intention to marry a second wife devastated her. "I am shocked, hurt, angry and confused, all in one," she wrote in a letter to him.

Seems like a recipe for divorce, right? Polygamy is *illegal*, after all. But Azeez didn't play that card with her husband, 15 years her senior. Under the law that mattered to her—classical Islamic law—she accepted her husband's right to take up to four wives, as allowed by the Quran, as long as he could treat them equally.

At first, Azeez wrestled with jealousy toward her co-wife and pined for her husband on the nights and weekends he stayed with his second wife, who lived half an hour away.

But eventually, a peacefulness settled in her heart and a friendship with her co-wife blossomed: "I am in polygyny because I want to be," she wrote on her blog, Polygynous Blessings, whose initial entries are collected in a self-published book of the same title. (*Polygyny* is the more precise term for the type of polygamy in which a man marries more than one wife.) Azeez's blog is just one of several in which American Muslims write thoughtful, sometimes wry, but usually positive commentary about living polygamously; other notables include Thoughts of a First Wife and Big Faith.

Azeez, who works from her home in upstate New York as a newspaper copy editor, could be a poster child in the movement to legalize polygamy—the Muslim equivalent of the poignantly normal gay and lesbian couples lining up outside San Francisco's City Hall in 2004. But she won't be marching in the streets, calling for the legalization of polygamy, as some Protestant and ex-Mormon polygamists have been doing. For the tiny minority of American Muslims who engage in polygamy, its illegality is close to irrelevant. And for mainstream American Muslims, who are dealing with enough negative publicity as it is, let alone the fact that polygamy gives many of them the heebie-jeebies, the legal status quo suits them just fine.

So, while the existence of Azeez's book, which had sold 150 copies as of mid-July, won't necessarily prompt the Department of Homeland Monogamy to raise its threat level to yellow, American Muslim polygamists are still a group to watch.

For one thing, they may be almost as numerous as the fundamentalist Mormons who make all the headlines (and score big ratings for HBO). Debra Mubashshir Majeed, a religious studies professor at Beloit College who is researching a book on American Muslim polygamy, estimates that less than 1 percent of American Muslims indulge in the practice—and these practitioners are most often African-American Muslims or recent immigrants from West Africa. That percentage may seem infinitesimal, given that the most recent estimate of the American Muslim population puts their numbers at 2.35 million, but it does mean there are perhaps as many as 20,000 American Muslim polygamists. In comparison, the current best guess about the number of fundamentalist Mormons involved in polygamy in the United States, Mexico, and Canada is only 37,500, according to Brooke Adams, who covers the polygamy beat at the *Salt Lake Tribune*. (Yes, polygamy has its own beat—in Utah, at least.) And while Muslim polygamists are quiet now, their political awareness may grow over time; after all, fundamentalist

Mormon polygamists lived for decades in disparate and secretive communities, only recently emerging to claim their place at the civic table.

American Muslim polygamists are unafraid of prosecution, and they sometimes seem almost puzzlingly unconcerned with the illegality of their conjugal life. Azeez takes only minor steps to conceal her husband's identity, and only then to ensure his job is not jeopardized. "It's not like everyone is being rounded up and thrown in jail," she says—in stark contrast to fundamentalist Mormons who recall the raid of the Short Creek, Ariz., polygamist community in 1953. Similarly, Senegalese-American hip-hop star Akon casually revealed to a New York radio host in late 2006 that he not only had four mothers growing up but also currently has several wives at home in Atlanta. (He said he would go public with his "multimonogamous" family only if he had his own reality show. Just imagine it: *Big Love* meets *Run's House*.)

And prominent American Imam Siraj Wahhaj, who was the first Muslim cleric to ever offer the invocation at the U.S. House of Representatives, was quoted in Paul Barrett's 2007 book *American Islam** as saying that he performs polygamous unions at his Al-Taqwa mosque in Brooklyn, N.Y. "If a man can have a hundred girlfriends, and it's legal, I don't say you can't have more than one wife," he reasons. Of course, Wahhaj is in the minority on this point; most mainstream imams would not condone the open flouting of the law. Tahir Anwar, imam of a well-established San Jose, Calif., mosque, writes in an e-mail that he would discourage any Muslims seeking a polygamous marriage and would not perform the ceremony: "It is not allowed in the land that we live in, a land to whom we have promised that we will follow all of its laws."

This idea that Muslims are contractually bound to follow the laws of the country in which they live—an idea rooted in the sayings of the Prophet Mohammed—is theologically sound, but only up to a point. It presumes that the laws of the land are immutable. It presumes that America is not, in fact, a place where a motivated group of individuals can mobilize others to change laws and social mores.

So, why aren't all American Muslim leaders jumping on the "legalize polygamy" bandwagon? After all, Muslim parents have banded together to call for public schools to recognize Muslim holidays, and Muslim cabdrivers are trying to protect their right to refuse alcohol-carrying passengers; shouldn't American Muslim leaders step in to secure the rights of their co-religionists to exercise their marital preferences?

As urban anthropologist Robert Dannin points out in his 2002 ethnography, *Black Pilgrimage to Islam*, some of the most intense and divisive feelings about polygamy are found within the Muslim community itself. Many Muslim women, of course, are frankly relieved that the law of the land forbids husbands from taking multiple wives. But Muslim religious leaders, who are by definition male, may have slightly different motivations in accepting the legal status quo. At a moment when leading presidential candidates can suggest the routine wiretapping of mosques and nearly half of the American public has a negative view of Islam, championing polygamy hardly seems like a winning strategy.

Back in 1890, when the federal government was preparing to dissolve the Mormon church, confiscate its property, and possibly even disenfranchise all its members in large part because of polygamy, the church's then-president, Wilford Woodruff, publicly declared his advice to all Latter-Day Saints to "refrain from contracting any marriage forbidden by the law of the land." Although American Muslim leaders have not been backed into such an uncomfortable corner, they are quietly issuing their own 1890 manifesto: consenting to theological accommodation as a price of American belonging.

Correction, July 25, 2007: *This article originally misstated the release date of* American Islam, *by Paul M. Barrett. It was released in 2007. (Return to the corrected sentence.)*

http://www.slate.com/id/2170977/pagenum/all/
Accessed 17Jan2007

ATT. JJ

Unveiled Women and 'Uncovered Meat'

by Robert Spencer
Posted Nov 02, 2006

The Mufti of Australia, Sheikh Taj al-Din al-Hilali, has gained international attention this week by saying that women are generally at fault if they are raped. He explained that rape is "90 percent the woman's responsibility....If you take uncovered meat and put it on the street, on the pavement, in a garden, in a park, or in the backyard, without a cover and the cats eat it, then whose fault will it be, the cats, or the uncovered meat's? The uncovered meat is the disaster....If the woman is in her boudoir, in her house and if she's wearing the veil and if she shows modesty, disasters don't happen."

In the uproar that followed, Muslim leaders in Australia and elsewhere distanced themselves from Al-Hilali. Ali Roude of the New South Wales Islamic Council declared that Al-Hilali had "failed both himself and the Muslim community." Al-Hilali also had defenders. Abduljalil Sajid of the Muslim Council of Britain said that al-Hilali's remarks had been taken out of context, and affirmed that "loose women like prostitutes" encourage immorality in men.

It was also surprising that Al-Hilali's remarks generated any uproar at all. After all, the idea that a woman is responsible if she is raped did not originate with him, and this was not the first time it has been enunciated in the West. One notorious example occurred in September 2004 in Denmark, when the mufti Shahid Mehdi of the Islamic Cultural Center in Copenhagen said on the Danish television program "Talk to Gode" that women who venture outside without a hijab are "asking for rape."

Australian Muslim moderate leader Tanveer Ahmed acknowledged that "what Hilali says is consistent with a strict, conservative interpretation of Islam....As long as Muslims view their religion as sitting above history and culture -- with the Koran as the literal word of God, which in their view makes Islam undebatable -- there will always be Hilalis who can point to certain texts and argue for a social and legal structure consistent with 7th-century Arabia....This is a man who knows the Koran in intimate detail and his views are consistent with a strict reading of the Muslim holy book."

They are also, unfortunately, consistent with the example of Muhammad, Islam's prophet, as I show in my book "The Truth About Muhammad." The Koran tells men: "And all married women (are forbidden unto you) save those (captives) whom your right hands possess" (4:24) -- that is, slave girls who are considered the spoils of war. All too often in Western countries, particularly in Europe's restive Muslim enclaves, young Muslim men have understood this as permitting the rape of non-Muslim women who venture out uncovered -- in accord with Shahid Mehdi's statement.

What's more, in traditional Islamic law rape cannot be established except by the testimony of four male witnesses who saw the act, as stipulated by Koran 24:4 and 24:13. Consequently, it is even today virtually impossible to prove rape in lands that follow the dictates of the Sharia. Unscrupulous men can commit rape with impunity: as long as they deny the charge and there are no witnesses, they get off scot-free, because the victim's account is inadmissible. Even worse, if a woman accuses a man of rape, she may end up incriminating herself. If the required male witnesses can't be found, the victim's charge of rape becomes an admission of adultery. That accounts for the grim fact that as many as seventy-five percent of the women in prison in Pakistan are, in fact, behind bars for the crime of being a victim of rape.

In light of all this, al-Hilali's remarks should not be surprising -- but they should cause concern. For they illustrate the fact that the clash of civilizations isn't just taking place where the warriors of jihad are fighting today. It is right at home, in Western countries where our deeply-held cultural values are being subjected to an increasingly forthright and assertive challenge. If we do not defend them now, it is those who agree with Sheikh al-Hilali who will determine the mores of the future.

Their No-State Solution

Mark Steyn - **Happy Warrior – National Review – 19MAR2007**

If you read the paper, you'll notice that there are a handful of places that attract the attention of everybody who matters — the U.N., EU, IAEA, NGOs, the full alphabet soup. You'll further notice that, for the fellows pressing ahead with Iran's nuclear program or mopping up the few remaining opportunities for mass murder in Darfur, attracting the attention of the planet's A-listers seems to make not a jot of difference. The bigshot acronyms hold meetings, and the crises they're holding the meetings over trundle along pretty much on schedule.

What then of those problems that don't even catch the jet set's eye? It was about three years ago that I began following events in southern Thailand — the old Sultanate of Pattani, to us Mad Dogs and Englishmen. It was the numbers at first: Muslim "insurgents" were murdering over a hundred people a month, which seemed rather on the high side. Then I started looking for the bloody details behind the statistics: the two Laotian-immigrant farm workers beheaded for . . . well, for what? The Thai government isn't occupying Palestine or invading Iraq or stationing troops in Saudi Arabia. And for a while I took to citing the country's southern provinces as a bit of list filler to demonstrate the splendidly ecumenical nature of the jihad: Muslims vs. Jews in the West Bank, Muslims vs. Christians in Nigeria, Muslims vs. Hindus in Kashmir, Muslims vs. Buddhists in Thailand.

Aside from bringing up the rear in my planetary generalizations, what's going on? The *International Herald Tribune*, in a brief story on the daily barrage of bombings and beheadings, decided it made no sense:

The insurgency is all the more difficult to combat because it does not show its face. Unlike similar movements around the world, this one has not set out its demands or published a manifesto. It is a collection of violent groups without an identifiable central leadership.

You don't say. Now why would that be? When the *Herald Tribune* refers to "similar movements around the world," it seems to be harking back to the good old days of 1960s nationalist movements. Your old-school insurgent got into the insurgency game against the state because he wanted to *be* the state: The object was to have your flag fluttering from the palace and swear yourself in as President-for-Life. A generation or so back, there were such groups running around Pattani promoting a more or less conventional Malay-Muslim secessionist movement. But, as in other parts of the globe, the disaffected have become co-opted into something bigger. Who wants to settle for being minister of transport when you can be part of a new caliphate that overthrows the entire global order?

To modify the Palestinian peace-process clichés, these "collections of violent groups" are in favor of a no-state solution. In Thailand, they target the lowest officials of the kingdom — schoolteachers, policemen, and municipal functionaries. The object is to emphasize that not only can these people not protect you but associating with them is likely to endanger you, too. If the state reacts with a bloody crackdown on Muslims, that's good news for the insurgents. If the state instead dithers uncertainly, that works, too. The Buddhist villages in the south are emptying out, week by week, remorselessly.

There are no-state solutions popping up hither and yon these days, from Somalia to southern Lebanon to Waziristan. If you can hollow out a state from within, the husk provides useful cover for all kinds of activities, as we should have learned from Afghanistan. In fact, these non-state actors practice a more effective multilateralism than most great powers. There's a kind of United Non-Nations Insecurity Council out there that seems all but impervious to disruption. According to the South Asia Analysis Group, a thousand Pattanis are studying in Pakistani madrassahs and Wahhabi-Deobandi money and ideology from Waziristan is the principal source of radicalization of Thai Muslims.

In the wake of the July 2005 London Tube bombings by British-bred Muslims with strong ties to Pakistan, General Musharraf officially banned any non-Pakistani students from studying in his country's toxic madrassahs. Unofficially, life went on much as before. That's another advantage of the no-state solution: In effect, the Islamists move Western allies into the field of fire. The roots of many problems from the Horn of Africa to Iraq to Southeast Asia to northern England lie in the Pakistani tribal lands, but Washington has no desire to add to General Musharraf's woes. Likewise, the king of Thailand's increasingly nominal sovereignty over Pattani and the "government" of "Lebanon"'s over Hezbollahstan provide similar cover.

And what of the other end of the ideological pipeline? East is East and West is West and ne'er the twain shall meet, but Kipling never saw Heathrow and Manchester airports when the flights land bearing Pakistani wives from the old villages for young Muslim husbands in Bradford and Leeds and Birmingham and Bristol. There, too, is another no-state solution in the making.

Do you know Thomas P. M. Barnett? He's a very successful author, wonderfully optimistic and full of terrific technocratic advice on how to integrate the "gap" — the collapsed fringes of the map — into the functioning "core." I'm a pessimist. If the fellows who run the Western world took Dr. Barnett's advice, things would be swell. But in practice it's very difficult to crank the State Department or the EU into action, and by the time they move it's too little, too late. And those crises that don't even make the headlines, like the Buddhist villages of southern Thailand, will bleed quietly to the dark fringes. Where's Richard Gere's Oscar-night speech when you need it?

ATT. LL

MARK STEYN

Life Is Not a Bumper Sticker

National Review, March 5, 2007 Edition (Happy Warrior)

I have the most professional publishers I've ever had. Regnery, that is. They're in the business of shifting product in large quantity, and to that end they've had me staggering from one radio or TV interview to another for months on end, plugging my book on the dangerously enfeebled state of Western civilization. Mostly to the usual suspects, I have to admit: Fox, right-wing talk radio, and so on. But a few weeks ago I suggested to my publicist that, much as I enjoyed taking calls that began, "Your book is the best book I've read in my entire adult life," I wouldn't mind doing a few shows from the other side, down the NPR-PBS end of things.

My publicist pursed her lips. "We could book you on those shows," she said. "But I'm not sure it's a good idea."

"Don't worry, I can handle it," I insisted. "It'll keep me sharp, on my toes, thinking on my feet, responding vigorously to hostile questioning."

"I didn't mean that," she said. "I meant going on those shows doesn't sell a lot of books." As she sees it, your nutso right-wing author does ten minutes on WZZZ Hate-Talk AM at three in the morning and the local Borders sells out the next day. Whereas he's interviewed for an hour by Terry Gross on NPR and it sends precisely two listeners out to their bookstore, and only to buy that Andrew Sullivan doorstopper on everything that's gone wrong with conservatism.

"It's not about sales," I protested. "What profiteth it a man if he maketh a gazillion bucks but loseth hith entire thivilithathion?" As she wiped the Niagara of saliva off her face, I explained that we can't keep preaching to the choir, we've got to try to persuade folks of the merits of the case, etc. Well, she promised to do her best, and so I've found myself taking the first tentative steps into the hostile territory of various public-radio shows.

And a bit dispiriting it is, too. I don't mind the conspiracy guys and the all-about-oil obsessives. That's all good fun. But what befuddles me are the callers who aren't foaming and partisan but speak in almost eerily calm voices, like patient kindergarten teachers, and say things like "I find it very offensive that your guest can use language that's so hierarchical" — i.e., repressive Muslim dictatorships are worse than pluralist Western democracies — and "We are confronting violence with violence, when what we need is nonviolent conflict resolution that's binding on all sides" — i.e. . . . well, i.e., whatever.



Fortunate in his enemies
KPA/Zuma

Half the time these assertions are such enervated soft-focus blurs of passivity, there's nothing solid enough to latch on to and respond to. But when, as they often do, they cite Martin Luther King or Mahatma Gandhi, I point out that we're not always so fortunate as to find ourselves up against such relatively benign enemies as British imperial administrators or even American racist rednecks. King and Gandhi's strategies would not have been effective against fellows who gun down classrooms of Russian schoolchildren, or self-detonate at Muslim weddings in Amman, or behead you live on camera and then release it as a snuff video, or assassinate politicians and as they're dying fall to the ground and drink their blood off the marble. Come to that, King and Gandhi's strategies would not have been effective against the prominent British Muslim who in a recent debate at Trinity College, Dublin, announced that the Prophet Muhammad's message to infidels was "I come to slaughter all of you." Good luck with the binding nonviolent conflict resolution there.

And at that point there's usually a pause and the caller says something like "Well, that's all the more reason why we need to be even more committed to nonviolence." Or as a lady named Kay put it: "We have a lot of work to do then so that some day a long way down the road they won't want to slaughter us."

There may, indeed, come a day when they won't want to slaughter us, but it may be because by that day there's none of us left to slaughter. She had just told me that "we're all in this together. I don't care if you're Jewish, Christian, Muslim, Buddhist." Good for you. Unfortunately, they *do* care. In Gaza, in Sudan, in Kashmir, in southern Thailand, they care very much. But the great advantage of cultural relativism is that it absolves you of the need to know anything. For if everything's of equal value, why bother learning about any of the differences?

On the whole I prefer those Americans who tune out the foreign-policy bores for wall-to-wall Anna Nicole Smith coverage: At least they've got an interest — ask them about the latest scoop on the identity of the father of her child and they'll bring you up to speed. By contrast, a large number of elite Americans are just as parochial and indifferent to the currents of the age; the only difference is that they choose to trumpet it as a moral virtue. And you can't avoid the suspicion that, far from having "a lot of work to do," a lot of us are heavily invested in a belief in "pacifism" because it involves doing no work at all — apart from bending down once every couple of years and slapping the "CO-EXIST" bumper sticker on your new car.

Or as I said somewhat tetchily to one caller, "Life isn't a bumper sticker." Which, come to think of it, would make rather a good bumper sticker.

ATT. MM

happy warrior

MARK STEYN – National Review, December 31, 2006

The Apocalyptic Jackpot

You gotta love these alternative theories for the murder of Alexander Litvinenko, the late "Russian dissident" (and there's a phrase one hadn't expected to make a comeback quite so soon). Relax, say the Kremlinologists (and there's another), it wasn't Putin who had the guy whacked. It was rogue elements within the state apparatus who gained access to supposedly secure facilities and then contaminated five international jets and dozens of joints all over London in order to pull off the world's first radiological assassination.

Oh, well, that's okay then. Nothing to worry about.

The late Mr. Litvinenko, on the other hand, added to the story some last-minute wrinkles of his own. On his deathbed, the former KGB agent converted to Islam and asked that one day his corpse be reburied in a peaceful and independent Chechnya.

Now what's that about? Well, like many in Russian political and media circles — including his fellow murder victim Anna Politkovskaya — Litvinenko had become intrigued by the 1999 Moscow apartment-house attacks that killed 300 people and provided the pretext for the Second Chechen War: Were they, in fact, a setup intended to advance the career of Vladimir Putin? In other words, his entire presidency is founded on a lie. One can understand why a belief in such a conspiracy might destroy one's faith in one's country, and even that it might lead one to embrace Chechen separatist leaders, as Litvinenko did. But it doesn't entirely explain the Muslim-conversion business.

I say somewhere or other in my new book that, just as the export of Russia's ideology was the biggest destabilizing factor in the last century, so the implosion of that ideology could be one of the biggest in this century. That's to say, what's left of the Soviet Union has hit the apocalyptic jackpot: The Middle East has Islamists, Africa has AIDS, and North Korea has nukes, but only Russia has the lot — a disease-riddled Slav population and a fast-growing Muslim population jostling atop a colossal nuclear arsenal. The Litvinenko murder is only the first of many stories in which Islam, nuclear materials, and Russian decline will intersect in novel ways.



Late convert
Getty

There are 10 million people in Moscow. Do you know how many of them are Muslim? Two and a half million. Or about a quarter of the population. The ethnic Russians are older; the Muslims are younger. The ethnic Russians are already in net population decline; the Muslim population in the country has increased by 40 percent in the last 15 years. Seven out of ten Russian pregnancies (according to some surveys) are aborted; in some Muslim c[illegible]ties, the fertility rate is ten babies per woman. Russian men have record rates of heart disease, liver disease, drug addiction, and AIDS; Muslims are the only guys in the country who aren't face down in the vodka.

Faced with these trends, most experts extrapolate: Thus, it's generally accepted that by mid-century the Russian Federation will be majority Muslim. But you don't really need to extrapolate when the future's already checking in at reception. The *Toronto Star* (which is Can[illegible]gest-selling newspaper and impeccably liberal) recently noted that by 2015 Muslims will make up a majority of Russia's army.

Hmm. That'll add an interesting dimension to the Chechen campaign. Say what you like about Russia but it doesn't want for plot twists. It is, in that sense, a textbook example of Donald Rumsfeld's "known unknowns": a thing we know we don't know. What will happen in Russia? A remorseless evolution into a majority-Muslim state? Bosnian-style civil war? The secession of a dozen or so of Russia's 89 federal regions? A Muslim military coup? Or a panicky attempt to arrest decline by selling off your few remaining assets, including national resources to the Chinese and nukes to anyone who wants them? None of us knows, but we should know enough to know we don't know. The Russia of 15 years ago is already ancient history.

Which brings me, alas, to the Iraq Study Group. This silly shallow report, of which James Baker, Lee Hamilton, and the rest should be ashamed, betrays no understanding of how fast events are moving. It falls back on the usual multilateral mood music. It wants Iraq, Iran, Syria, Israel, and everything else to be mediated by the transnational jet set — the Big Five at the U.N., the EU, the Arab League. Just for starters, look at the permanent members of the Security Council: America, Britain, France, Russia, China. What's the old line on those fellows? The World War II victory parade preserved in aspic? If only.

By 2050, Russia will be the umpteenth Muslim nuclear power, but the first with a permanent seat on the Security Council. Or maybe the second, if France gets there first. And, judging from London literary offerings like George Walden's *Time To Emigrate?*, Britain might not be far behind. But, as I said above, forget the extrapolations: Already, domestic Muslim constituencies are an important factor in the foreign-policy thinking of three out of the Big Five. Are Baker and Hamilton even aware of that?

As I always say, there is no "stability." We thought we'd "contained" Soviet Communism. Instead, the social pathologies that took hold during the Russian people's half-century of "containment" will have profound consequences for us and the rest of the world long after the last Commie is dead and buried.

happy warrior

MARK STEYN - National Review, February 12, 2007

Tea for Terrorists

"Mosque" is a term that covers a multitude of architectural sins these days, but the one at Regents Park in London is the real deal. Big golden dome above the treetops, 140-foot minaret. I used to live nearby and I must have strolled past it hundreds of times, and if I ever did give it a second glance in those days it was only to marvel: "Wow! That Hindu temple is totally awesome."

I walked by it the other week for the first time in a long while. How did it get to sit on such a piece of prime London real estate? You can thank His Majesty's Government for that. In 1940, they allocated a hundred thousand pounds to buy land for a London mosque. The British Empire had millions of Muslim subjects and on the whole they'd been supportive of the war effort, and it seemed appropriate that this should be acknowledged in the heart of the metropolis. King George VI opened the Islamic Cultural Centre on the site in 1944. It's the best-attended mosque in Britain. If there is a "moderate" Islam in the West, this is it.

So what goes on there? Well, if you swing by the bookstore, you can pick up DVDs of hot preachers like Sheikh Feiz, who does these hilarious pig noises every time he mentions the Jews — "Oh, Muslim, behind me is the Jew [*snort snort*]. Come and kill him [*snort snort*]." You can also buy tapes from Sheikh Yasin, a celebrity American "revert" (i.e., convert) to Islam, in which he explains that you should "beat women lightly," and that a Muslim can never be friends with a non-Muslim, and that Christian missionaries deliberately introduced AIDS to Africa by putting it in the vaccines for other diseases. Another "revert," Jermaine Lindsay, got the jihad fever at the mosque and then went and self-detonated in the July 7 bombings.

If the Regents Park mosque has been "radicalized," then there are no non-radical mosques.

When I lived in the neighborhood, you'd see T-shirted tourists snapping each other with the dome in the background. That's what it was for most of us: an exotic backdrop. Inside, one assumed, they talked about Allah and Muhammad, and where's the harm in that? We looked on it in multicultural terms — that's to say, as a heritage issue: a link for immigrants back to the old country. It never occurred to us that it was an ideological bridgehead. But listen to Ijaz Mian, secretly taped by Britain's Channel 4 at the Ahl-e-Hadith mosque in Derby:

King, Queen, House of Commons: If you accept it, you are a part of it. If you don't accept it, you have to dismantle it. So you being a Muslim, you have to fix a target. There will be no House of Commons. From that White House to this Black House, we know we have to dismantle it. Muslims must grow in strength, then take over. . . . You are in a situation in which you have to live like a state-within-a-state — until you take over.

Where's the religious content? Where's the contemplation of the divine? Don't look for it at the Sparkbrook mosque in Birmingham recently praised by Tony Blair for its contribution to tolerance and diversity. Last June they were celebrating the killer of a British Muslim soldier in Afghanistan: "The hero of Islam is the one who separated his head from his shoulders."



The Regents Park mosque, an exotic backdrop no more

These aren't sermons and these men aren't preachers. They're ideological enforcers on an explicitly political project with branch offices on Main Streets across the Western world. Imagine the Second World War with St. Adolf's Parish Church on every English village green, or the Cold War with a Soviet Orthodox Church in every midsized town in all 50 states.

Ijaz Mian trained in Saudi Arabia. The bookstore at the Regents Park Mosque is run by a company headed by a Saudi diplomat, Ahmad Al-Dubayan. The Saudis control mosques, and schools, and think tanks, and prison-chaplaincy programs — and much else, too. I'd be calling for a blue-ribbon commission to investigate Saudi subversion of the U.S. but pretty much everyone who'd wind up sitting on it would be on the Saudi gravy train one way or another. As Christopher Hitchens put it: "If, when reading an article about the debate over Iraq, you come across the expression 'the realist school' and mentally substitute the phrase 'the American friends of the Saudi royal family,' your understanding of the situation will invariably be enhanced."

Very droll. The trouble is there are so many "American friends of the Saudi royal family." Jimmy Carter's Carter Center was founded largely on King Fahd's mountain of cash, and in recent years its biggest donors included Saudi prince Alwaleed bin Talal. It never occurred to me in the fall of 2001 that five years on nothing would have changed except that we'd be shoveling even more gazillions of petrodollars into Saudi Arabia and they in turn would be shoveling even more back at us in a brilliantly synergized subversion operation, funding not only the radical imams and their incendiary progeny but also the think tanks and study groups and Nobel Prize winners who ponder the best way to appease them. The Saudis are hollowing out Britain from within, and in America they're hollowing out significant non-military components of national power — diplomatic, academic, and cultural. Listen to the men in those mosques and then ask: Where's our ideological offensive?

ATT. OO

Islamic Supremacism in Britain

by Robert Spencer Posted: 01/26/2007

For last week's "Dispatches" program on Britain's Channel Four, a reporter with a hidden camera entered Birmingham's prominent Green Lane mosque and other leading mosques in Britain. He found Islamic supremacism, hatred of Jews and Christians, and the subjugation of women preached in them.

The mosques, of course, are in heavy damage-control mode. A press release at the Green Lane mosque website complains that "this so-called 'undercover' investigation merely panders to age-old anti-Muslim prejudices by employing the time-honored tradition of cherry picking statements and presenting them in the most inflammatory manner."

The statement doesn't address the obvious fact that it would be difficult, if not impossible, to cherry pick statements anywhere near as inflammatory as those recorded in the Green Lane mosque from proceedings in any Jewish, Christian, Hindu or Buddhist house of worship.

Among the statements recorded in the Green Lane mosque were these about women:

- "Allah has created the woman—even if she gets a Ph.D.—deficient. Her intellect is incomplete, deficient. She may be suffering from hormones that will make her emotional. It takes two witnesses of a woman to equal the one witness of the man."
- "By the age of 10, it becomes an obligation on us to force her to wear hijab, and if she doesn't wear hijab, we hit her."
- "Men are in charge of women. Wherever he goes, she should follow him and
- she shouldn't be allowed leave the house without his permission."

How extremist! And how inveterately Koranic. The Muslim holy book declares that a woman's testimony is worth half that of a man: "Get two witnesses, out of your own men, and if there are not two men, then a man and two women, such as ye choose, for witnesses, so that if one of them errs, the other can remind her" (Koran 2:282). It also says: "Men are in charge of women, because Allah hath made the one of them to excel the other, and because they spend of their property (for the support of women). So good women are the obedient, guarding in secret that which Allah hath guarded. As for those from whom ye fear rebellion, admonish them and banish them to beds apart, and scourge them" (4:34).

The same is true of the statements about Britain and the Islamic state:

- "You have to live like a state within a state until you take over."
- "We want the laws of Islam to be practiced. We want to do away with the man-made laws."

These ideas are an extrapolation of Koranic passages such as 9:29, which assume that Muslims will wield state power over Jews and Christians, exacting from them a poll tax (jizya) and making sure they pay it "with willing submission, and feel themselves subdued." There is no concept in the Koran, Islamic tradition or Islamic law of non-Muslims living as equals with Muslims in an Islamic state: Muslims must be in a superior position.

The fact that the views expressed by the Muslims in the Channel Four documentary can easily be found in the Islamic scriptures suggests that the problem is far larger than a few mosques that were thought to be "moderate" but turn out to be "extremist." It is a problem that is quite deeply rooted within traditional Islam and must be treated as such. Muslims who sincerely reject the idea that Islamic law must be instituted in Britain and that women and non-Muslims must be subjugated should welcome the documentary as an opportunity not only to expel "extremists" from their ranks but also to formulate a comprehensive rejection and refutation of their understanding of Islam.

But so far, the Muslim Council of Britain, the Muslim Public Affairs Committee of the United Kingdom, the Federation of Student Islamic Societies, and the UK Islamic Mission have all denounced the program as "Islamophobic." None have taken even a single step to combat the spread of the understanding of Islam depicted in the show or to mitigate the elements of Islam that incite to violence and inculcate Islamic supremacism.

And that, itself, is very telling.

Reading and Writing and Ramadan

The Muslim Council of Britain's plan for "sensitizing" the schools

by Irfan al-Alawi & Stephen Schwartz 03/12/2007, Volume 012, Issue 25 The Weekly Standard

London
The Muslim Council of Britain (MCB) is the leading institution representing Sunni Muslim fundamentalism in the United Kingdom. An independent umbrella association of some 400 mosques, educational and charitable institutions, women's and youth groups, and professional bodies, it came into being in 1997. It has generally reflected the ideologies of the Egyptian Muslim Brotherhood, the Saudi Wahhabi cult, and the Deobandi jihadists of Pakistan, whose thinking underlay the Taliban regime in Afghanistan.

The council's new secretary general is the Bangladesh-born Muhammad Abdul Bari. He succeeds the infamous Sir Iqbal Sacranie, who endorsed threats against the novelist Salman Rushdie, saying: "Death, perhaps, is a bit too easy for him." Sacranie and the MCB protested the publication of the Muhammad caricatures in Denmark. The council boycotts Britain's Holocaust Memorial Day, observed each January 27, with the argument that an occasion for remembrance should be established for all victims of genocide, and not merely for the Jews killed by Hitler. It produces a steady stream of excuses for suicide terror in Israel and Kashmir. Yet the council professes moderation.

Now, however, its authentic agenda is discernible in its new recommended guidelines for accommodating Muslim students in British state schools--equivalent to the public school system in the United States. Just published, the guidelines are entitled "Towards Greater Understanding--Meeting the Needs of Muslim Pupils in State Schools: Information & Guidance for Schools" and can be downloaded at *www.mcb.org.uk*. The guidelines call upon British schools to "respond positively to meeting the needs of Muslim pupils." It's a tall order.

The first challenge is to grasp the comprehensive nature of the Muslim faith. "The faith commitments of Muslim pupils and their families encompass all aspects of everyday life and conduct, including daily life in school," explains the foreword. To realize this, school teachers and administrators should undergo cultural awareness training. Indeed, the ordinary assumption that pupils' religion is a private matter is problematic. As the guidelines explain:

Some community schools adopt a policy where the religion and faith of their pupils is strictly regarded as a matter of private and personal concern for each pupil and is therefore not appropriately addressed within the school. This approach makes it more difficult for schools to appreciate and respond positively to meeting some of the distinctive spiritual, moral, social and cultural needs of Muslim children.

Instead, schools should not only "recognise and affirm" Muslim needs, they should protect Muslim children from "situations involving conflicts of belief or conscience . . .likely to have an alienating effect where pupils may feel that they are not valued and may give rise to inappropriate assumptions that in order to progress in society they will have to compromise or give up aspects of who they are, and their religious beliefs and values."

This is important for standard multicultural reasons--"for Muslim pupils' sense of self-esteem and worth"--but also because Islam is special. "Although there are many similarities with other faith groups, many of the issues facing Muslim pupils are different in kind and in degree. Schools need to be better informed and have greater and more accurate appreciation of their Muslim pupils' needs."

On the matter of clothing, the MCB explains, "In principle the dress for both boys and girls should be modest and neither tight-fitting nor transparent and not accentuate the body shape. In practice this means a wide variety of styles are acceptable. In public boys should always be covered between the navel and knee and girls should be covered except for their hands and faces, a concept known as 'hijab.'" A footnote adds, "For some Muslims fulfilling this requirement may mean the wearing of the jilbab (a long outer garment down to the ankles)." Further, "schools should accommodate Muslim girls so that they are allowed to wear a full-length loose school skirt or loose trousers, a long-sleeved shirt and a head scarf to cover their hair."

These comments presume that many British Muslim school children will be dressing in the manner of women in Saudi Arabia. Strict *hijab* and *jilbab* are largely absent from such Muslim countries and regions as Bosnia-Herzegovina, Albania, Turkey, Central Asia, and Southeast Asia, and are rare among the urban population in North Africa, Syria, Lebanon, Iraq, and the crescent of "normal" Gulf states from Jordan to Yemen.

A two-page section of the MCB guidelines calls for a Muslim diet at meals. Then there is the need for time and facilities for prayer by Muslim children at least once a day. Again, the MCB is careful to stipulate the special requirements of fundamentalists: "Schools should be aware that some pupils may request separate prayer facilities for boys and girls, as they may feel more comfortable praying in a single-gender group." Schools should also provide extra "water cans or bottles" for washing of the hands, mouth, face, arms to the elbow, feet, and private parts before prayer.

On Friday afternoons, Muslims attend collective prayer including a sermon (Muslim males, that is: the guidelines state this is "optional or recommended" for females). The MCB suggests that "a suitable external visitor, a teacher or an older pupil" may lead the observance. This opens the door to the entry of extremist imams in state schools, much as radical chaplains have been incorporated into the American penal system.

The council urges special "awareness training" for teachers about the Muslim fasting month of Ramadan. Further, MCB warns, this is a poor time to schedule examinations "since the combination of preparing for exams and fasting may prove challenging for some pupils."

Some rescheduling of studies may also be in order. We read, "Whilst fasting, Muslims are not permitted to engage in any sexual relations and are expected to take measures to avoid sexual thoughts and discourse. Schools are therefore advised to avoid scheduling the teaching of sex and relationship education, including aspects that are part of the science curriculum, during Ramadan." Thus, Islamist thought control is to be insinuated into British schools. The MCB holds up as "good practice" in state schools to include all children, not just Muslims, in celebrating "the spirit and values of Ramadan through collective worship or assembly themes and communal Iftar (collective breaking of the fast)."

Given such special pleading for Ramadan, it is unsurprising that the MCB also calls for the Muslim holidays of Eid al-Fitr (the end of Ramadan) and Eid al-Adha (the end of the pilgrimage or hajj month) to be appropriately observed:

Schools may want to share sweets amongst all children to mark this event. In addition, schools may make the normal school meals a special Eid meal for all the children and invite some parents and special guests. Holding balls and discos to celebrate Islamic festivals would be considered inappropriate by Muslim parents. Piling one entreaty on another, the guidelines explain the complications of the Sunni calendar that makes consultation with outside authorities advisable for schools:

As Eid days are based on the lunar calendar, there can be some uncertainty in determining the exact dates of the two Eids in advance. This makes planning for Eid holidays difficult. Schools are advised to liaise with their local mosque or other Muslim organisations for more information. . . . There are a number of other important occasions in the Islamic calendar which schools can recognise through assembly themes. They include the Islamic New Year (Hijrah), Night of Power (Lailatul Qadr), Birthday of the Prophet Muhammad (peace be upon him) and the day of Ashurah.

Turning to children's sports, the MCB reinforces its fundamentalist program for sex-segregation and modesty:

Some sports involve physical contact with other team players, for example basketball and football. Most Muslim parents would find it objectionable for boys and girls to play such sports in mixed-gender groups. Schools can respond positively to this concern by making sure that contact sports are always in single-gender groups. . . . Some schools may have policies for children to shower at school after sports activities. These arrangements sometimes take the form of naked communal showering, which involves profound indignity. The practice of allowing Muslim children to shower in bathing costumes or shorts does not solve the problem if other pupils are naked in the same communal shower area. Islam forbids nakedness in front of others or being among others who are naked. . . . The practice of boys and girls swimming in mixed-group sessions or being exposed to complete nakedness of others, when changing, is unacceptable for reasons of modesty and decency to Muslim parents. . . .Schools should make every effort to provide a single-sex environment for swimming and allow Muslim children to wear swimwear that complies with the requirements of modesty and decency according to the teachings of Islam. Some schools have been able to meet these requirements in providing an appropriate single-gender environment and also allowing girls to wear full leotards and leggings in the pool. Provided these guidelines are adhered to, there should be no reason why Muslim children should be withdrawn from swimming lessons.

In another forthright statement of Islamic fundamentalism, the guidelines object to most dance and music.

Muslims consider that most dance activities, as practised in the curriculum, are not consistent with the Islamic requirements for modesty as they may involve sexual connotations and messages when performed within mixed-gender groups or if performed in front of mixed audiences. Most primary and secondary schools hold dance in mixed-gender classes and may include popular dance styles, in which movements of the body are seen as sexually expressive and seductive in nature. . . . [M]ost Muslim parents will find little or no educational merit or value in dance or dancing after early childhood and may even find it objectionable on moral and religious grounds once calendar that makes consultation with outside authorities advisable for schools:

As Eid days are based on the lunar calendar, there can be some uncertainty in determining the exact dates of the two Eids in advance. This makes planning for Eid holidays difficult. Schools are advised to liaise with their local mosque or other Muslim organisations for more information. . . . There are a number of other important occasions in the Islamic calendar which schools can recognise through assembly themes. They include the Islamic New Year (Hijrah), Night of Power (Lailatul Qadr), Birthday of the Prophet Muhammad (peace be upon him) and the day of Ashurah.

Turning to children's sports, the MCB reinforces its fundamentalist program for sex-segregation and modesty:

Some sports involve physical contact with other team players, for example basketball and football. Most Muslim parents would find it objectionable for boys and girls to play such sports in mixed-gender groups. Schools can respond positively to this concern by making sure that contact sports are always in single-gender groups. . . . Some schools may have policies for children to shower at school after sports activities. These arrangements sometimes take the form of naked communal showering, which involves profound indignity. The practice of allowing Muslim children to shower in bathing costumes or shorts does not solve the problem if other pupils are naked in the same communal shower area. Islam forbids nakedness in front of others or being among others who are naked. . . . The practice of boys and girls swimming in mixed-group sessions or being exposed to complete nakedness of others, when changing, is unacceptable for reasons of modesty and decency to Muslim parents. . . .Schools should make every effort to provide a single-sex environment for swimming and allow Muslim children to wear swimwear that complies with the requirements of modesty and decency according to the teachings of

Islam. Some schools have been able to meet these requirements in providing an appropriate single-gender environment and also allowing girls to wear full leotards and leggings in the pool. Provided these guidelines are adhered to, there should be no reason why Muslim children should be withdrawn from swimming lessons.

In another forthright statement of Islamic fundamentalism, the guidelines object to most dance and music.

Muslims consider that most dance activities, as practised in the curriculum, are not consistent with the Islamic requirements for modesty as they may involve sexual connotations and messages when performed within mixed-gender groups or if performed in front of mixed audiences. Most primary and secondary schools hold dance in mixed-gender classes and may include popular dance styles, in which movements of the body are seen as sexually expressive and seductive in nature. . . . [M]ost Muslim parents will find little or no educational merit or value in dance or dancing after early childhood and may even find it objectionable on moral and religious grounds once children have become sexually mature (puberty). Some parents may consider it to be acceptable within a single-sex context provided the dance movements have no sexual connotations. As dancing is not a normal activity for most Muslim families, Muslim pupils are likely to exhibit reluctance to take part in it, particularly in mixed-gender sessions. By the same token, dance performances before a mixed gender audience may also be objectionable. . . . [P]arental requests for children to be excused from dance should be treated as an issue of religious conscience and respected accordingly.

These strictures would seem absurd to Muslims coming to Britain from many Islamic societies in which dance is an accepted art form, including Turkey, which accounts for up to 15 percent of Britain's two million Muslims. They reveal the ambition of the MCB to press its radical agenda among all British Muslims.

As for music--sometimes considered one of the great achievements of Islamic civilization--the MCB warns in the fundamentalist manner, "Traditionally, music is limited to the human voice and non-tuneable percussion instruments such as drums." This is an ideological falsehood of some audacity. Moroccan, Algerian, Egyptian, Lebanese, Turkish, Balkan, Central Asian, and other Muslims have excelled in the composition of music on diverse stringed instruments, as well as instruments shared with neighboring cultures, such as the clarinet, piano, and Chinese percussion. To suggest that the British school system start treating this aspect of Islamic civilization--not to mention world civilization--as dangerous is to seek the impoverishment of schools and the relegation of Muslim students to the crabbed and rigid program of radical fundamentalism.

Given that British parents have no right to withdraw their children from music education, the MCB urges schools to set up procedures for the adjudication of parents' complaints. In the field of art, the MCB advances another fundamentalist dictum: "In Islam the creation of three dimensional figurative imagery of humans is generally regarded as unacceptable because of the risk of idolatress [sic] practices and some pupils and parents may raise objections to this. The school should avoid encouraging Muslim pupils from producing three dimensional imagery of humans."

The MCB skirts the hot-button issue of depiction of Muhammad, proposing only that students not be asked to draw pictures of the prophet. But it propagates another fundamentalist lie when it baldly asserts, "All Muslim children learn to read and recite the Qur'an in Arabic." Students in fundamentalist madrassas in Pakistan, Saudi Arabia, and a few other countries do this. But this is certainly not the case either in the United Kingdom or in most Muslim lands.

The guidelines then devote a full chapter to Islamic standards in sex and relationship education. Schools are cautioned against asking students to shake hands with members of the opposite sex, and if teachers recognize symptoms of domestic conflict in families , they are enjoined to consult a Muslim member of the staff.

The MCB pamphlet concludes with an offer of a research pack for teachers, priced at about $500. This includes a *hijab* and a prayer cap of a kind fundamentalist and other militant Muslims habitually wear (although such caps are standard Muslim headgear in Central Asia regardless of religious views). Finally, an appendix offers a list of recommended websites, including *www.harun yahya.com,* a Turkish Islamist enterprise that produces crude books attacking evolution, expressing prejudice against Jews and Freemasons, and propounding elaborate conspiracy theories that tie the mafia to the Kights Templar. Harun Yahya's venomous literature, which is translated and printed in every language Muslims read, should not be promoted in Western schools.

The inclusion of materials by a disreputable Turkish Sunni fanatic in guidelines for British state schools is a clue that should not be missed: The ambitions expressed in this booklet are not limited to the United Kingdom. The Muslim Council of Britain's vision for the etablishment of a little Saudi kingdom inside every state school amounts to a manifesto for the penetration of the West by a dangerous form of Islamic fundamentalism.

Irfan al-Alawi is director of the Islamic Heritage Research Foundation in London. Stephen Schwartz is a frequent contributor to THE WEEKLY STANDARD.

Europe's Iran Problem

Problem? What problem?

by Daniel Johnson
02/26/2007, Volume 012, Issue 23 of the Weekly Standard

London
The leaders of Europe can no longer pretend that they don't know what Iran is up to. A leaked internal document prepared for the European Union's foreign ministers warns that it is probably too late to prevent the Iranian government from acquiring nuclear weapons. "At some stage we must expect that Iran will acquire the capacity to enrich uranium on the scale required for a weapons programme." The document also admits that efforts to impede the Iranian nuclear program have failed. "In practice . . . the Iranians have pursued their programme at their own pace, the limiting factor being technical difficulties rather than resolutions by the U.N. or the [International Atomic Energy Agency]." Nor do the limited sanctions announced by the U.N. Security Council hold out any hope: "The problems with Iran will not be resolved through economic sanctions alone."

So now they know. Years of diplomacy have made virtually no difference. Carrots and sticks have been tried and failed. The regime in Tehran is determined to become a nuclear power--the first nuclear power with a yearning for martyrdom. Europe's strategy has hitherto been merely to play for time--but time is on Tehran's side.

Europe's reaction? Nil. By tacit agreement, it has been left to Israel and the United States to hint at possible military action to destroy the nuclear facilities that European companies have helped to create. Europe has done little to isolate Iran or put pressure on its leaders and its people. Germany and other European Union states head the list of trading partners with Iran. As was the case with Iraq, the fact that so many Europeans are making so much money out of an evil regime has contributed to Europe's political paralysis.

Yet Europe has an overwhelming interest in preventing the emergence of an Islamist bomb. European territory would be directly threatened by a nuclear-armed Iran, equipped with long-range missiles. Europe would also be in greater danger than the United States from terrorist organizations armed with radioactive ("dirty") or even nuclear bombs from Tehran. Iranian terrorists have a history of setting off bombs in Europe. Nuclear blackmail is far more likely to be used against European states than against the United States, and European states are judged by Tehran to be far less likely to retaliate than Israel.

For these and many other practical reasons, Europe should be reacting far more vigorously than it is to the Iranian provocation. But there is an even more important reason Europe should be forcing the issue rather than appeasing the mullahs.

The moral case for stopping President Ahmadinejad and Supreme Leader Khamenei in their tracks is that both have vowed to annihilate Israel. Ahmadinejad's threat ("Israel must be wiped off the map"), repeated in different forms several times over the past two years, is well known. He was quoting Ayatollah Khomeini, whose successor as supreme leader, Ali Khamenei, set out his solution to the Middle East problem in 2000: "the annihilation and destruction of the Zionist state." The means to accomplish the eradication of Israel are now almost in their grasp.

Why, the political establishment of Europe implicitly asks, should we lift a finger for Israel? Well, Israel is Europe's orphaned offspring. It was Europe--specifically Britain--that conceived the Jewish National Home in Palestine with the Balfour Declaration in 1917. It was Europe--specifically Germany, but with help from collaborators in almost every nation on the Continent--that drove hundreds of thousands of Jews to emigrate, and then murdered six million who could not escape. It was Europe--specifically the E.U.--that gave the Holocaust a unique status in defining the values that Europe's institutions enshrine. Generations of children have been taught that the commemoration of the Holocaust is not only a moral imperative, but constitutive of European civilization.

Now that the threat of a second Holocaust is staring Europe in the face, however, its leaders are in denial. Worse: They seem insouciant. Why is the E.U., which makes so much of its humanitarian credentials, which sees itself as a creature of the Enlightenment, so seemingly indifferent? The answer, I fear, lies in the process that has deprived Israel of legitimacy and branded Zionism as a relic of European imperialism. That process has been grinding away for decades, but only now is it becoming plain that Europe's vast superstructure of collective atonement for the Holocaust has been hollowed out from within. The calumny that Israel--the most liberal and egalitarian country in the Middle East--is an "apartheid state" has hardened into a conviction. The mud has stuck.

Yet if Israel is attacked and--God forbid--destroyed by Iranian nuclear bombs, then European civilization will have perished, too. The destruction of Israel would signal the demise of the Judeo-Christian morality that ennobled Greco-Roman culture to create the only Europe that was ever worth preserving. I for one could not live in a society that could even contemplate such a second Shoah. I would turn my back on such a Europe, shake the dust from my feet, never to return.

Daniel Johnson, a journalist in London, is a columnist for the New York Sun *and a contributor to* Contentions, *a blog at* commentarymagazine.com.

ATT. RR

Iran's Obsession with the Jews

Denying the Holocaust, desiring another one.

by Matthias Küntzel 02/19/2007, The Weekly Standard, Volume 012, Issue 22

On December 12, 2006, Iranian president Mahmoud Ahmadinejad personally brought to a close the infamous Holocaust deniers' conference in Tehran. A strange parade of speakers had passed across the podium: former Ku Klux Klan leader David Duke, the nutty followers of the anti-Zionist Jewish sect Neturei Karta, and officials of the neo-Nazi German National party, along with the familiar handful of professional Holocaust deniers. Frederick Töben had delivered a lecture entitled "The Holocaust--A Murder Weapon." Frenchman Robert Faurisson had called the Holocaust a "fairy tale," while his American colleague Veronica Clark had explained that "the Jews made money in Auschwitz." A professor named McNally had declared that to regard the Holocaust as a fact is as ludicrous as believing in "magicians and witches." Finally, the Belgian Leonardo Clerici had offered the following explanation in his capacity as a Muslim: "I believe that the value of metaphysics is greater than the value of history."

If this motley crew had assembled in a pub in Melbourne, nobody would have paid the slightest attention. What gave the event historical significance was that it was held by invitation, at the Iranian foreign ministry: on government premises, in a country that disposes of the world's second-largest oil reserves (after Saudi Arabia) and second-largest natural gas reserves (after Russia). And in this setting, the remarks quoted above provoked not dismissive laughter, but applause and attentive nods. On the walls hung photographs of corpses with the inscription "Myth," and others of laughing concentration camp survivors with the inscription "Truth." The Tehran deniers' conference marks a turning point not only because of its state sponsorship, but also because of its purpose. Up until now, Holocaust deniers have wanted to revise the past. Today, they want to shape the future: to prepare the way for the next Holocaust.

In his opening speech to the conference, the Iranian foreign minister, Manucher Mottaki, left no doubt on this point: If "the official version of the Holocaust is called into question," Mottaki said, then "the nature and identity of Israel" must also be called into question. The purpose of denying, among all the Nazis' war measures, specifically the persecution of the Jews is to undermine a central motive for the establishment of the state of Israel. Auschwitz is delegitimized in order to legitimize the elimination of Israel--that is, a second genocide. If it should turn out, however, that the Holocaust did happen after all, Ahmadinejad explains that it would have been a result of European policies, and any homeland for the Jews would belong not in Palestine but in Europe. Either way, the result is the same: Israel must vanish.

This focus explains why the conference's sponsors attached so much importance to the participation of a delegation from the Jewish sect Neturei Karta. Although it does not deny the Holocaust, the sect welcomes the destruction of Israel. That objective was the common denominator uniting all the participants in the conference. In his closing speech, Ahmadinejad formulated it with perfect clarity: "The life-curve of the Zionist regime has begun its descent, and it is now on a downward slope towards its fall. . . . The Zionist regime will be wiped out, and humanity will be liberated."

Holocaust Denial and the nuclear program.

Just as Hitler sought to "liberate" humanity by murdering the Jews, so Ahmadinejad believes he can "liberate" humanity by eradicating Israel. The deniers' conference as an instrument for propagating this project is intimately linked to the nuclear program as an instrument for realizing it. Five years ago, in December 2001, former Iranian president Hashemi Rafsanjani first boasted that "the use of even one nuclear bomb inside Israel will destroy everything," whereas the damage to the Islamic world of a potential retaliatory nuclear attack could be limited: "It is not irrational to contemplate such an eventuality." While the Islamic world could sacrifice hundreds of thousands of "martyrs" in an Israeli retaliatory strike without disappearing--so goes Rafsanjani's argument--Israel would be history after the first bomb.

It is precisely this suicidal outlook that distinguishes the Iranian nuclear weapons program from those of all other countries and makes it uniquely dangerous. As long ago as 1980, Khomeini put it this way: "We do not worship Iran, we worship Allah. For patriotism is another name for paganism. I say let this land [Iran] burn. I say let this land go up in smoke, provided Islam emerges triumphant in the rest of the world."

Anyone inclined to dismiss the significance of such statements might want to consider the proclamation made by Mohammad Hassan Rahimian, representative of the Iranian Supreme Leader Ali Khamenei, who stands even higher in the Iranian hierarchy than Ahmadinejad. A few months ago, on November 16, 2006, Rahimian explained: "The Jew"--not the Zionist, note, but the Jew--"is the most obstinate enemy of the devout. And the main war will determine the destiny of mankind. . . . The reappearance of the Twelfth Imam will lead to a war between Israel and the Shia." The country that has been the first to make Holocaust denial a principle of its foreign policy is likewise the first openly to threaten another U.N. member state with, not invasion or annexation, but annihilation.

Yet it's all confusing. Why, if Iran wishes Israel ill, does it deny the Holocaust rather than applaud it? Ahmadinejad's Holocaust denial has been especially well received in the Arab world, where it has won praise from Hezbollah, the Egyptian Muslim Brotherhood, and Hamas. Yet in the Arab world,

Hitler is admired not for building highways or conquering Paris, but for murdering Jews. How can Holocaust denial be most prevalent in a region where admiration for Hitler remains widespread? To unlock this paradox it is necessary to examine the anti-Semitic mind.

Brother Hitler and Eichmann the Martyr

Holocaust denial is anti-Semitism at its most extreme. Whoever declares Auschwitz a myth implicitly portrays the Jews as the enemy of humanity: The assumption is that the all-powerful Jews, for filthy lucre, have been duping the rest of humanity for the past 60 years. Whoever talks of the "so-called Holocaust" implies that over 90 percent of the world's media and university professorships are controlled by Jews and are thereby cut off from the "real" truth. No one who accuses Jews of such perfidy can sincerely regret Hitler's Final Solution. For this reason alone, every denial of the Holocaust contains an appeal to repeat it.

Consider this passage written by an Egyptian columnist for the state-controlled newspaper *Al-Akhbar*, Egypt's second-largest daily, and published in April 2002:

> The entire matter [of the Holocaust], as many French and British scientists and researchers have proven, is nothing more than a huge Israeli plot aimed at extorting the German government in particular and the European countries in general. But I, personally and in light of this imaginary tale, complain to Hitler, even saying to him from the bottom of my heart, "If only you had done it, brother, if only it had really happened, so that the world could sigh in relief [without] their evil and sin."

Often, however, enthusiasm for the Holocaust is expressed unvarnished. In 1961, when the trial of Adolf Eichmann dominated the headlines, such enthusiasm became evident for the first time. The Jordanian *Jerusalem Times* published an "Open Letter to Eichmann," which stated: "By liquidating six million you have . . . conferred a real blessing on humanity. . . . But the brave Eichmann can find solace in the fact that this trial will one day culminate in the liquidation of the remaining six million to avenge your blood." Arab writers such as Abdullah al-Tall eulogized "the martyr Eichmann," "who fell in the Holy War." In her book *Eichmann in Jerusalem*, Hannah Arendt summarized the mood in the Arab world:

> The newspapers in Damascus and Beirut, in Cairo and Jordan did not conceal either their sympathy for Eichmann or their regret that he "did not finish the job"; a radio broadcast from Cairo on the opening day of the trial even included a little sideswipe at the Germans, reproaching them for the fact that "in the last war, no German plane had ever flown over and bombed a Jewish settlement."

This heartfelt desire to see all Jews exterminated was reiterated in the Egyptian daily *Al-Akhbar* in April 2001 by the columnist Ahmad Ragab: "[Give] thanks to Hitler. He took revenge on the Israelis in advance, on behalf of the Palestinians. Our one complaint against him was that his revenge was not complete enough."

Obviously, from a logical point of view, enthusiasm for the Holocaust is incompatible with its denial. Logic, however, is beside the point. Anti-Semitism is built upon an emotional infrastructure that substitutes for reason an ephemeral combination of mutually exclusive attributions, all arising from hatred of everything Jewish. As a result, many contradictory anti-Jewish interpretations of the Holocaust can be deployed simultaneously: (1) the extermination of millions was a good thing; (2) the extermination of millions was a Zionist fabrication; (3) the Holocaust resulted from a Jewish conspiracy against Germany that Hitler thwarted and punished; (4) the Holocaust was a joint enterprise of the Zionists and Nazis; (5) the Zionists' "Holocaust industry" exaggerates the murder of the Jews for self-interested reasons; (6) Israeli actions against the Palestinians are the "true" Holocaust--and so on.

We are dealing here with a parallel universe in which the reality principle is ignored, and blatantly contradictory fantasies about Jews all have their place so long as they serve to reinforce anti-Semitic paranoia and hatred: a universe in which the laws of reason have been abolished and all mental energy is harnessed to the cause of anti-Semitism.

Amid the confusion, this universe is characterized by two constants: the refusal to come to terms with the facts of the Holocaust as it actually took place; and a willingness to find in the Holocaust a source of encouragement and inspiration, a precedent proving that it is possible to murder Jews by the million. This is why the precise content of Ahmadinejad's Holocaust tirades is not the issue. He is obsessed with the subject because he is fascinated by the possibility of a second Holocaust.

Why, then, did Ahmadinejad repeatedly and publicly embrace the ultra-orthodox Jews at the conference? Why did he personally greet every Jew present and say that "Zionism should be strictly separated from the Jewish faith"? Let us take a look at modern anti-Semitism in Iran.

Ahmadinejad and the Jews

Ahmadinejad's great inspiration, the Ayatollah Khomeini, not only recognized the mobilizing power of anti-Semitism in the struggle against the shah, he made use of it himself, as far back as the 1960s. "I know that you do not want Iran to lie under the boots of the Jews," he cried out to his supporters on April 13, 1963. That same year, he called the shah a Jew in disguise and accused him of taking orders from Israel. This drew a huge response from the public. Khomeini had found his theme.

Khomeini's biographer Amir Taheri writes: "The Ayatollah was by now convinced that the central political theme of contemporary life was an elaborate and highly complex conspiracy by the Jews--'who controlled everything'--to 'emasculate Islam' and dominate the world thanks to the natural wealth of the Muslim nations." When in June 1963 thousands of Khomeini-influenced theology students set off to Tehran for a demonstration and were brutally stopped by the shah's security forces, Khomeini channeled all their anger toward the Jewish nation: "Israel does not want the Koran to survive in this country. . . . It is destroying us. It is destroying you and the nation. It wants to take possession of the economy. It wants to demolish our trade and agriculture. It wants to grab the wealth of the country."

After the Six Day War of 1967, the anti-Semitic agitation, which drew no distinction between Jews and Israelis, intensified. "[I]t was [the Jews] who first established anti-Islamic propaganda and engaged in various stratagems, and as you can see, this activity continues down to the present," Khomeini wrote in 1970 in his principal work, *Islamic Government*. "[T]he Jews . . . wish to establish Jewish domination throughout the world. Since they are a cunning and resourceful group of people, I fear that . . . they may one day achieve their goal." Then in September 1977, he declared, "The Jews have grasped the world with both hands and are devouring it with an insatiable appetite, they are devouring America and have now turned their attention to Iran and still they are not satisfied." Two years later, Khomeini was the unchallenged leader of the Iranian revolution.

Khomeini's anti-Semitic attacks found favor with the opponents of the shah, both leftists and Islamists. His anti-Semitism ran along the same lines as *The Protocols of the Elders of Zion*, the turn-of-the-century hoax beloved of the Nazis that purports to expose a Jewish conspiracy to rule the world. *The Protocols* was published in Persian in the summer of 1978 and was widely disseminated as a weapon against the shah, Israel, and the Jews. In 1984, the newspaper *Imam*, published by the Iranian embassy in London, printed excerpts from *The Protocols*. In 1985, Iranian state authorities did a mass printing of a new edition. Somewhat later, the periodical *Eslami* serialized *The Protocols* under the title "The Smell of Blood: Jewish Conspiracies."

Just two years ago, in 2005, at the Iranian booth at the Frankfurt Book Fair, I was readily able to buy an English edition of *The Protocols* published by the Islamic Propagation Organization of the Islamic Republic of Iran. Other anti-Semitic classics were also available, such as Henry Ford's *The International Jew* and Mohammad Taqi Taqipour's screed *Tale of the "Chosen People" and the Legend of "Historical Right."* The cover of the latter volume caught my eye: a red Star of David superimposed over a grey skull and a yellow map of the world.

Obviously, even after the death of Khomeini in 1989, the worldwide dissemination of anti- Semitism by Iran continued.

The fact that 25,000 Jews now live in Iran, making it the largest Jewish community in a Muslim country, is not incompatible with the foregoing. The Jews in Iran are made clearly to feel their subordinate Dhimmi status. Thus, they are not allowed to occupy higher positions than Muslims and so are disqualified from the leading ranks in politics and the military. They are not allowed to serve as witnesses in court, and Jewish schools must be managed by Muslims and stay open on the Sabbath. Books in the Hebrew language are forbidden. Up to the present, the regime, which has time and again published anti-Semitic texts and caricatures, has prevented such hate-mongering from resulting in violence against Jews. Nevertheless, the combination of incitement and restraint leaves the Jewish community in a state of permanent insecurity. Today, the Jewish community serves Ahmadinejad not only as an alibi in his power game, but also increasingly as a deterrent: In the event of an Israeli attack on Iranian nuclear facilities, this community would find itself hostage and vulnerable to acts of reprisal.

Irrespective of the leeway that Ahmadinejad has, for the time being, left the Iranian Jews, his rhetoric is steeped in an anti-Semitism that is unprecedented for a state leader since World War II. Ahmadinejad does not say "Jews" are conspiring to rule the world. He says, "Two thousand Zionists want to rule the world." He says, "The Zionists" have for 60 years now blackmailed "all Western governments." "The Zionists have imposed themselves on a substantial portion of the banking, financial, cultural, and media sectors." "The Zionists" fabricated the Danish Muhammad cartoons. "The Zionists" are responsible for the destruction of the dome of the Golden Mosque in Iraq.

The pattern is familiar. Ahmadinejad is not a racist social Darwinist who, Hitler-like, wants to eliminate every last trace of "Jewish blood." The term "half-Jew" is not used in Islamist discourse. But he invests the word "Zionist" with exactly the same meaning Hitler poured into "Jew": the incarnation of evil.

The Iranian regime can court the Jewish Israel- haters of Neturei Karta all it wants, but anyone who makes Jews responsible for the ills of the world--whether calling them Judas or Zionists--is clearly driven by an anti-Semitism of genocidal potential. Demonization of Jews, Holocaust denial, and the will to eliminate Israel--these are the three elements of an ideological constellation that collapses as soon as any one of them is removed.

Ahmadinejad inhabits a delusional world that is sealed off from reality. The louder the liberal West protests against Holocaust denial or the Islamists' demands for the destruction of Israel, the more conviced Ahmadinejad becomes of Zionist domination. In a conversation with the editors of the German newsweekly *Der Spiegel*, the Iranian president reacted as follows to the remark that the magazine does not question Israel's right to exist: "I am glad that you are honest people and say that you are required to support the Zionists." Only when we too finally realize that the Holocaust is a Jewish lie--only when we too want to annihilate Israel--only then will Ahmadinejad be convinced that we are academically credible and politically free. It is this lunacy that makes the revolutionary mission of the Iranian leadership so dangerous.

Which brings us to the question of the broader significance of Iranian Holocaust denial. The Islamist mission is by no means restricted to Israel.

"Historical War"

In his first speech on the guiding principles of his politics, Ahmadinejad made this clear: "We are in the process of an historical war, . . . and this war has been going on for hundreds of years," he declared in October 2005. This is a war, then, that is not fundamentally about the Middle East conflict and will not end with the elimination of Israel. He continued: "We have to understand the depth of the disgrace of the enemy, until our holy hatred expands continuously and strikes like a wave." This "holy hatred" is boundless and unconditional. It will not be mitigated by any form of Jewish or non-Jewish conduct--other than subordination to *sharia* and the Koran.

In his letter to George W. Bush, the Iranian president described his objective: "Those with insight can already hear the sounds of the shattering and fall of the ideology and thoughts of the liberal democratic systems." The letter also tells how the liberal democracies will be shattered. Even here (if slightly diluted), the ideology of martyrdom--*You love life, we love death*--is propagated: "A bad ending belongs only to those who have chosen the life of this world. . . . A good land and eternal paradise belong to those servants who fear His majesty and do not follow their lascivious selves."

Shiite Islamism confronts us with an adversary who reviles the achievements of modernity as Satan's work, who denounces the international system created after 1945 as a "Jewish-Christian conspiracy," and who therefore wishes to overturn the accepted historiography of the postwar period. At the start of the Holocaust deniers' conference, Foreign Minister Mottaki explained that the problem is the "wording of historical occurrences and their analysis [are written from] the perspective of the West." As against this "Western" historiography, Islamism wants to create a new historical "truth," in which the Holocaust is declared a myth, while the Twelfth Imam is deemed real. Whereas the delusional worldview of Holocaust denial is elevated to the norm, any deviation from it is denounced as a symptom of "Jewish domination."

Even as he is conducting his religious war, Ahmadinejad is also playing the role of a global populist. He addresses his speeches to all the world's "oppressed." He cultivates good relations with Fidel Castro and Hugo Chávez and ingratiates himself with the Western left by using anti-American rhetoric. His use of the word "Zionist" is strategic. It is the Trojan horse by which he makes his anti-Semitism respectable, allowing him to be at once an anti-Semite and Holocaust denier and the ultimate spokesman for the "oppressed nations."

Of course, Iran would not have to rely on Holocaust denial to pursue its strategic objectives. Yet Ahmadinejad insists on the point, in order to provide ideological undergirding to his push to destroy Israel. He also speculates that this project might win the approval of the Europeans. After all, in Europe the delegitimization of Israel has been going on for some time–if for different reasons. Recently the BBC organized a symposium on the question of whether Israel would still exist in 50 years. In a poll taken four years ago in the E.U., 59 percent saw Israel as "the biggest danger to world peace." Even in the United States, a growing number of intellectuals are convinced that Israel and its American supporters are the real source of the problems facing American foreign policy.

The alarm cannot be sounded loudly enough. If Iran is not put under pressure without delay and forced to choose between changing course and suffering devastating economic sanctions, the only remaining alternatives will be a bad one–the military option--and a dreadful one--the Iranian bomb.

Matthias Küntzel is a Hamburg-based political scientist and a research associate at the Vidal Sassoon International Center for the Study of Antisemitism at the Hebrew University of Jerusalem. His book Jihad and Jew-Hatred: On the New Anti-Jewish War *is forthcoming this year from Telos Press. This article was translated from German by Michael Bugajer and John Rosenthal.*

HOMELAND INSECURITY

Al-Qaida warns Muslims: Time to get out of U.S.

Afghan terror commander hints at big attack on N.Y., Washington

Posted: September 17, 2006

Worldnetdaily.com

The new al-Qaida field commander in Afghanistan is calling for Muslims to leave the U.S. - particularly Washington and New York - in anticipation of a major terror attack to rival Sept. 11, according to an interview by a Pakistani journalist.

Abu Dawood told Hamid Mir, a reporter who has covered al-Qaida and met with Osama bin Laden, the attack is being coordinated by Adnan el-Shukrijumah and suggests it may involve some form of weapon of mass destruction smuggled across the Mexican border.

"Our brothers are ready to attack inside America. We will breach their security again," he is quoted as saying. "There is no timeframe for our attack inside America; we can do it any time."

As WND has previously reported, el-Shukrijumah is a trained nuclear technician and accomplished pilot who has been singled out by bin Laden and Ayman al-Zawahiri to serve as the field commander for the next terrorist attack on U.S. soil.

The terrorist was last seen in Mexico, where, on Nov. 1, 2004, he allegedly hijacked a Piper PA Pawnee cropduster from Ejido Queretaro near Mexicali to transport a nuclear weapon and nuclear equipment into the U.S., according to Paul Williams, a former FBI consultant and author of "The Dunces of Doomsday."

"He is an American and a friend of Muhammad Atta, who led 9/11 attacks five years ago," said Dawood. "We call him 'Jaffer al Tayyar' (Jafer the Pilot); he is very brave and intelligent. (President) Bush is aware that brother Adnan has smuggled deadly materials inside America from the Mexican border. Bush is silent about him, because he doesn't want to panic his people. Sheikh Osama bin Laden has completed his cycle of warnings. You know, he is man of his words, he is not a politician; he always does what he says. If he said it many times that Americans will see new attacks, they will definitely see new attacks. He is a real mujahid. Americans will not win this war, which they have started against Muslims. Americans are the biggest supporters of the biggest terrorist in the world, which is Israel."

Dawood said he was currently conducting operations in Afghanistan under the leadership of the Taliban. He warned of a series of upcoming suicide bombings there directed against government and coalition forces during Ramadan.

He is also quoted as saying the next attack in America will not be conducted by people like Atta.

"We have a different plan for the next attack," he told Mir. "You will see. Americans will hardly find out any Muslim names, after the next attack. Most of our brothers are living in Western countries, with Jewish and Christian names, with passports of Western countries. This time, someone with the name of Mohamed Atta will not attack inside America, it would be some David, Richard or Peter."

He said there will be another audio message from bin Laden aired within the next two weeks.

Mir reportedly interviewed Dawood Sept. 12 at the tomb of Sultan Mehmud Ghaznawi on the outskirts of Kabul. Dawood and the al-Qaida leaders who accompanied him were clean-shaven and dressed as Western reporters. The al-Qaida commander had contacted Mir by cell phone to arrange the meeting.

"You have witnessed the brutality of the Israelis in the recent 34-day war against Lebanese civilians," said Dawood. "9/11 was a revenge of Palestinian children, killed by the U.S.-made weapons, supplied to Israel. The next attack on America would be a revenge of Lebanese children killed by U.S.-made cluster bombs. Bush and (British Prime Minister Tony) Blair are the Crusaders, and Muslim leaders, like (Pakistani President Pervez) Musharraf and (Afghani President Hamid) Karzai are their collaborators. We will teach a lesson to all of them."

El-Shukrijumah was born in Guyana Aug. 4, 1975 - the firstborn of Gulshair el-Shukrijumah, a 44-year-old radical Muslim cleric, and his 16-year-old wife. In 1985, Gulshair migrated to the United States, where he assumed duties as the imam of the Farouq Mosque in Brooklyn.

The mosque, located at 554 Atlantic Avenue in Brooklyn, has served as a hive for terrorist activities. It has raised millions for the jihad and has served as a recruiting station for al-Qaida. Many of the planners of the 1993 attack on the World Trade Center, including blind Sheikh Omar Abdel Rahman, were prominent members of this notorious "house of worship."

In 1995, the Shukrijumah family relocated to Miramar, Fla., where Gulshair became the spiritual leader of the radical Masjid al-Hijah Mosque, and where Adnan became friends with Jose Padilla, who planned to detonate a radiological bomb in midtown Manhattan; Mandhai Jokhan, who was convicted of attempting to blow up nuclear power plants in southern Florida; and a group of other home-grown terrorists.

Adnan Shukrijumah attended flight schools in Florida and Norman, Oklahoma, along with Mohammad Atta and the other 9/11 operatives, and he became a highly skilled commercial jet pilot, although he, like Atta and the other terrorists, never applied for a license with the Federal Aviation Commission.

In April 2001, Shukrijumah spent 10 days in Panama, where he reportedly met with al-Qaida officials to assist in the planning of 9/11. He also traveled to Trinidad and Guyana, where virulent al-Qaida cells have been established. The following month, he obtained an associate's degree in computer engineering from Broward Community College.

During this time, he managed to get passports from Guyana, Trinidad, Saudi Arabia, Canada and the United States, according to Williams. He also began to adopt a number of aliases, including Abu Arifi, Jafar al-Tayyar, Jaafar At Yayyar, Ja'far al-Tayar, and Mohammed Sher Mohammed Khan (the name that appeared on his official FBI file). He traveled to Saudi Arabia and Pakistan, where he met with Ramzi Binalshibh, Khalid Sheikh Mohammed, and other members of the al-Qaida high command. He also spent considerable time within al-Qaida camps in Afghanistan, where he received training in explosives and special operations.

Following 9/11, el-Shukrijumah was reportedly singled out by bin Laden and al-Zawahiri to spearhead the next great attack on America. One plan was for a nuclear attack that would take place simultaneously in seven U.S. cities, leaving millions dead and the richest and most powerful nation on earth in ashes.

"Muslims should leave America," said Dawood. "We cannot stop our attack just because of the American Muslims; they must realize that American forces are killing innocent Muslims in Afghanistan and Iraq; we have the right to respond back, in the same manner, in the enemy's homeland. The American Muslims are like a human shield for our enemy; they must leave New York and Washington."

Mir, the journalist, has reported previously that al-Qaida has smuggled nuclear weapons and uranium into the U.S.

"I am saying that Muslims must leave America, but we can attack America anytime," he said. "Our cycle of warnings has been completed, now we have fresh edicts from some prominent Muslim scholars to destroy our enemy, this is our defending of Jihad; the enemy has entered in our homes and we have the right to enter in their homes, they are killing us, we will kill them."

Symposium: Al Qaeda's Nukes

By Jamie Glazov
FrontPageMagazine.com | October 27, 2006


Al Qaeda's Nukes

[Securing the United States from terrorist attack will be the focus of the upcoming America's Truth Forum symposium, 'Understanding the Threat of Radical Islamist Terrorism,' taking place in Las Vegas this November 10th and 11th. Dr. Harvey Kushner, Dr. Paul Williams and Hamid Mir will be participating at this event. Go to http://www.americastruthforum.com/ for more details or contact Jeffrey Epstein at (866) 709-3474.]

Just recently, an al-Qaeda field commander in Afghanistan called for Muslims to leave the U.S., particularly the cities of Washington and New York. Some reports suspect that this call is a warning about a potential nuclear attack on the U.S.

Does Al Qaeda have nuclear capability? If not, is it on the verge of acquiring it? What dangers do we face in this context? Is a jihadist WMD attack on U.S. territory an inevitability? What can we do to prevent this horror?

To discuss this issue with us today, Frontpage Symposium has assembled a distinguished panel of experts. Our guests are:

David Dastych, international journalist for over 40 years, now operating his own media agency in Poland. A former Polish covert intelligence agent, he joined the CIA in South Vietnam (1973-1987). Jailed in Poland for his work against the USSR, the Warsaw Pact and communist interests (1987-1990), he was given an eight 8 years' sentence, but communism collapsed in 1989 and he was released. He monitored illegal nuclear trades for an Israeli organization from 1992-1994.

Hamid Mir, a Pakistani journalist who has more than 18 years experience in covering conflicts and wars in Afghanistan, Kashmir, Bosnia, Chechnya, Sri Lanka, Iraq and Lebanon. He has interviewed Osama bin Laden three times. He is an expert on Al Qaeda's nuclear ambitions and has traveled to Russia, Uzbekistan, Iran and Syria in his research work. He is currently working with Geo TV in Islamabad and writing for Jang Group of Newspapers.

Paul Williams, a journalist and the author of *The Al Qaeda Connection: International Terrorism, Organized Crime, and the Coming Apocalypse; The Vatican Exposed: Money, Murder, and the Mafia;* and *Osama's Revenge: The Next 9/11—What the Media and the Government Haven't Told You.* He has served as a consultant for the FBI, as editor and publisher of the *Metro* in Scranton, Pennsylvania, and as an adjunct professor of humanities at the University of Scranton.

and

Harvey W. Kushner, Ph.D., the chair at a major university department of criminal justice. He advises and trains a number of federal agencies and appears regularly in the media. Kushner is a contributing editor for FamilySecurityMatter.org. He is the author of many books on terrorism, including the award-winning *Encyclopaedia of Terrorism* and the widely quoted *Holy War on the Home Front: The Secret Islamic Terror Network in the United States.*

FP: David Dastych, Harvey W. Kushner, Paul Williams, and Hamid Mir, welcome to Frontpage Symposium.

Paul Williams, let's begin with you.

What are the dangers we face right now in terms of a WMD attack by Al Qaeda or another Islamist entity?

Williams: The danger is very real. Accounts of the al Qaeda nukes first appeared in such reputable newspapers as The Jerusalem Report and The London Times, and Arabic magazines, including al-Watan al-Arabi and al-Majallah. These sources verified from British, Israeli, and Russian intelligence sources that bin Laden had purchased tactical nuclear weapons from the Chechen Mafia in 1996.

In subsequent years, the foreign press and intelligence sources, including the CIA, have been able to verify additional sales of off-the-shelf nukes and nuclear materials (highly enriched uranium and plutonium) from the former Soviet Union to al-Qaeda. The sellers included not only by the Chechens but also the Russian Mafia and black-marker arms-dealers, such as Semion Mogilevic from the Ukraine. Such information can be obtained by any journalist with a telephone, a computer, and a library card.

These sales to al-Qaeda have been verified by a host of weapons inspectors, including Hans Blix, former director general of the UN's International Atomic Energy Agency.

They were even verified by bin Laden and al-Zawahiri in their pronouncements that they have obtained a small arsenal of nuclear weapons from black-market sources.

But these sales are not the scary part. That comes from the ties between bin Laden and Dr. A. Q. Khan and the fact that over 20 nuclear scientists and technicians from Khan's research laboratories in Pakistan worked with al-Qaeda on a regular basis to maintain and modify the weapons that had been purchased and to develop other weapons, including highly portable "bespoke nukes."

Dr. Mahmood and Dr. Majeed, two of the leading officials at the Khan facility, confessed to CIA and ISI interrogators that they participated in al-Qaeda's nuclear projects. The fact that the Chechens possessed the nukes should be no surprise to any reporter or investigator. In 1995, the Chechens under Com. Shamail Basayev planted a radiological bomb in Izmailovsky Park near Moscow. The bomb was made of cesium-137, and, if detonated, would have killed thousands of Russians. This incident represented the first case of a nuke to be deployed as a weapon of terror. Later that same year, Dzokhar Dudayev, the leader of the Chechen Mafia, offered to sell his collection of nuclear weapons to the United States in exchange for U. S. recognition of Chechnya's independence. The Clinton Administration declined and so the weapons were sold to al-Qaeda.

More importantly, there is empirical proof that al-Qaeda possesses nukes. In 2000, British agents posed as recruits from a London mosque to infiltrate al-Qaeda training camps in Afghanistan. In Herat, they saw nuclear weapons being manufactured. Similarly, an al-Qaeda operative was arrested while crossing the Allenby Bridge toward the checkpoint at Ramallah in Israel in a rusty old Volkswagen van. Within the van, Mossad discovered a bomb which turned out to be a highly sophisticated plutonium-implosion device with an explosive yield of 10 kilotons (equivalent to the bomb dropped on Hiroshima). There are more examples of tangible proof, including the canister of uranium 238 that U.S. military officials discovered in a lead canister in Kandahar at the outset of Operation Enduring Freedom.

Few military and intelligence officials question bin Laden's ability to launch his plan for the American Hiroshima. Gen. Eugene Habiger, former Executive Chief of Strategic Weapons at the Pentagon, said that an event of nuclear mega-terrorism on U. S. soil is "not a matter of if, but when." During the 2004 presidential debates, President Bush and Sen. Kerry said that nuclear weapons in the hands of terrorists represent the greatest danger facing the American people, while Vice President Cheney, on the campaign trail, warned that a nuclear attack by al-Qaeda appears imminent. Before leaving office, Attorney General John Ashcroft and Homeland Security Director Tom Ridge both voiced that belief that al-Qaeda's plan to nuke cities throughout the country soon might come to fruition.

From the private sector, Warren Buffet, who establishes odds against cataclysmic events for major insurance companies, concluded that an imminent nuclear nightmare within the United States is "virtually a certainty." From the academic community, Dr. Graham Allison, director of Harvard University's Belfer Center for Science and International Affairs, said: "Is nuclear mega-terrorism inevitable? Harvard professors are known for being subtle or ambiguous, but I'll try to the clear. 'Is the worst yet to come?' My answer: Bet on it. Yes." Finally, from the mainstream media, Bill Keller, editor of The New York Times, concluded that the only reason for thinking a nuclear attack won't happen is because "it hasn't happened yet," adding that such reasoning represents "terrible logic." And so, the message has been delivered but few are listening, and the threat is real but precious little is being done to avert it.

Kushner: Dr. Williams is on point. He carefully describes why we should take measures to deal with a potential American Hiroshima. Thinking about the unthinkable is necessary given the mindset of our enemy—radical Islam.

Dr. Williams is also on point when he concludes that "precious little is being done to avert" an American Hiroshima. We are more than five years past the terrorist attacks of 9/11 and millions of steel-frame ocean-going containers enter our port without inspection. These 20- and 40-foot containers are crammed with everything from furniture to parts for General Motors, and they can weigh as much as 30 tons each. Each one has a potential to contain a weapon of mass destruction that could be detonated when the ship reaches an American port or offloaded and transported to be detonated in one of our major cities.

Customs and Border protection has stepped up inspections of incoming containers—from 2 percent to approximately 4 percent of the total. Four percent of 8 million means 320,000 get inspected—and 7,680,000 do not. Government officials argue that they look at 100 percent of those that are high risk.

That is not a comforting thought when you consider that terrorists have already used such containers for transport. In 1998, an al Qaeda vessel transported explosives into Mombassa that were used in the East African embassy bombings. And in October 2001, a container headed for Toronto was opened during a stop in Italy. Authorities found inside a suspected al Qaeda member who fitted the liveable container forged documents, electronics equipment, and blueprints and floor plans or a number of facilities throughout North America.

In 2003, Undersecretary for DHS Asa Hutchinson told Congress, "If terrorists used a sea container to conceal a weapon of mass destruction and detonated it on arrival at a port, the impact on global trade and the global economy could be immediate and devastating—all nations would be affected."

Yes, Dr. Williams is on point—we are doing precious little to counter the threat of an American Hiroshima.

Dastych: Thank you for inviting me to this panel. I happen to know and to work closely with Mr. Mir and Dr. Williams, and I know about Dr. Kushner's achievements. To me a nuclear threat to the United States, posed by al Qaeda, is real. The "American Hiroshima" plan, conceived by Osama bin Laden, is at least 10 years old. The information, summarized here by Dr. Williams, is well documented in several of his books.

I have only one remark: Dzokhar Dudaev, before he was killed by a Russian missile, was President of Islamist Chechnya, and before he was a commander of a squadron of Soviet nuclear-bomber planes and a GRU agent. His offer to sell tactical nukes to the U.S. had a political purpose, but President Clinton had no intention to recognize free Chechnya. There were other means to purchase Dudaev's nukes, and not to provoke Russia.

In the 1990's, I had a chance to follow some illegal nuclear deals between Russia (and other post-Soviet states) and other countries, seeking nuclear materials or weapons. I must say that most of these deals were controlled by the Russian special services, the GRU (Military Intelligence) in particular.

Osama bin Laden is not a day-dreamer. He made all possible efforts to obtain nuclear materials and tactical weapons, and to hire Russian and other scientists and technicians to maintain and develop his "small nuclear arsenal".

The most dangerous connection is not between al Qaeda and the Chechen, or other mafias, but between al Qaeda and the former (or current) members of the Russian Intelligence. And this connection is an established fact, right on American soil. If the Russian Government wanted to convince the U.S. Government of their clean and non-hostile intentions, let them expose the locations of the KGB and GRU nuclear demolition charges, hidden on the territory of the United States. This act could be a great help to the American anti-terrorist activity, and to the protection of the American people.

FP: The Russians have nuclear demolition charges hidden on U.S. territory? What does this mean exactly? Some critics would say that this is just a pie-in-the-sky scare tactic and there is no evidence of this of any kind.

Hamid Mir what are your thoughts about this allegation and possibility?

Mir: Thank you for inviting me to this discussion. I came to know about the nuclear ambitions of Al Qaeda in 1998 when I interviewed Osama bin Ladin the second time in Afghanistan. One ex-Soviet scientist travelled with me from the Pakistani border to Kandhar. Al Qaeda operatives told me that he was looking after their nuclear program. I laughed at their claims. Then I asked Osama about his nuclear ambitions, but he ignored my question at that time. I asked my question again in November 2001 and at that time Osama confirmed that he had nukes.

In the next few years, I came to know that Al Qaeda had a big brigade of nuclear and chemical experts who conducted a dirty bomb test in the mountains of Kunar in 2000. Another Al Qaeda operative, Abu Hamza Al Jazeeri confirmed to me in Afghanistan in

2005 that Al Qaeda had links with Soviet nuclear experts. He visited Ukraine many times between 1995 and 1998 to negotiate with a nuclear scientist. Abu Hamza said that Osama sent special envoys to Russia, Kazakhstan and Uzbekistan to contact ex-Soviet agents for their WMD's hidden in Western countries. I think these links are not sponsored by the Russian government; they are private links.

Nobody should underestimate the nuclear threat of Al Qaeda. This threat is not serious only for USA but to all the members of international coalition against terrorism. Osama determined to organize another attack bigger than 9/11.He will try his best to break his own record made on 9/11.

FP: If Osama has nukes, what is he waiting for? And can the panelists expand on the evidence that the Soviets hid WMDs in Western countries?

Williams: A defining characteristic of bin Laden is patience. His favorite Islamic verse is as follows: "I will be patient until Patience is outworn by patience."

He started plotting the 1998 bombings of the U.S. embassies in Kenya and Tanzania when he was in the Sudan in 1993; the attack of the USS Cole was more than two years in the making and eight years passed between the first attack on the World Trade Center and the second.

The planned American Hiroshima is enormous in scope. It requires not only development and (in some cases) rebuilding of the weapons along with codification for detonation but also forward deployment, site preparation and precise strategic coordination with scattered cells.

Why the wait? Bin Laden will not allow the attack to take place unless there is certainty of success. His entire resources (including the gains from the poppy fields) have been spent on this operation. After scrutinizing the situation and analyzing the data, Bill Keller, editor of The New York Times, said that the "best reason" for thinking that the nuclear attack by al-Qaeda will NOT happen is because "it hasn't happened yet," adding this conclusion represents "terrible logic."

I agree with him.

Bin Laden can't sit on these weapons for years. They require constant maintenance. At any given time, a tactical nuke exudes a temperature in excess of 100 degrees Fahrenheit. This means that they are prone to oxidation and rust. Moreover, the triggers that emit large quantities of neutrons at high speeds decay rapidly and have short half-lives – most would become useless without maintenance in less than four months. The nuclear cores also are subject to decay and over the course of several years would fall below the critical mass threshold. Though the shells that encase the cores are the most durable parts of the weapons, they, too, are subject to contamination. The tritium used to compensate for the required amount of conventional explosives to compress the fissile core within the compact devices is less of an issue since it has a half-life of 12.3 years. Taking all things into consideration, the attack should occur within the near future.

Regarding the question of buried nukes, Curt Weldon (R-PA), Chairman of the House Armed Services Subcommittee, announced in 1999 that the Soviets had planted a number of such weapons at strategic locations throughout the U. S. These weapons, Weldon argued, were to be recovered when the Cold War became hot and were to be used for the blowing up of dams, power stations, telecommunications centers, and landing strips for Air Force One. "There is no doubt that the Soviets stored material in this country," Weldon said. "The question is what and where."

Two years later, Congressman Weldon's statement about the buried nukes was verified by Col. Stanislav Lunev, the highest-ranking military spy to defect from the Soviet Union and the leading confidential source on Russia's nuclear arsenal. Lunev told a Congressional committee that nuclear suitcase bombs, indeed, had been buried in the U. S., although he could not pinpoint the exact locations. Such information, Lunev said, remains secret since Russian officials remain convinced that a nuclear conflict between Russia and the U. S. remains "inevitable" despite the collapse of communism and the spirit of perestroika. The colonel concluded his remarks by saying: "And just now what we are talking about, location of technical nuclear devices, these places we have selected extremely carefully for a long, long period of time, and to believe it is possible to find these places just like that without using extremely, extremely large resources of the country, I don't think that it would be realistic until the Russian government, which still has the keys to these locations, will disclose their locations."

Col. Lunev's comments could be dismissed as less than credible, save for the fact that his testimony was upheld by Vasili Mitrakhin, who served as a chief archivist for the KGB. Mitrakhin confirmed to the same committee that secret stockpiles of suitcase nuclear devices had been buried in upstate New York, California, Texas, and Minnesota. FBI Director Louis Freech, in the wake of these reports, ordered a team of nuclear technicians to excavate several sites around Brainerd. The findings of the excavations remain confidential.

Belgian officials, however, testified that they had found three secret depots with radio sets and tactical nukes that had been buried in Belgium by the Soviets during the Cold War.

The number of nukes that remain buried in the United States is anyone's guess. The Soviets produced more than seven hundred portable tactical nukes for the KGB in the thirty year period from 1960 to 1990. These weapons were placed under the care of SPETZNAZ technicians for deployment and detonation. Many of these technicians, during the 1990s, were sought out and employed by al Qaeda.

The threat of the buried nukes is contingent on maintenance. Did these nukes receive proper care? If not, they pose no significant threat to national security. For example, the triggers that emit large quantities of neutrons at high speeds would decay rapidly causing the bomb to produce a pop rather than a boom.

Of infinitely greater concern are the "bespoke nukes" that were developed for al Qaeda by Russian and Chinese scientists and officials from the A. Q. Khan Research Facility. These weapons were developed for the American Hiroshima and received loving care from bin Laden and company.

FP: This is all extremely frightening and depressing.

One hope is that the Soviet nukes on our territory, if they are there, have turned into duds due to lack of maintenance.

But in general, is there any room for optimism here? Any hope that the ultimate nightmare can be stopped somehow?

Kushner: Dr .Williams, Mr. Dastych, and Mr. Mir do indeed paint a very ominous picture. Can we stop this nightmare? Do we hope that missing cold-war nukes are no longer capable of inflicting catastrophic damage?

Yes, we can ponder these questions. We do.

In my latest book, "Holy War on the Home Front," I write about the Buddhist parable of three blind men asked to describe an object by touch. In describing an elephant, the blind man holding the tail says it's a snake, the man holding the trunk says it's a giraffe, and the one holding the leg says it's a tree stump. None could assembler the "whole" from its separate "pieces." In the same way, it's time we stopped allowing the whole of Islam's Holy War on America to be described by politicians, journalists, and others familiar with only part of it.

The only explanation as to why we continue to ignore radical Islam in America is that demands of political correctness has made us so afraid of being branded racists that we force ourselves to be color blind, identity blind, and gender blind till we end up, quite simply, totally blind.

The rules changed on 9/11. It was radical Islam's signal that from that day on, all weapons of terror, including nuclear weapons, could and would be used, and that the fight is to the death.

We have to stop fighting the Holy War with a Cold War mentality; stop radical Islam from using our constitutional rights to shield itself; make sure that none of the millions of ocean cargo containers coming to the United States contains a nuclear weapon; and hold our elected officials to one simple unambiguous standard—results.

Had 9/11 not alerted America to the terrorists within it, had the terrorists waited just a few more years, radical Islam inside this country would have reached its goal: America riddled with a fully operational terrorist infrastructure, an environment where Islamic network agents' homes held nuclear weapons instead of guns, and enough radical Muslim operatives and traitors to undermine this country form within—and they may be closer to it than we think.

Dastych: I agree with Dr. Kushner that we have to stop fighting a terrorist war (Holy War? Jihad?) with an obsolete Cold War mentality. And what is that Cold War mentality? It is a strong belief, formed over the last 61 years, since the first American nuclear test on the 16th of July 1945, that the nuclear proliferation can be controlled by the major state powers.

Even during the Cold War, the U.S.A. and the USSR couldn't help to prevent communist China, India, Pakistan and Israel from obtaining their own nuclear weapons. On the opposite end, the great powers were sometimes instrumental in the promotion of the nuclear proliferation to regional state powers, like France - to Israel, USSR - to India, China - to Pakistan; and recently a regional power: Pakistan to North Korea (through Dr. A.Q. Khan's network).

Efforts were made to persuade other countries to abandon their nuclear ambitions. There were two principal ways of doing so: either by force (by an Israeli attack on the Osirak reactor in Iraq) or by peaceful means, like a conciliatory mission of an Israeli nuclear expert, the late Shalheveth Freier, in Argentina and Brasil, or a voluntary resignation of the nuclear weapons, declared by Nelson Mandela in South Africa, or - recently - by a combination of pressure and persuasion applied to Gaddafi's Libya by the United States. But none of these methods worked in case of North Korea, and probably they also won't work in Iran.

The very fresh, October 9, nuclear test performed by North Korea could begin a "new era" of uncontrolled nuclear proliferation, probably leading to war. And then, the non-state factor: international terrorism. My own experience of the 1990's in monitoring a part of the illegal nuclear market, Mr. Mir's eyewitness encounters with Osama bin Laden, Dr. Ayman al-Zawahiri and a number of other Jihadists, and Dr. Williams' years of careful research into the problem of nuclear terrorism, menacing the United States - lead me to a rather sinister conclusion: it can't be stopped by methods that could work in the Cold War era.

Since 1945, there were carried out over 2,000 nuclear tests - all by sovereign states. From 1946 until 1983, there happened 16 nuclear crises, including such serious cases as the Cuban Missile Crisis of 1962, or the Middle East crisis of 1973. In that time, the World survived 107 months of crises, involving threats by nuclear weapons, and lasting from one day (Iran 1946) to 24 months (USA-USSR confrontation in 1983). The great majority of these crises were overcome by the nuclear showmanship of the United States, and only two times (Suez 1956, and Cuba 1962) by an agreement of the U.S. and USSR, following strong demonstrations of nuclear capability of the two super-powers.

Thank God, all these crises never produced a nuclear war, even we had been very close to it. But the present situation is much worse: it's a chaotic world, with the United States as a lone-star super-power, and with Russia and China as the nuclear proliferators and rivals of the U.S.A. Yet, I hope that much can be done to improve our security and to prevent an uncontrolled outburst of a local or regional nuclear war. First of all, we have to fight on the media front: to remove the cowardly and completely unnecessary "political correctness" that prevents the main stream media from reporting the truth about the present nuclear danger.

People in America, and in the West as such, should be informed, timely and precisely, about real and inevitable threats, posed by terrorists and by terror-sponsoring states. But this information has to be verified and supported by specialists. It's a big error, for example, that so few nuclear physicists and other experts display courage and speak up in the media, in stead of taking cover behind the Government's secrecy. In fact, as the nuclear terrorism is concerned, I know only one competent and famous nuclear physicist, who dared to present his views openly: Dr. Sam Cohen, the inventor of the neutron bomb.

To conclude: I am not in favor of "scare-mongering" and of linking the present nuclear terrorist threat to Bible prophecies of "Doomsday" or "Armageddon". This is silly and primitive. The information must be rational, well targeted and timely, if possible, it should be backed by specialists - nuclear scientists and engineers. It should also go through a number of trustworthy media channels, even if it were transferred through the Internet. Ordinary people may be of great help in the process of prevention of terrorist nuclear attacks. But they must be told what to do. A personal remark: after a series of my own articles, and the joint ones, written with Dr. Williams, I am still receiving dozens of e-mails from ordinary people in the United States, Canada and Europe, and even from Muslim countries and Japan. These people usually ask: what should we do? How could we save ourselves? It's our primary task to reply to them, and to tell them that the nuclear threat is not the end of the World.

Mir: I am always very careful in speaking and writing about "American Hiroshima". I am against making sweeping statements. I don't have any evidence that Al Qaeda has access to Russian WMDs hidden in the U.S., but I have met more than two Al Qaeda operators who were involved in the purchase of suitcase nukes from Russia between 1998 and 2001. I am sure that Al Qaeda is prepared to organize new attacks inside USA not only with some suitcase nukes but also with some dirty bombs. I don't want to repeat my mistake of 1998.

What was that mistake? OBL told me in May 1998 that he will attack the U.A. I just ignored his threat. Within three months of my second interview with him, he attacked U.S. embassies in Africa in August 1998. I thought that this was the end but then he attacked the USS Cole in Yemen in 2000. Finally he organized 9/11. Now he is saying that he will attack USA again. I will not underestimate him this time. He is definitely making claims of new attacks after some preparations.

Right now he is succeeding without attacking inside the U.S. September 11 killed around 3000 people. Most of them were innocent civilians, but after 9/11 the U.S. has lost around 3000 soldiers in Iraq and Afghanistan without gaining anything. I think the U.S. has lost its war against terror.UK Generals want to come back from Iraq, French Generals are looking for some excuses to come back from Afghanistan. OBL is waiting for more hatred to spread, he will be the ultimate beneficiary of the hatred because this time he wants to become a hero after an attack bigger than 9/11. He would not like to be condemned at least by Muslim masses and that is why he wants Muslims to leave the U.S. After another attack he can say that he is not responsible for the killing of Muslims in the U.S. because he warned them but they never listened.

We have to take his threats seriously and we must try to prevent another attack bigger than 9/11 because another attack inside the U.S. may destabilize the international peace. It may be the beginning of a clash between two civilizations and that is what OBL is dreaming from many years. Would you like to play in his hands?

FP: If you are speaking to me, no I don't think we should play into Osama's hands, and I don't think anyone in the Bush administration wants to do that. I hear a lot of criticism here of U.S. policy in the subtext yet no real alternatives to what needs to be done. With all due respect, I am not sure what you mean when you say that "most" of the victims of 9/11 were "innocent civilians." Who amongst the victims *was not* innocent if you don't mind me asking?

I think it is a bit premature to say that the U.S. has lost its war against terror. The war is on. Two ruthless tyrannies have been overthrown. My question is: do you wish for a U.S. victory in the war on terror? Moreover, what solutions do you propose for the conflicts in Iraq and Afghanistan? Surely you see the disaster and tragedy -- and bloodbath -- that will follow if the U.S. extricates itself overnight?

Mir: I think that all the civilians killed on 9/11 were innocent but there were some military people who lost their lives after an attack on Pentagon the same day. Their status was different from the civilians. Al Qaeda and US military have been fighting against each other from 1993. US military and Pakistani military was together in Somalia in 1993 where Al Qaeda killed more than 20 Pakistani soldiers. All the civilians who were killed in Iraq and Afghanistan by US bombing after 9/11 were also innocent but the status of Taliban and Al Qaeda fighters killed by US bombings have a different status.

The problem between Osama bin Laden and the U.S. started after the first Gulf war of 1990. Osama wanted to fight against Saddam Hussein but the Saudi government invited US troops into their lands. The presence of US troops on Saudi soil provided Osama an opportunity to exploit the situation and he announced a Jihad against the U.S.

Now Saddam is arrested, so what is the use of US troops on Saudi soil? Are they promoting democracy in Saudi Arabia? No sir, they are protecting a tyrannical regime of a country where women are banned to drive even vehicles. Don't give me this lesson that US troops have liberated Iraq and Afghanistan in the last five years. They have not contained terror. They have promoted and produced more terror, more hatred and more insecurity.

US policies have provided Al Qaeda a new breeding ground in Iraq. The war against terror was started against those who masterminded the 9/11 attacks. The Taliban and Al Qaeda were on the run in 2002, but after the US invasion of Iraq in 2003,the Taliban and Al Qaeda started regrouping in Afghanistan.

Most of the Al Qaeda fighters migrated to Iraq, like Abu Masab al Zarqawi and established new training camps there. Today Al Qaeda is training hundreds of young people in Iraq and the Taliban are also back in Afghanistan. Come and visit Afghanistan with me, you will see that who is winning this war. There were no suicide attacks in Pakistan and Afghanistan before 9/11, but now we see suicide attacks every day.

If the suicide attacks are increasing, if the British and Pakistani troops are trying to make peace deals with Taliban, I am not ready to believe that anybody is winning the war against terror. The world is becoming more unsafe day by day. Several days ago, two rockets with detonators were found just few hundred meters away from my office, which is very close to the President's house in Islamabad. I was working in my office that day, when rockets were found. I felt that I am living in the most unsafe place. The boys who were arrested in the suspicion of placing rockets close to Musharraf's office are young medical students. Who radicalised their minds? They were not graduated from religious schools; they just developed hatred out of bad U.S. policies.

The war against terror was not started against two regimes; it was started against Osama bin Ladin and Al Qaeda. Have you arrested or killed Osama? Have you wiped out Al Qaeda? Have you got any WMD's in Iraq? You have only increased the support of Al Qaeda in the Muslim world via the Abu Gharib jail in Iraq.

It's not only the US which is fighting the war against terror. More than 37 countries have sent their troops in Afghanistan. All of them are fighting this war. I wish a victory for all of them but they cannot win this war by taking dictation from the US. They have to make policy against terrorism according to their own interests and according to the changing ground realities.

Today, Osama bin Ladin is the most popular person in Saudi Arabia. He is popular not because of his ideology but by default, because most of the Saudis don't like the presence of US troops in Saudi Arabia. If US troops come back from Saudi Arabia there is no harm. Osama bin Ladin will lose a big excuse to abuse the U.S. Stop supporting tyrannical regimes and dictators in our part of the world. This is the only way of containing the growing hatred against the U.S. Promote real democracy, don't fear that Hamas-like movements will come to power through democracy; engage them in talks. Strengthen the U.N. Use U.N. forces in Iraq and Afghanistan instead of using US and NATO forces. If the U.N. forces can take over South Lebanon from Hizbollah, then the same UN forces can be used in Iraq and Afghanistan. Use forces of Asian and African countries in Iraq and Afghanistan, instead of using western forces.

We see disaster and tragedy every day around us. It is increasing. The West and its allies have lost the so-called war on terrorism. Now they are pushing us to a clash of civilizations.

FP: The innocent civilians who have been killed in Iraq and Afghanistan by U.S. bombing have died as regrettable and unintended tragedies of war. The U.S. did not and does not seek to kill innocent civilians, and it always tries its best, as do the Israelis, to keep civilian casualties and deaths as low as possible. Jihadists kill innocents intentionally. Killing innocent life is their main purpose. There is a big difference here and no moral analogy.

Yes, the U.S. liberated Iraq and Afghanistan from two vicious and sadistic fascist regimes. Unfortunately, there are totalitarian forces who do not wish democracy to be planted in those two nations. So they perpetrate terror. If the U.S. withdraws from this conflict, a bloodbath will follow and the forces of radical Islam and jihad will be emboldened everywhere. I don't understand what is so complicated about this and why it is difficult to understand how crucial it is that the U.S. prevails in its missions in both Iraq and Afghanistan.

The point that many Muslim terrorists' minds are radicalized by "bad" U.S. policies, in my view, is illegitimate. I'll tell you what "radicalizes" many of those who end up perpetrating terror: freedom and liberty. Those who seek comfort in totalitarian structures hate those forces that threaten to bring individual freedom and liberty into their spheres and so they seek to destroy them. The terrorists who wage their violence are not inspired by anger toward U.S. policies; they do what they do because they are terrified of the prospect that democracy, and the freedom of conscience of every individual, and the rights of women, minorities and homosexuals, might penetrate their own cultures.

Yes, there is a great complexity in our involvement with the Saudis and with some of the regimes we are allied with the Middle East. There also exists a great danger of the devil we know being better than the devil we don't know. Some changes might be required in the near future, especially with the Saudis, but it is unwise just to alter numerous policies overnight without the realization that more dangerous threats can emerge in the vacuum we leave behind.

Mr. Mir, your argument that U.N. forces, and Asian and African countries, should be left to do the job in Iraq and Afghanistan is, I hope, your sense of humor. The terror war has not been lost. But if we leave it to the U.N. to defeat Islamism, it will be lost for sure.

Paul Williams, any observations on Mr. Mir's diagnosis and prescriptions for the conflict we are in?

Williams: We have regressed from a discussion of nuclear terrorism to an evaluation of the purpose and mission of the United Nations (an organization which former Israeli Prime Minister Benjamin Netanyahu aptly labelled 'United Nothing'). This switch in discussion is tantamount to transforming a moose into a mouse. All clear thinking, as St.

Thomas Aquinas taught us, comes from making distinctions between subjects. For this reason, I'll opt to say nothing with the hope that heads become cleared and intelligent discussion can proceed within the set parameters.

FP: Well thank you sir. Unfortunately we are nearing the end of our discussion.

Yes, our topic in this symposium was nuclear terrorism and I am grateful to all of you for having provided your wisdom on it.

Even if the topic of a symposium was the cause of global warming and someone started to engage in Holocaust or Gulag Denial, unfortunately I would have to stray from the topic and counter such denial.

So the same with our symposium. If someone is going to start applying moral equivalency between our side and the terrorists, I simply can't let it go. Just like I can't overlook the diagnosis that Islamist rage at us has more to do with our policies than with a hatred of freedom. Moreover, I can't let go unchecked a prescription (i.e. cut-and-run from Iraq) that will result in a nightmarish setback for us in this terror war and in a horrible bloodbath that will follow.

More importantly, these issues *are not* disconnected from our main topic today. Why we are in this war and the importance of us maintaining the course in Iraq and Afghanistan is directly connected to the danger of nuclear terror. If we cut and run, and if we confuse why and how our enemies hate us, we will facilitate the possibility of a nuclear horror being perpetrated against us.

In any case, David Dastych, your final comment please.

Dastych: Thank you, Jamie, for allowing me to add my final comments. Even, if we went a bit astray from the main topic - the nuclear terrorist threat - we have to consider the opinions and the feelings of our Muslim allies and friends, such as Mr. Hamid Mir, whom I trust and understand. He shows us that, in fact, the Muslim world developed a strong hatred of the United States and of the West in general. I think that some erroneous policies or practices of the United States (like Abu Ghraib or Guantanamo abuses, or unjustified bombing) are not the main cause of this hatred. Its principal cause is the radicalization of Islam in some countries, strongly supported by the Saudi Wahhabi religious centers and by Saudi financial contributions.

In the U.S. and in Europe, and also in Africa, most of the new mosques are built by Saudi money and run by radical clerics. This is the "landscape" for the radicalization of Muslim youths in the Western countries and beyond them. But the radical slogans, demonstrations, staged hatred rallies (like the recent anti-Benedict campaign) have not much in common with the proliferation of nuclear weapons, and with providing terrorists with these weapons. At this moment we have to make a clear distinction between some states, pursuing nuclear weaponization programs for their own sake (defense, protection, power ambitions) and these states, their governments or other organizations like some intelligence agencies, who deal with terrorists and do not hesitate to sell nuclear materials or weapons to them.

From my own experience and from what I can get from other sources, I conclude that some post-Soviet states, mainly Russia, were the main providers of small, tactical nuclear weapons and of nuclear materials to terrorist organizations, often through organized crime contacts. I cannot exclude from this group other states or organizations (like the already broken Dr. Khan's network in Pakistan, like Libya or Syria, like North Korea and Iran). Therefore, I would like to repeat my previous statement that state-terrorist links are the most dangerous element of the present nuclear threat to the United States, its military forces and institutions abroad, and to Europe and other regions of the world.

And now: what should be done to push back and stop this threat? Apart from what is already done and being done by the U.S. Government agencies and similar institutions of our allies (Britain, Canada, Australia, France, Germany, Israel, Pakistan, Turkey, Poland and many other), there is a need for a multi-national, based in several countries, highly mobile and effective Special Force to intervene at any place of the globe, where a WMD (not only nuclear) threat has been identified and uncovered.

Efficient intelligence, based on technical and human means, should be used to discover and locate the WMD plots, and a mobile force should be immediately used to kill or capture the perpetrators and to seize the weapons. In addition to that, true and timely information and education should be provided to all citizens by the media, including the mainstream media. Ordinary people, living in the U.S., in Europe and other countries, can be of great help to the authorities in detecting dangerous activities. But they have to be told what to look for.

As to the wars and other operations against terrorists: the U.S., NATO and other allied military forces should stay in Iraq and in Afghanistan as long as it will be necessary to fight the terrorists and radicals. To withdraw now, without a break-through, could be a sign of weakness and an encouragement to the terrorists and radicals to continue their fight. The U.S. government should examine a possibility to withdraw its military forces from Saudi Arabia, leaving the Land of Two Holy Places to the Muslims. It could be a sign of good will.

FP: David Dastych, Harvey W. Kushner, Paul Williams, and Hamid Mir, thank you for joining Frontpage Symposium.

ATT. UU

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2008 Visteon Corporation Proxy Statement
Stockholder Proposal from Mr. Fredrick P. Wilson

Ladies and Gentlemen:

We have received from Mr. Fredrick P. Wilson a shareholder proposal (the "Proposal") for inclusion in the proxy materials for our 2008 Annual Meeting of Stockholders anticipated to take place on or about May 14, 2008 ("2008 Annual Meeting") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal is entitled "SUPPORT NEW VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

As more fully discussed below, we ask that the Staff of the Commission advise us that the Staff will not recommend any action to the Commission in respect of our excluding the Proposal from our proxy materials under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

Background

The full text of the Proposal and related supporting statement as submitted to us are attached as Exhibit A. The Proposal provides, in relevant part:

> Resolved: that the shareholders request Visteon's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in supporting improving the fuel economy of all customer's new

> light trucks and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

The substance of the recitals preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi Sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. Although the proposal does not make an explicit connection between the recitals and the resolution, the proposal is apparently based on the ideas that improving fuel economy will facilitate the cessation of importing oil from the Middle East and that an executive compensation program that tracks progress in fuel economy will provide an incentive for Visteon to support the improvement of the fuel economy of its customers' new vehicles.

The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because the Proposal Relates to Ordinary Business Matters.

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations," and the Staff of the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day-to-day basis are not suitable for direct oversight by stockholders. *See* Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). It would undercut the Commission's purpose in permitting omissions simply by a gratuitous reference to executive compensation. Accordingly, the Staff looks to the "thrust and focus" of proposal to determine if it deals with ordinary business matters, rather than to an incidental mention of executive compensation. For example, the Staff took a no-action position toward omitting a proposal that linked executive bonuses to the reduction of retiree bonuses under Rule 14a-8(i)(7), noting that despite the mention of executive compensation, "the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *Exelon Corporation* (March 10, 2005). *See also: Corrections Corporation of America* (March 15, 2006)(In responding that it would not recommend enforcement action if Corrections Corporation of America excluded the proposal under Rule 14a-8(i)(7), the Staff commented, "although the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation.").

In the present case, the thrust and focus of the Proposal is clearly on the risk proposed by Islamic extremism and, secondarily, on a desire to improve fuel economy apparently to permit the U.S. to stop buying oil from the Middle East. Executive compensation is far from the principal concern of the Proposal. Despite the mention of executive compensation, the principal focus of the Proposal is supporting an improvement in the fuel economy of the vehicles of its customers. Developing products that improve the fuel economy of the vehicles of its customers is an important part of Visteon's ordinary business operations, primarily as a means of winning business with its customers. The Proposal does not otherwise discuss executive compensation except for the sole mention in the concluding resolution; there simply is no attempt beyond the request for an incentive linked to vehicle fuel economy to demonstrate the relevance of executive compensation to the issue of fuel economy, or to the issue of radical Islamism, which dominates the recitals.

We are mindful that Division of Corporation Finance: Staff Legal Bulletin No. 14C (CF) (June 28, 2005) indicates that certain proposals that encompass environmental or public health issues which are deemed to focus on significant policy issues may not be excluded. However, the present Proposal does not focus in any way on the company minimizing or eliminating operations that adversely affect the environment or the public's health, but rather is solely concerned with denouncing terrorism and radical Islamism. Further, the invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove it from the realm of ordinary business operations. *See Carnival Corporation and Carnival plc* (January 6, 2006). *See also: General Motors Corporation* (March 11, 2003); *T. Rowe Price Group, Inc.* (January 10, 2003 and December 27, 2002); *SBC Communications Inc.* (December 26, 2002); *Morgan Stanley* (December 23, 2002); *Lucent Technologies Inc.* (November 18, 2002); *Johnson & Johnson* (January 15, 2003); and *American Home Products Corporation* (March 4, 2002).

The Staff's concurrence just last year in the exclusion of a proposal in *General Motors Corporation* (April 4, 2007) is particularly instructive since it involves a proponent, a proposal and a company response substantively identical to that presented here. In *General Motors Corporation,* as here, the company received a proposal from Mr. Wilson calling for the institution of an executive compensation program linked to the fuel economy of vehicles. Specifically, in *General Motors Corporation,* the proposal provided, in relevant part:

> Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

In *General Motors Corporation,* the Staff concurred in the company's exclusion of the proposal from its proxy materials in reliance on Rule 14a-8(i)(7), noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters."

Accordingly, we properly may exclude and intend to exclude the Proposal from our proxy materials as permitted by Rule 14a-8(i)(7).

The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because the Proposal Is Vague and Misleading.

In addition, Rule 14a-8(i)(3) would permit the omission of all or nearly all of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

> statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion. For example, the first recital includes the statement "Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christian and Jews." The fourth recital states, "Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that are taught hatred by Saudi money that will be an active 5th column for the Islamofascists." These statement and others in the recital, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. We do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). *See, e.g., Bank of America Corporation* (January 12, 2007).

* * * * *

We ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our excluding the Proposal from our proxy materials. If the Staff disagrees with our conclusion that the Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2008 Annual Meeting with the Commission. We are also enclosing six copies of this letter and its exhibits and an additional copy of the letter and its exhibits is concurrently being sent to Mr. Wilson.

If you have any questions regarding this matter or if I can be of any help to you in any way, please feel free to contact me.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Mr. Fredrick P. Wilson

November 17, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Mr. Peter M. Ziparro
Assistant General Counsel, Chief Counsel's Office, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2007 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Mr. Ziparro;

The first attachment is a letter dated 06Nov2007,from Fidelity, Inc., the brokerage holding my stock, attesting to the purchase date of my Visteon Stock and the quantity owned, that as of the date of that letter I still owned the stock, and that I have continuously held that stock since purchase. The first purchase date is December 05, 2005 and the quantity is 100 shares. Additional shares (200) were purchased on 31OCT2006, additional shares (100) on 24Aug, 2007, and, as shown in the second attachment, additional shares (250) were purchased on 13Nov2007. The 400 shares of stock is valued as of 06Nov2007 at about $2,328.00, and the total of 650 shares of stock as of 16Nov2007 is valued at $3,107.00.

The second attachment is a statement of my account with Fidelity 16Nov2007. It indicates the shares of stock, purchase dates, and valuation as of 16Nov2007. The total value of the stock is $3,107.00.

The third attachment is my letter to Visteon Chief Legal Counsel, Mr. John Donofrio, Dated 06NOV2007 regarding my intention to continue to own these shares of Visteon stock beyond the annual meeting in 2008, and for many years beyond that and to prosper from that.

The fourth attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 499 words long per Microsoft Word 2000 wordcount, including the title and signature and date.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,

Fredrick P. Wilson

Att: 1) Letter from Fidelity, Inc regarding ownership of my Visteon Stock.
2) Fidelity account printout showing purchase dates and values as of 16Nov2007.
3) Letter to Visteon Legal, Chief Counsel John Donofrio, regarding my intent to continue to own this stock.
4) Stockholder Proposal: SUPPORT VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 6, 2007

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

Dear Mr. Wilson,

This letter is in response to the letter that we received from you on October 29, 2007. It was regarding your inquiry about the Cost Basis Information and Purchase History for the 400 shares of Visteon Corp. (VC) that you hold in your Fidelity Rollover IRA number 135-588180.

This is to confirm that you currently hold 400 shares of Visteon Corp. (VC) in your Fidelity Brokerage Rollover IRA number 135-588180. The value of your 400 shares of VC is $2,328.00 as of October 29, 2007. Secondly, the Purchase History and Cost Basis Information[1] for your 400 shares of VC is as follows.

Event Date	Transaction	Event Quantity	Event Basis	Position Quantity	Position Basis
12/05/2005	Buy	100.000	$670.00	100.000	$670.00
10/31/2006	Buy	200.000	$1,466.00	300.000	$2,136.00
08/24/2007	Buy	100.000	$556.90	400.000	$2,692.00

These shares have been held continuously in your account since they were purchased.

I hope this information is helpful. If you have any further questions, please feel free to contact me at 800-482-9984, extension 27936. We appreciate your business.

Sincerely,

Peter Zaitzevsky
Client Service Specialist

Our File: W035062-06NOV07

[1] Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) and change since purchase information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax advisor for further information.

Account: ROLLOVER IRA (135588180)

Position

- As of: 11/16/2007, 12:50 AM

Symbol	Description	Quantity	Closing Mkt Value	Cost	Net Change	Net Change %	Type	
VC	VISTEON CORP COM	650.0000	$3,107.00	$3,968.15	-$861.15	-21.70%	Cash	Trade News Research

Open Lots

The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost per Share	Closing Mkt Value	Cost	Net Change	Net Change %
12/05/2005	100.0000	$6.70	$478.00	$670.00	-$192.00	-28.66%
10/31/2006	200.0000	$7.33	$956.00	$1,466.00	-$510.00	-34.79%
08/24/2007	100.0000	$5.57	$478.00	$556.90	-$78.90	-14.17%
11/13/2007	250.0000	$5.10	$1,195.00	$1,275.25	-$80.25	-6.29%

November 06, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
PH: 810-694-6628
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Mr. John Donofrio
Sr. VP and General Counsel, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

ATTN: Mr. John Donofrio
Chief Counsel

SUBJECT: Intent to Continuously Hold Stock for the next three years, i.e. Stock Retention

Dear Mr. Donofrio:

The attached letter dated 06Nov2007, from Fidelity, Inc. establishes my continuously held ownership of the stock listed, that which has been continuously held for not only at least one year, but actually for well over one year, as well as lots held for shorter time frames.

I do personally attest that I have continuously held the first two lots of stock, which exceeds $1,434 in value for over one year, and I have continuously held the other two lots.

I do intend to continuously hold, i.e. own, this VC stock for the next three complete calendar years of 2008, 2009, and 2010, and through the dates of the annual meeting of shareholders in 2008 and the date of the annual meeting of shareholders in 2009, and through the date of the annual meeting of shareholders in 2010. I do intend to continuously hold this stock for many years beyond that and to prosper from it.

If you have any questions or concerns, please contact me at your earliest opportunity.

Regards,

Fredrick P. Wilson

SUPPORT NEW VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Visteon's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in supporting improving the fuel economy of all customer's new light trucks and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/17/07

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Visteon Corporation
Incoming letter dated December 21, 2007

The proposal requests that the board institute an executive compensation program that tracks progress in supporting improving fuel economy of all customers' light trucks and passenger vehicles.

There appears to be some basis for your view that Visteon may exclude the proposal under rule 14a-8(i)(7), as relating to Visteon's ordinary business operations. In this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if Visteon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Visteon relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END